Registration No. 333-212970
                                                    1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 6350

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                            Suite 400
                     Wheaton, Illinois  60187

D.   Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX| Check box if it is proposed that this filing will become effective on October 7, 2016 at 2:00 p.m. pursuant to Rule 487.



                  Dow(R) Target 5 4Q '16 - Term 1/9/18
                 Dow(R) Target Dvd. 4Q '16 - Term 1/9/18
                  Global Target 15 4Q '16 - Term 1/9/18
                   S&P Target 24 4Q '16 - Term 1/9/18
                 S&P Target SMid 60 4Q '16 - Term 1/9/18
                 Target Divsd. Dvd. 4Q '16 - Term 1/9/18
              Target Dvd. Multi-Strat. 4Q '16 - Term 1/9/18
                  Target Dbl. Play 4Q '16 - Term 1/9/18
                   Target Focus 4 4Q '16 - Term 1/9/18
             Target Global Dvd. Leaders 4Q '16 - Term 1/9/18
                   Target Growth 4Q '16 - Term 1/9/18
                    Target Triad 4Q '16 - Term 1/9/18
                     Target VIP 4Q '16 - Term 1/9/18
              Value Line(R) Target 25 4Q '16 - Term 1/9/18

                                 FT 6350

FT 6350 is a series of a unit investment trust, the FT Series. FT 6350 consists of 14 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST(R)

                              800-621-1675


             The date of this prospectus is October 7, 2016

                           Table of Contents

Summary of Essential Information                                       3
Fee Table                                                              9
Report of Independent Registered Public Accounting Firm               13
Statements of Net Assets                                              14
Schedules of Investments                                              20
The FT Series                                                         48
Portfolios                                                            49
Risk Factors                                                          57
Hypothetical Performance Information                                  63
Public Offering                                                       69
Distribution of Units                                                 72
The Sponsor's Profits                                                 73
The Secondary Market                                                  73
How We Purchase Units                                                 73
Expenses and Charges                                                  74
Tax Status                                                            74
Retirement Plans                                                      81
Rights of Unit Holders                                                81
Income and Capital Distributions                                      82
Redeeming Your Units                                                  83
Investing in a New Trust                                              84
Removing Securities from a Trust                                      85
Amending or Terminating the Indenture                                 86
Information on the Sponsor, Trustee and Evaluator                     86
Other Information                                                     87

              Summary of Essential Information (Unaudited)

                                 FT 6350


                   At the Opening of Business on the
                Initial Date of Deposit-October 7, 2016


                 Sponsor:   First Trust Portfolios L.P.
                 Trustee:   The Bank of New York Mellon
               Evaluator:   First Trust Advisors L.P.

                                                                      The Dow(R)           The Dow(R)           Global
                                                                      Target 5             Target Dividend      Target 15
                                                                      Portfolio, 4th       Portfolio, 4th       Portfolio, 4th
                                                                      Quarter 2016 Series  Quarter 2016 Series  Quarter 2016 Series
                                                                      ___________________  ___________________  ___________________
Initial Number of Units (1)                                                      17,233               16,832               15,301
Fractional Undivided Interest in the Trust per Unit (1)                        1/17,233             1/16,832             1/15,301
Public Offering Price:
Public Offering Price per Unit (2)                                      $        10.000      $        10.000      $        10.000
   Less Initial Sales Charge per Unit (3)                                         (.100)               (.100)               (.100)
                                                                        _______________      _______________      _______________
Aggregate Offering Price Evaluation of Securities per Unit (4)                    9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                        (.145)               (.145)               (.145)
                                                                        _______________      _______________      _______________
Redemption Price per Unit (5)                                                     9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                             (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                          (.043)               (.033)               (.039)
                                                                        _______________      _______________      _______________
Net Asset Value per Unit                                                $         9.662      $         9.672      $         9.666
                                                                        ===============      ===============      ===============

Tax Status (6)                                                           Grantor Trust        Grantor Trust        Grantor Trust
Distribution Frequency (7)                                                  Monthly              Monthly              Monthly
Initial Distribution Date (7)                                          November 25, 2016    November 25, 2016    November 25, 2016
Estimated Net Annual Distribution per Unit (8)                          $         .3302      $         .3864      $         .4190
Cash CUSIP Number                                                            30300M 543           30300M 584           30300M 626
Reinvestment CUSIP Number                                                    30300M 550           30300M 592           30300M 634
Fee Account Cash CUSIP Number                                                30300M 568           30300M 600           30300M 642
Fee Account Reinvestment CUSIP Number                                        30300M 576           30300M 618           30300M 659
Pricing Line Product Code                                                        107610               107647               107804
Ticker Symbol                                                                    FEUGMX               FZRTHX               FPCJVX

First Settlement Date                                        October 13, 2016
Mandatory Termination Date (9)                               January 9, 2018
____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 6350


                   At the Opening of Business on the
                Initial Date of Deposit-October 7, 2016


                 Sponsor:   First Trust Portfolios L.P.
                 Trustee:   The Bank of New York Mellon
               Evaluator:   First Trust Advisors L.P.

                                                                                                                Target
                                                                      S&P                  S&P                  Diversified
                                                                      Target 24            Target SMid 60       Dividend
                                                                      Portfolio, 4th       Portfolio, 4th       Portfolio, 4th
                                                                      Quarter 2016 Series  Quarter 2016 Series  Quarter 2016 Series
                                                                      ___________________  ___________________  ___________________
Initial Number of Units (1)                                                      12,224               15,953               17,752
Fractional Undivided Interest in the Trust per Unit (1)                        1/12,224             1/15,953             1/17,752
Public Offering Price:
Public Offering Price per Unit (2)                                      $        10.000      $        10.000      $        10.000
   Less Initial Sales Charge per Unit (3)                                         (.100)               (.100)               (.100)
                                                                        _______________      _______________      _______________
Aggregate Offering Price Evaluation of Securities per Unit (4)                    9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                        (.145)               (.145)               (.145)
                                                                        _______________      _______________      _______________
Redemption Price per Unit (5)                                                     9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                             (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                          (.046)               (.029)               (.016)
                                                                        _______________      _______________      _______________
Net Asset Value per Unit                                                $         9.659      $         9.676      $         9.689
                                                                        ===============      ===============      ===============

Tax Status (6)                                                           Grantor Trust             RIC                  RIC
Distribution Frequency (7)                                                  Monthly           Semi-Annually           Monthly
Initial Distribution Date (7)                                          November 25, 2016    December 25, 2016    November 25, 2016
Estimated Net Annual Distribution per Unit (8)                          $         .1364      $         .1212      $         .3571
Cash CUSIP Number                                                            30300M 667           30301C 304           30300M 709
Reinvestment CUSIP Number                                                    30300M 675           30301C 312           30300M 717
Fee Account Cash CUSIP Number                                                30300M 683           30301C 320           30300M 725
Fee Account Reinvestment CUSIP Number                                        30300M 691           30301C 338           30300M 733
Pricing Line Product Code                                                        107808               107816               107675
Ticker Symbol                                                                    FHQDNX               FEVAWX               FLLEBX

First Settlement Date                                        October 13, 2016
Mandatory Termination Date (9)                               January 9, 2018
____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 6350


                   At the Opening of Business on the
                Initial Date of Deposit-October 7, 2016


                 Sponsor:   First Trust Portfolios L.P.
                 Trustee:   The Bank of New York Mellon
               Evaluator:   First Trust Advisors L.P.

                                                                      Target Dividend
                                                                      Multi-Strategy       Target Double Play   Target Focus Four
                                                                      Portfolio, 4th       Portfolio, 4th       Portfolio, 4th
                                                                      Quarter 2016 Series  Quarter 2016 Series  Quarter 2016 Series
                                                                      ___________________  ___________________  ___________________
Initial Number of Units (1)                                                      25,877               12,604               28,389
Fractional Undivided Interest in the Trust per Unit (1)                        1/25,877             1/12,604             1/28,389
Public Offering Price:
Public Offering Price per Unit (2)                                      $        10.000      $        10.000      $        10.000
   Less Initial Sales Charge per Unit (3)                                         (.100)               (.100)               (.100)
                                                                        _______________      _______________      _______________
Aggregate Offering Price Evaluation of Securities per Unit (4)                    9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                        (.145)               (.145)               (.145)
                                                                        _______________      _______________      _______________
Redemption Price per Unit (5)                                                     9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                             (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                          (.040)               (.048)               (.028)
                                                                        _______________      _______________      _______________
Net Asset Value per Unit                                                $         9.665      $         9.657      $         9.677
                                                                        ===============      ===============      ===============

Tax Status (6)                                                                RIC                  RIC                  RIC
Distribution Frequency (7)                                                  Monthly              Monthly           Semi-Annually
Initial Distribution Date (7)                                          November 25, 2016    November 25, 2016    December 25, 2016
Estimated Net Annual Distribution per Unit (8)                          $         .3635      $         .2520      $         .2215
Cash CUSIP Number                                                            30300M 741           30300M 782           30301C 346
Reinvestment CUSIP Number                                                    30300M 758           30300M 790           30301C 353
Fee Account Cash CUSIP Number                                                30300M 766           30300M 808           30301C 361
Fee Account Reinvestment CUSIP Number                                        30300M 774           30300M 816           30301C 379
Pricing Line Product Code                                                        107614               107618               107626
Ticker Symbol                                                                    FHAELX               FRUBIX               FDLARX


First Settlement Date                                         October 13, 2016
Mandatory Termination Date (9)                                January 9, 2018
____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 6350


                   At the Opening of Business on the
                Initial Date of Deposit-October 7, 2016


                 Sponsor:   First Trust Portfolios L.P.
                 Trustee:   The Bank of New York Mellon
               Evaluator:   First Trust Advisors L.P.

                                                                      Target Global        Target
                                                                      Dividend Leaders     Growth               Target Triad
                                                                      Portfolio, 4th       Portfolio, 4th       Portfolio, 4th
                                                                      Quarter 2016 Series  Quarter 2016 Series  Quarter 2016 Series
                                                                      ___________________  ___________________  ___________________
Initial Number of Units (1)                                                      16,040               15,196               21,007
Fractional Undivided Interest in the Trust per Unit (1)                        1/16,040             1/15,196             1/21,007
Public Offering Price:
Public Offering Price per Unit (2)                                      $        10.000      $        10.000      $        10.000
   Less Initial Sales Charge per Unit (3)                                         (.100)               (.100)               (.100)
                                                                        _______________      _______________      _______________
Aggregate Offering Price Evaluation of Securities per Unit (4)                    9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                        (.145)               (.145)               (.145)
                                                                        _______________      _______________      _______________
Redemption Price per Unit (5)                                                     9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                             (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                          (.010)               (.039)               (.021)
                                                                        _______________      _______________      _______________
Net Asset Value per Unit                                                $         9.695      $         9.666      $         9.684
                                                                        ===============      ===============      ===============

Tax Status (6)                                                                RIC                  RIC                  RIC
Distribution Frequency (7)                                                  Monthly           Semi-Annually        Semi-Annually
Initial Distribution Date (7)                                          November 25, 2016    December 25, 2016    December 25, 2016
Estimated Net Annual Distribution per Unit (8)                          $         .5514      $         .0737      $         .1848
Cash CUSIP Number                                                            30300M 824           30301C 387           30301C 429
Reinvestment CUSIP Number                                                    30300M 832           30301C 395           30301C 437
Fee Account Cash CUSIP Number                                                30300M 840           30301C 403           30301C 445
Fee Account Reinvestment CUSIP Number                                        30300M 857           30301C 411           30301C 452
Pricing Line Product Code                                                        107622               107683               107687
Ticker Symbol                                                                    FCIATX               FYPONX               FVGSTX

First Settlement Date                                         October 13, 2016
Mandatory Termination Date (9)                                January 9, 2018
____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 6350


                   At the Opening of Business on the
                Initial Date of Deposit-October 7, 2016


                 Sponsor:   First Trust Portfolios L.P.
                 Trustee:   The Bank of New York Mellon
               Evaluator:   First Trust Advisors L.P.

                                                                                                                Value Line(R)
                                                                                           Target VIP           Target 25
                                                                                           Portfolio, 4th       Portfolio, 4th
                                                                                           Quarter 2016 Series  Quarter 2016 Series
                                                                                           ___________________  ___________________
Initial Number of Units (1)                                                                           58,697               14,126
Fractional Undivided Interest in the Trust per Unit (1)                                             1/58,697             1/14,126
Public Offering Price:
Public Offering Price per Unit (2)                                                           $        10.000      $        10.000
   Less Initial Sales Charge per Unit (3)                                                              (.100)               (.100)
                                                                                             _______________      _______________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                         9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                                             (.145)               (.145)
                                                                                             _______________      _______________
Redemption Price per Unit (5)                                                                          9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                                                  (.050)               (.050)
    Less Organization Costs per Unit (5)                                                               (.027)               (.033)
                                                                                             _______________      _______________
Net Asset Value per Unit                                                                     $         9.678      $         9.672
                                                                                             ===============      ===============

Tax Status (6)                                                                                     RIC             Grantor Trust
Distribution Frequency (7)                                                                    Semi-Annually           Monthly
Initial Distribution Date (7)                                                               December 25, 2016    November 25, 2016
Estimated Net Annual Distribution per Unit (8)                                               $         .1823      $         .1219
Cash CUSIP Number                                                                                 30301C 460           30301C 106
Reinvestment CUSIP Number                                                                         30301C 478           30301C 114
Fee Account Cash CUSIP Number                                                                     30301C 486           30301C 122
Fee Account Reinvestment CUSIP Number                                                             30301C 494           30301C 130
Pricing Line Product Code                                                                             107691               107679
Ticker Symbol                                                                                         FHNKLX               FAKNBX

First Settlement Date                                         October 13, 2016
Mandatory Termination Date (9)                                January 9, 2018
____________

See "Notes to Summary of Essential Information" on page 8.

Page 7


               NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the Evaluation Time on October 10, 2016, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Tax Status."

(7) For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For Trusts that intend to qualify as regulated investment companies ("RICs") and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year. For all Trusts, upon termination of a Trust, amounts in the Income and Capital Accounts will be distributed to remaining Unit holders.

(8) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table," "Risk Factors" and "Expenses and Charges."

(9) See "Amending or Terminating the Indenture."


                         Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                         The Dow(R)                      The Dow(R)
                                                         Target 5 Portfolio              Target Dividend Portfolio
                                                         4th Quarter 2016 Series         4th Quarter 2016 Series
                                                         -----------------------         -------------------------
                                                                     Amount                             Amount
                                                                     per Unit                           per Unit
                                                                     --------                           --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                 1.00%(a)     $.100                1.00%(a)      $.100
   Deferred sales charge                                1.45%(b)     $.145                1.45%(b)      $.145
   Creation and development fee                         0.50%(c)     $.050                0.50%(c)      $.050
                                                        -----        -----                -----         -----
   Maximum sales charge
   (including creation and development fee)             2.95%        $.295                2.95%         $.295
                                                        =====        =====                =====         =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                         .430%(d)     $.0430               .330%(d)      $.0330
                                                        =====        ======               =====         ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                          .060%        $.0060               .060%         $.0060
   Trustee's fee and other operating expenses           .114%(f)     $.0114               .114%(f)      $.0114
                                                        -----        ------               -----         ------
   Total                                                .174%        $.0174               .174%         $.0174
                                                        =====        ======               =====         ======

                                                         Global                           S&P Target 24
                                                         Target 15 Portfolio              Portfolio
                                                         4th Quarter 2016 Series          4th Quarter 2016 Series
                                                         -----------------------          -----------------------
                                                                     Amount                             Amount
                                                                     per Unit                           per Unit
                                                                     --------                           --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                 1.00%(a)     $.100                1.00%(a)      $.100
   Deferred sales charge                                1.45%(b)     $.145                1.45%(b)      $.145
   Creation and development fee                         0.50%(c)     $.050                0.50%(c)      $.050
                                                        -----        -----                -----         -----
   Maximum sales charge
   (including creation and development fee)             2.95%        $.295                2.95%         $.295
                                                        =====        =====                =====         =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                         .390%(d)     $.0390               .460%(d)      $.0460
                                                        =====        ======               =====         ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                          .060%        $.0060               .060%         $.0060
   Trustee's fee and other operating expenses           .283%(f)     $.0283               .114%(f)      $.0114
                                                        -----        ------               -----         ------
   Total                                                .343%        $.0343               .174%         $.0174
                                                        =====        ======               =====         ======

                                                   S&P Target SMid 60          Target Diversified         Target Dividend
                                                   Portfolio                   Dividend Portfolio         Multi-Strategy Portfolio
                                                   4th Quarter 2016 Series     4th Quarter 2016 Series    4th Quarter 2016 Series
                                                   -----------------------     -----------------------    ------------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .290%(d)     $.0290         .160%(d)     $.0160         .400%(d)     $.0400
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                     .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .127%(f)     $.0127         .611%(f)     $.0611
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .187%        $.0187         .671%        $.0671
                                                   =====        ======         =====        ======         =====        ======

                                                   Target Double Play          Target Focus Four           Target Global Dividend
                                                   Portfolio                   Portfolio                   Leaders Portfolio
                                                   4th Quarter 2016 Series     4th Quarter 2016 Series     4th Quarter 2016 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .480%(d)     $.0480         .280%(d)     $.0280         .100%(d)     $.0100
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                     .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .127%(f)     $.0127         .127%(f)     $.0127
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .187%        $.0187         .187%        $.0187
                                                   =====        ======         =====        ======         =====        ======

                                                   Target Growth               Target Triad                Target VIP
                                                   Portfolio                   Portfolio                   Portfolio
                                                   4th Quarter 2016 Series     4th Quarter 2016 Series     4th Quarter 2016 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .390%(d)     $.0390         .210%(d)     $.0210         .270%(d)     $.0270
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                     .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .127%(f)     $.0127         .196%(f)     $.0196
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .187%        $.0187         .256%        $.0256
                                                   =====        ======         =====        ======         =====        ======

                                                   Value Line(R)
                                                   Target 25 Portfolio
                                                   4th Quarter 2016 Series
                                                   -----------------------
                                                                Amount
                                                                per Unit
                                                                --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050
                                                   -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295
                                                   =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .330%(d)     $.0330
                                                   =====        ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                     .060%        $.0060
   Trustee's fee and other operating expenses      .114%(f)     $.0114
                                                   -----        ------
   Total                                           .174%        $.0174
                                                   =====        ======

                                Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                                                                             1 Year     3 Years    5 Years    10 Years
                                                                             ________   ________   ________   ________
The Dow(R) Target 5 Portfolio, 4th Quarter 2016 Series                       $   355    $   880    $ 1,171    $ 2,404
The Dow(R) Target Dividend Portfolio, 4th Quarter 2016 Series                    345        850      1,131      2,324
Global Target 15 Portfolio, 4th Quarter 2016 Series                              368        918      1,240      2,545
S&P Target 24 Portfolio, 4th Quarter 2016 Series                                 358        889      1,183      2,428
S&P Target SMid 60 Portfolio, 4th Quarter 2016 Series                            343        842      1,122      2,305
Target Diversified Dividend Portfolio, 4th Quarter 2016 Series                   330        803      1,070      2,199
Target Dividend Multi-Strategy Portfolio, 4th Quarter 2016 Series                402      1,018      1,407      2,879
Target Double Play Portfolio, 4th Quarter 2016 Series                            362        899      1,197      2,458
Target Focus Four Portfolio, 4th Quarter 2016 Series                             342        839      1,118      2,297
Target Global Dividend Leaders Portfolio, 4th Quarter 2016 Series                324        785      1,046      2,150
Target Growth Portfolio, 4th Quarter 2016 Series                                 353        872      1,162      2,386
Target Triad Portfolio, 4th Quarter 2016 Series                                  335        818      1,090      2,240
Target VIP Portfolio, 4th Quarter 2016 Series                                    348        857      1,149      2,360
Value Line(R) Target 25 Portfolio, 4th Quarter 2016 Series                       345        850      1,131      2,324

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.
_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 20, 2017.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs, which for certain Trusts include a one- time license fee, will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                         Report of Independent
                   Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 6350

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 6350, comprising Dow(R) Target 5 4Q '16
- Term 1/9/18 (The Dow(R) Target 5 Portfolio, 4th Quarter 2016 Series ); Dow(R) Target Dvd. 4Q '16 - Term 1/9/18 (The Dow(R) Target Dividend Portfolio, 4th Quarter 2016 Series ); Global Target 15 4Q '16 - Term 1/9/18 (Global Target 15 Portfolio, 4th Quarter 2016 Series); S&P Target 24 4Q '16 - Term 1/9/18 (S&P Target 24 Portfolio, 4th Quarter 2016 Series); S&P Target SMid 60 4Q '16 - Term 1/9/18 (S&P Target SMid 60 Portfolio, 4th Quarter 2016 Series); Target Divsd. Dvd. 4Q '16 - Term 1/9/18 (Target Diversified Dividend Portfolio, 4th Quarter 2016 Series); Target Dvd. Multi-Strat. 4Q '16 - Term 1/9/18 (Target Dividend Multi-Strategy Portfolio, 4th Quarter 2016 Series); Target Dbl. Play 4Q '16 - Term 1/9/18 (Target Double Play Portfolio, 4th Quarter 2016 Series); Target Focus 4 4Q '16 - Term 1/9/18 (Target Focus Four Portfolio, 4th Quarter 2016 Series); Target Global Dvd. Leaders 4Q '16 - Term 1/9/18 (Target Global Dividend Leaders Portfolio, 4th Quarter 2016 Series); Target Growth 4Q '16 - Term 1/9/18 (Target Growth Portfolio, 4th Quarter 2016 Series); Target Triad 4Q '16 - Term 1/9/18 (Target Triad Portfolio, 4th Quarter 2016 Series); Target VIP 4Q '16 - Term 1/9/18 (Target VIP Portfolio, 4th Quarter 2016 Series); and Value Line(R) Target 25 4Q '16 - Term 1/9/18 (Value Line(R) Target 25 Portfolio, 4th Quarter 2016 Series ) (collectively, the "Trusts"), as of the opening of business on October 7, 2016 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, audits of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinions. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on October 7, 2016, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of each of the Trusts constituting FT 6350, as of the opening of business on October 7, 2016 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 7, 2016

                        Statements of Net Assets

                                 FT 6350


                    At the Opening of Business on the
                 Initial Date of Deposit-October 7, 2016


                                                                     The Dow(R)            The Dow(R) Target     Global Target 15
                                                                     Target 5 Portfolio    Dividend Portfolio    Portfolio
                                                                     4th Quarter           4th Quarter           4th Quarter
                                                                     2016 Series           2016 Series           2016 Series
                                                                     __________________    __________________    ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $170,610              $166,641               $151,481
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (741)                 (555)                  (597)
Less liability for deferred sales charge (4)                           (2,499)               (2,441)                (2,219)
Less liability for creation and development fee (5)                      (862)                 (842)                  (765)
                                                                     ________              ________               ________
Net assets                                                           $166,508              $162,803               $147,900
                                                                     ========              ========               ========
Units outstanding                                                      17,233                16,832                 15,301
Net asset value per Unit (6)                                         $  9.662              $  9.672               $  9.666

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $172,333              $168,323               $153,011
Less maximum sales charge (7)                                          (5,084)               (4,965)                (4,514)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (741)                 (555)                  (597)
                                                                     ________              ________               ________
Net assets                                                           $166,508              $162,803               $147,900
                                                                     ========              ========               ========
__________

See "Notes to Statements of Net Assets" on page 19.

                        Statements of Net Assets

                                 FT 6350


                    At the Opening of Business on the
                 Initial Date of Deposit-October 7, 2016


                                                                     S&P                   S&P
                                                                     Target 24             Target SMid 60        Target Diversified
                                                                     Portfolio             Portfolio             Dividend Portfolio
                                                                     4th Quarter           4th Quarter           4th Quarter
                                                                     2016 Series           2016 Series           2016 Series
                                                                     ___________           ______________        __________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $121,015              $157,939              $175,749
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (562)                 (463)                 (284)
Less liability for deferred sales charge (4)                           (1,772)               (2,313)               (2,574)
Less liability for creation and development fee (5)                      (611)                 (798)                 (888)
                                                                     ________              ________              ________
Net assets                                                           $118,070              $154,365              $172,003
                                                                     ========              ========              ========
Units outstanding                                                      12,224                15,953                17,752
Net asset value per Unit (6)                                         $  9.659              $  9.676              $  9.689

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $122,238              $159,534              $177,524
Less maximum sales charge (7)                                          (3,606)               (4,706)               (5,237)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (562)                 (463)                 (284)
                                                                     ________              ________              ________
Net assets                                                           $118,070              $154,365              $172,003
                                                                     ========              ========              ========
__________

See "Notes to Statements of Net Assets" on page 19.

                        Statements of Net Assets

                                 FT 6350


                    At the Opening of Business on the
                 Initial Date of Deposit-October 7, 2016


                                                                     Target Dividend       Target
                                                                     Multi-Strategy        Double Play           Target Focus Four
                                                                     Portfolio             Portfolio             Portfolio
                                                                     4th Quarter           4th Quarter           4th Quarter
                                                                     2016 Series           2016 Series           2016 Series
                                                                     _______________       ___________           _________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $256,180              $124,779              $281,052
Less liability for reimbursement to Sponsor
   for organization costs (3)                                          (1,035)                 (605)                 (795)
Less liability for deferred sales charge (4)                           (3,752)               (1,828)               (4,116)
Less liability for creation and development fee (5)                    (1,294)                 (630)               (1,419)
                                                                     ________              ________              ________
Net assets                                                           $250,099              $121,716              $274,722
                                                                     ========              ========              ========
Units outstanding                                                      25,877                12,604                28,389
Net asset value per Unit (6)                                         $  9.665              $  9.657              $  9.677

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $258,768              $126,039              $283,892
Less maximum sales charge (7)                                          (7,634)               (3,718)               (8,375)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (1,035)                 (605)                 (795)
                                                                     ________              ________              ________
Net assets                                                           $250,099              $121,716              $274,722
                                                                     ========              ========              ========
__________

See "Notes to Statements of Net Assets" on page 19.

                        Statements of Net Assets

                                 FT 6350


                    At the Opening of Business on the
                 Initial Date of Deposit-October 7, 2016


                                                                     Target Global
                                                                     Dividend Leaders      Target                Target Triad
                                                                     Portfolio             Growth Portfolio      Portfolio
                                                                     4th Quarter           4th Quarter           4th Quarter
                                                                     2016 Series           2016 Series           2016 Series
                                                                     ________________      ________________      ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $158,793              $150,444              $207,970
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (160)                 (593)                 (441)
Less liability for deferred sales charge (4)                           (2,326)               (2,203)               (3,046)
Less liability for creation and development fee (5)                      (802)                 (760)               (1,050)
                                                                     ________              ________              ________
Net assets                                                           $155,505              $146,888              $203,433
                                                                     ========              ========              ========
Units outstanding                                                      16,040                15,196                21,007
Net asset value per Unit (6)                                         $  9.695              $  9.666              $  9.684

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $160,397              $151,964              $210,071
Less maximum sales charge (7)                                          (4,732)               (4,483)               (6,197)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (160)                 (593)                 (441)
                                                                     ________              ________              ________
Net assets                                                           $155,505              $146,888              $203,433
                                                                     ========              ========              ========
__________

See "Notes to Statements of Net Assets" on page 19.

                        Statements of Net Assets

                                 FT 6350


                    At the Opening of Business on the
                 Initial Date of Deposit-October 7, 2016



                                                                                                                 Value Line(R)
                                                                                           Target VIP            Target 25
                                                                                           Portfolio             Portfolio
                                                                                           4th Quarter           4th Quarter
                                                                                           2016 Series           2016 Series
                                                                                           ___________           _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                           $581,103              $139,850
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                                (1,585)                 (466)
Less liability for deferred sales charge (4)                                                 (8,511)               (2,048)
Less liability for creation and development fee (5)                                          (2,935)                 (706)
                                                                                           ________              ________
Net assets                                                                                 $568,072              $136,630
                                                                                           ========              ========
Units outstanding                                                                            58,697                14,126
Net asset value per Unit (6)                                                               $  9.678              $  9.672

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                      $586,973              $141,263
Less maximum sales charge (7)                                                               (17,316)               (4,167)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                                (1,585)                 (466)
                                                                                           ________              ________
Net assets                                                                                 $568,072              $136,630
                                                                                           ========              ========
__________

See "Notes to Statements of Net Assets" on page 19.

Page 18


                    NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trusts are structured as either regulated investment companies ("RICs") or grantor trusts ("grantors"). Those structured as RICs intend to comply in their initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to RICs and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders. The Trusts structured as grantors intend to comply in their initial fiscal year as a grantor under federal tax laws. In grantors, investors are deemed for federal tax purposes, to own the underlying assets of the Trust directly and as such, all taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of January 9, 2018.

(2) An irrevocable letter of credit for approximately $4,650,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to each of The Dow(R) Target 5 Portfolio, 4th Quarter 2016 Series ; The Dow(R) Target Dividend Portfolio, 4th Quarter 2016 Series ; Global Target 15 Portfolio, 4th Quarter 2016 Series; S&P Target 24 Portfolio, 4th Quarter 2016 Series; S&P Target SMid 60 Portfolio, 4th Quarter 2016 Series; Target Diversified Dividend Portfolio, 4th Quarter 2016 Series; Target Global Dividend Leaders Portfolio, 4th Quarter 2016 Series; Target Growth Portfolio, 4th Quarter 2016 Series; and Value Line(R) Target 25 Portfolio, 4th Quarter 2016 Series ; approximately $350,000 has been allocated to Target Double Play Portfolio, 4th Quarter 2016 Series; approximately $500,000 has been allocated to each of Target Dividend Multi-Strategy Portfolio, 4th Quarter 2016 Series; Target Focus Four Portfolio, 4th Quarter 2016 Series; and Target Triad Portfolio, 4th Quarter 2016 Series; and approximately $1,000,000 has been allocated to Target VIP Portfolio, 4th Quarter 2016 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The estimated organization costs range from $.0100 to $.0480 per Unit for the Trusts. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on January 20, 2017 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2017. If Unit holders redeem Units before March 20, 2017 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

         The Dow(R) Target 5 Portfolio, 4th Quarter 2016 Series
                                  FT 6350


                    At the Opening of Business on the
                 Initial Date of Deposit-October 7, 2016


                                                               Percentage
                                                               of Aggregate    Number    Market       Cost of          Current
Ticker Symbol and                                              Offering        of        Value per    Securities to    Dividend
Name of Issuer of Securities (1)                               Price           Shares    Share        the Trust (2)    Yield (3)
________________________________                               ____________    ______    _________    _____________    _________
COMMON STOCKS (100%):
Consumer Staples (20%):
KO       The Coca-Cola Company                                  20%              818     $41.71       $ 34,119         3.36%
Energy (20%):
XOM      Exxon Mobil Corporation                                20%              392      87.04         34,120         3.45%
Health Care (20%):
PFE      Pfizer Inc.                                            20%            1,014      33.65         34,121         3.57%
Information Technology (20%):
CSCO     Cisco Systems, Inc.                                    20%            1,084      31.48         34,124         3.30%
Telecommunication Services (20%):
VZ       Verizon Communications Inc.                            20%              679      50.26         34,126         4.60%
                                                               ____                                   ________
              Total Investments                                100%                                   $170,610
                                                               ====                                   ========
___________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

      The Dow(R) Target Dividend Portfolio, 4th Quarter 2016 Series
                                  FT 6350


                     At the Opening of Business on the
                  Initial Date of Deposit-October 7, 2016


                                                               Percentage
                                                               of Aggregate    Number    Market       Cost of          Current
Ticker Symbol and                                              Offering        of        Value per    Securities to    Dividend
Name of Issuer of Securities (1)(4)                            Price           Shares    Share        the Trust (2)    Yield (3)
___________________________________                            ____________    ______    _________    _____________    _________
COMMON STOCKS (100%):
Consumer Discretionary (5%):
GRMN     Garmin Ltd. +                                           5%            172       $ 48.39      $  8,323         4.22%
Financials (55%):
BBT      BB&T Corporation                                        5%            214         38.96         8,337         3.08%
CME      CME Group Inc.                                          5%             80        104.19         8,335         5.09%
FNB      F.N.B. Corporation                                      5%            667         12.49         8,331         3.84%
MCY      Mercury General Corporation                             5%            155         53.84         8,345         4.61%
NYCB     New York Community Bancorp, Inc.                        5%            590         14.13         8,337         4.81%
ORI      Old Republic International Corporation                  5%            468         17.81         8,335         4.21%
PACW     PacWest Bancorp                                         5%            192         43.46         8,344         4.60%
PBCT     People's United Financial, Inc.                         5%            525         15.87         8,332         4.28%
TRMK     Trustmark Corporation                                   5%            299         27.83         8,321         3.31%
UBSI     United Bankshares, Inc.                                 5%            219         38.06         8,335         3.47%
VLY      Valley National Bancorp                                 5%            868          9.60         8,333         4.58%
Telecommunication Services (10%):
T        AT&T Inc.                                               5%            213         39.11         8,330         4.91%
CTL      CenturyLink, Inc.                                       5%            309         26.97         8,334         8.01%
Utilities (30%):
AVA      Avista Corporation                                      5%            211         39.53         8,341         3.47%
GXP      Great Plains Energy Incorporated                        5%            313         26.62         8,332         3.94%
NI       NiSource Inc.                                           5%            365         22.84         8,337         2.89%
PNW      Pinnacle West Capital Corporation                       5%            114         72.97         8,319         3.43%
PPL      PPL Corporation                                         5%            256         32.50         8,320         4.68%
XEL      Xcel Energy Inc.                                        5%            210         39.62         8,320         3.43%
                                                               ____                                   ________
               Total Investments                               100%                                   $166,641
                                                               ====                                   ========
___________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

              Global Target 15 Portfolio, 4th Quarter 2016 Series
                                    FT 6350


                       At the Opening of Business on the
                    Initial Date of Deposit-October 7, 2016


                                                                    Percentage                          Cost of
                                                                    of Aggregate  Number    Market      Securities   Current
Ticker Symbol and                                                   Offering      of        Value per   to the       Dividend
Name of Issuer of Securities (1)(5)                                 Price         Shares    Share       Trust (2)    Yield (3)
___________________________________                                 ____________  ______    _________   __________   ________
COMMON STOCKS (100.00%):
China (26.68%):
3988 HK      Bank of China Ltd. #                                     6.67%        21,526   $  0.47     $ 10,100       5.57%
939 HK       China Construction Bank Corporation (Class H) #          6.67%        13,234      0.76       10,099       5.36%
1398 HK      Industrial and Commercial Bank of China Limited
             (Class H) #                                              6.67%        15,669      0.64       10,099       5.40%
992 HK       Lenovo Group Limited (7) #                               6.67%        14,895      0.68       10,099       5.04%
Hong Kong (6.67%):
494 HK       Li & Fung Limited (7) #                                  6.67%        19,295      0.52       10,099       6.40%
United Kingdom (33.33%):
ITV LN       ITV Plc #                                                6.66%         4,351      2.32       10,098       8.97%
LLOY LN      Lloyds Banking Group Plc #                               6.67%        14,560      0.69       10,099       4.27%
EMG LN       Man Group Plc #                                          6.67%         6,914      1.46       10,098       5.90%
MKS LN       Marks & Spencer Group Plc #                              6.67%         2,422      4.17       10,100       5.66%
VOD LN       Vodafone Group Plc #                                     6.66%         3,598      2.81       10,098       5.15%
United States (33.32%):
CSCO         Cisco Systems, Inc.                                      6.67%           321     31.48       10,105       3.30%
KO           The Coca-Cola Company                                    6.66%           242     41.71       10,094       3.36%
XOM          Exxon Mobil Corporation                                  6.66%           116     87.04       10,096       3.45%
PFE          Pfizer Inc.                                              6.66%           300     33.65       10,095       3.57%
VZ           Verizon Communications Inc.                              6.67%           201     50.26       10,102       4.60%
                                                                    _______                             ________
                     Total Investments                              100.00%                             $151,481
                                                                    =======                             ========
_____________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

                S&P Target 24 Portfolio, 4th Quarter 2016 Series
                                    FT 6350


                       At the Opening of Business on the
                    Initial Date of Deposit-October 7, 2016


                                                                     Percentage
                                                                     of Aggregate      Number    Market       Cost of
Ticker Symbol and                                                    Offering          of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                  Price             Shares    Share        the Trust (2)
___________________________________                                  ____________      ______    _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (14.11%):
AZO       AutoZone, Inc. *                                             3.78%             6      $ 761.93     $  4,571
ROST      Ross Stores, Inc.                                            4.41%            83         64.37        5,343
YUM       Yum! Brands, Inc.                                            5.92%            82         87.44        7,170
Consumer Staples (11.95%):
MO        Altria Group, Inc.                                           8.83%           173         61.78       10,688
MJN       Mead Johnson Nutrition Company                               1.06%            16         80.48        1,288
MNST      Monster Beverage Corporation *                               2.06%            17        146.74        2,495
Energy (7.92%):
XOM       Exxon Mobil Corporation                                      7.26%           101         87.04        8,791
MPC       Marathon Petroleum Corporation                               0.46%            13         42.36          551
OKE       ONEOK, Inc.                                                  0.20%             5         49.67          248
Financials (13.91%):
AON       Aon Plc +                                                    6.08%            65        113.18        7,357
AIZ       Assurant, Inc.                                               1.11%            15         89.94        1,349
SPGI      S&P Global Inc.                                              6.72%            65        125.04        8,128
Health Care (16.05%):
MTD       Mettler-Toledo International Inc. +*                         5.54%            16        418.82        6,701
DGX       Quest Diagnostics Incorporated                               5.85%            84         84.23        7,075
VAR       Varian Medical Systems, Inc. *                               4.66%            57         98.87        5,636
Industrials (10.71%):
MMM       3M Company                                                   8.51%            60        171.64       10,298
EXPD      Expeditors International of Washington, Inc.                 0.77%            18         51.74          931
UAL       United Continental Holdings, Inc. *                          1.43%            32         53.98        1,727
Information Technology (21.96%):
AMAT      Applied Materials, Inc.                                      7.34%           297         29.89        8,877
EBAY      eBay Inc. *                                                  8.23%           310         32.13        9,960
INTU      Intuit Inc.                                                  6.39%            71        108.84        7,728
Utilities (3.39%):
LNT       Alliant Energy Corporation                                   0.36%            12         36.69          440
AWK       American Water Works Company, Inc.                           0.59%            10         71.20          712
NEE       NextEra Energy, Inc.                                         2.44%            25        118.03        2,951
                                                                     _______                                 ________
               Total Investments                                     100.00%                                 $121,015
                                                                     =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

             S&P Target SMid 60 Portfolio, 4th Quarter 2016 Series
                                    FT 6350


                       At the Opening of Business on the
                    Initial Date of Deposit-October 7, 2016


                                                                     Percentage
                                                                     of Aggregate    Number     Market      Cost of
Ticker Symbol and                                                    Offering        of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                  Price           Shares     Share       the Trust (2)
___________________________________                                  ____________    ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (19.99%):
AAN       Aaron's, Inc.                                                2.22%          139       $  25.25    $  3,510
ANF       Abercrombie & Fitch Co. (Class A)                            1.11%          110          15.97       1,757
ASNA      Ascena Retail Group, Inc. *                                  2.22%          613           5.73       3,513
BH        Biglari Holdings Inc. *                                      1.10%            4         435.91       1,744
CECO      Career Education Corporation *                               1.11%          248           7.07       1,753
ISCA      International Speedway Corporation                           2.23%          110          31.95       3,515
IILG      Interval Leisure Group, Inc.                                 1.12%          102          17.28       1,763
MHO       M/I Homes, Inc. *                                            1.11%           74          23.66       1,751
ODP       Office Depot, Inc.                                           2.22%          997           3.52       3,509
SAH       Sonic Automotive, Inc.                                       1.11%           91          19.20       1,747
TOL       Toll Brothers, Inc. *                                        2.22%          119          29.53       3,514
TPH       TRI Pointe Group, Inc. *                                     2.22%          267          13.14       3,508
Energy (7.78%):
CNX       CONSOL Energy Inc.                                           2.23%          174          20.21       3,517
EXTN      Exterran Corporation *                                       1.11%          109          16.10       1,755
NE        Noble Corporation Plc +                                      2.22%          558           6.29       3,510
RDC       Rowan Companies Plc +*                                       2.22%          232          15.12       3,508
Financials (32.22%):
AEL       American Equity Investment Life Holding Company              1.11%           97          18.02       1,748
AHL       Aspen Insurance Holdings Limited +                           2.22%           73          47.97       3,502
ASB       Associated Banc-Corp                                         2.23%          179          19.66       3,519
BRKL      Brookline Bancorp, Inc.                                      1.11%          142          12.34       1,752
CFR       Cullen/Frost Bankers, Inc.                                   2.22%           48          72.89       3,499
DCOM      Dime Community Bancshares, Inc.                              1.11%          105          16.68       1,751
GNW       Genworth Financial, Inc. *                                   2.22%          686           5.12       3,512
IBOC      International Bancshares Corporation                         2.22%          116          30.26       3,510
ITG       Investment Technology Group, Inc.                            1.12%          103          17.10       1,761
MBFI      MB Financial, Inc.                                           2.23%           93          37.91       3,526
OFG       OFG Bancorp                                                  1.11%          172          10.18       1,751
ONB       Old National Bancorp                                         1.11%          124          14.10       1,748
PB        Prosperity Bancshares, Inc.                                  2.21%           63          55.30       3,484
SNV       Synovus Financial Corp.                                      2.23%          106          33.17       3,516
TCB       TCF Financial Corporation                                    2.23%          240          14.65       3,516
WAFD      Washington Federal, Inc.                                     2.21%          130          26.91       3,498
WBS       Webster Financial Corporation                                2.22%           91          38.60       3,513
WRLD      World Acceptance Corporation *                               1.11%           34          51.50       1,751

                       Schedule of Investments (cont'd.)

             S&P Target SMid 60 Portfolio, 4th Quarter 2016 Series
                                    FT 6350


                       At the Opening of Business on the
                    Initial Date of Deposit-October 7, 2016


                                                                     Percentage
                                                                     of Aggregate    Number     Market      Cost of
Ticker Symbol and                                                    Offering        of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                  Price           Shares     Share       the Trust (2)
___________________________________                                  ____________    ______     _________   _____________
Health Care (1.11%):
KND      Kindred Healthcare, Inc.                                      1.11%          173       $  10.16    $  1,758
Industrials (21.13%):
AIR      AAR CORP.                                                     1.11%           55          31.99       1,759
ACM      AECOM *                                                       2.23%          120          29.30       3,516
ARCB     ArcBest Corporation                                           1.11%           85          20.56       1,748
CGI      Celadon Group, Inc.                                           1.11%          204           8.59       1,752
GATX     GATX Corporation                                              2.23%           78          45.16       3,522
GWR      Genesee & Wyoming Inc. (Class A) *                            2.21%           51          68.43       3,490
GBX      The Greenbrier Companies, Inc.                                1.11%           48          36.68       1,761
HSII     Heidrick & Struggles International, Inc.                      1.11%           88          19.93       1,754
KELYA    Kelly Services, Inc.                                          1.11%           90          19.53       1,758
RBC      Regal Beloit Corporation                                      2.23%           57          61.78       3,521
SKYW     SkyWest, Inc.                                                 1.12%           62          28.52       1,768
TEX      Terex Corporation                                             2.22%          141          24.90       3,511
TRN      Trinity Industries, Inc.                                      2.23%          142          24.76       3,516
Information Technology (8.88%):
ARW      Arrow Electronics, Inc. *                                     2.21%           54          64.62       3,489
BHE      Benchmark Electronics, Inc. *                                 1.11%           69          25.47       1,757
DGII     Digi International Inc. *                                     1.11%          151          11.65       1,759
SANM     Sanmina Corporation *                                         1.12%           60          29.41       1,765
TECD     Tech Data Corporation *                                       2.22%           41          85.49       3,505
VECO     Veeco Instruments Inc. *                                      1.11%           80          21.89       1,751
Materials (2.22%):
FF       FutureFuel Corp.                                              1.11%          150          11.69       1,754
GLT      P. H. Glatfelter Company                                      1.11%           82          21.47       1,761
Real Estate (3.33%):
CUZ      Cousins Properties Incorporated (6) (8)                       2.22%          351           9.99       3,506
INN      Summit Hotel Properties, Inc. (6)                             1.11%          135          12.98       1,752
Telecommunication Services (3.34%):
SPOK     Spok Holdings, Inc.                                           1.11%          100          17.56       1,756
TDS      Telephone and Data Systems, Inc.                              2.23%          130          27.07       3,519
                                                                     _______                                ________
              Total Investments                                      100.00%                                $157,939
                                                                     =======                                ========
______________________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

         Target Diversified Dividend Portfolio, 4th Quarter 2016 Series
                                    FT 6350


                       At the Opening of Business on the
                    Initial Date of Deposit-October 7, 2016


                                                                     Percentage
                                                                     of Aggregate    Number     Market      Cost of
Ticker Symbol and                                                    Offering        of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                  Price           Shares     Share       the Trust (2)
___________________________________                                  ____________    ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.01%):
F           Ford Motor Company                                         2.50%           355      $ 12.39     $  4,399
GME         GameStop Corp. (Class A)                                   2.50%           165        26.68        4,402
IILG        Interval Leisure Group, Inc.                               2.50%           254        17.28        4,389
KSS         Kohl's Corporation                                         2.51%            98        44.97        4,407
Consumer Staples (9.99%):
ADM         Archer-Daniels-Midland Company                             2.50%           102        43.16        4,402
BG          Bunge Limited +                                            2.50%            71        61.87        4,393
SAFM        Sanderson Farms, Inc.                                      2.49%            47        93.18        4,380
UVV         Universal Corporation                                      2.50%            77        56.96        4,386
Energy (10.01%):
MPC         Marathon Petroleum Corporation                             2.51%           104        42.36        4,405
OII         Oceaneering International, Inc.                            2.50%           158        27.77        4,388
VLO         Valero Energy Corporation                                  2.50%            80        54.90        4,392
WNR         Western Refining, Inc.                                     2.50%           155        28.39        4,401
Financials (10.00%):
HCI         HCI Group, Inc.                                            2.50%           173        25.44        4,401
MHLD        Maiden Holdings, Ltd. +                                    2.50%           339        12.96        4,393
MFC         Manulife Financial Corporation +                           2.50%           302        14.54        4,391
MET         MetLife, Inc.                                              2.50%            93        47.15        4,385
Health Care (10.02%):
ANTM        Anthem, Inc.                                               2.51%            36       122.35        4,405
VIVO        Meridian Bioscience, Inc.                                  2.50%           230        19.07        4,386
OMI         Owens & Minor, Inc.                                        2.50%           130        33.81        4,395
PFE         Pfizer Inc.                                                2.51%           131        33.65        4,408
Industrials (9.98%):
AYR         Aircastle Limited +                                        2.50%           216        20.34        4,393
ARII        American Railcar Industries, Inc.                          2.49%           106        41.33        4,380
GATX        GATX Corporation                                           2.49%            97        45.16        4,381
SSW         Seaspan Corporation +                                      2.50%           329        13.37        4,399
Information Technology (10.01%):
AVX         AVX Corporation                                            2.50%           315        13.94        4,391
GLW         Corning Incorporated                                       2.50%           184        23.87        4,392
WDC         Western Digital Corporation                                2.51%            76        58.05        4,412
XRX         Xerox Corporation                                          2.50%           439        10.01        4,394

                       Schedule of Investments (cont'd.)

         Target Diversified Dividend Portfolio, 4th Quarter 2016 Series
                                    FT 6350


                       At the Opening of Business on the
                    Initial Date of Deposit-October 7, 2016


                                                                     Percentage
                                                                     of Aggregate    Number     Market      Cost of
Ticker Symbol and                                                    Offering        of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                  Price           Shares     Share       the Trust (2)
___________________________________                                  ____________    ______     _________   _____________
Materials (10.01%):
CF          CF Industries Holdings, Inc.                               2.50%           178      $ 24.66     $  4,390
UFS         Domtar Corporation                                         2.51%           115        38.35        4,410
MEOH        Methanex Corporation +                                     2.50%           122        36.06        4,399
MOS         The Mosaic Company                                         2.50%           177        24.85        4,399
Telecommunication Services (9.97%):
T           AT&T Inc.                                                  2.49%           112        39.11        4,380
TDS         Telephone and Data Systems, Inc.                           2.50%           162        27.07        4,385
TU          TELUS Corporation +                                        2.49%           135        32.47        4,384
VZ          Verizon Communications Inc.                                2.49%            87        50.26        4,373
Utilities (10.00%):
DUK         Duke Energy Corporation                                    2.50%            57        77.09        4,394
EXC         Exelon Corporation                                         2.50%           137        32.06        4,392
GXP         Great Plains Energy Incorporated                           2.50%           165        26.62        4,392
PEG         Public Service Enterprise Group Incorporated               2.50%           108        40.75        4,401
                                                                     _______                                ________
            Total Investments                                        100.00%                                $175,749
                                                                     =======                                ========
______________________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

       Target Dividend Multi-Strategy Portfolio, 4th Quarter 2016 Series
                                    FT 6350


   At the Opening of Business on the Initial Date of Deposit-October 7, 2016


                                                                         Percentage
                                                                         of Aggregate    Number    Market      Cost of
Ticker Symbol and                                                        Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares    Share       the Trust (2)
___________________________________                                      ____________    ______    _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.01%):
F          Ford Motor Company                                              0.62%           129     $ 12.39     $  1,598
GME        GameStop Corp. (Class A)                                        0.62%            60       26.68        1,601
GRMN       Garmin Ltd. +                                                   1.25%            66       48.39        3,194
IILG       Interval Leisure Group, Inc.                                    0.63%            93       17.28        1,607
ITV LN     ITV Plc #                                                       1.67%         1,840        2.32        4,270
KSS        Kohl's Corporation                                              0.63%            36       44.97        1,619
494 HK     Li & Fung Limited #                                             1.67%         8,157        0.52        4,269
MKS LN     Marks & Spencer Group Plc #                                     1.67%         1,024        4.17        4,270
VIV FP     Vivendi #                                                       1.25%           159       20.18        3,208
Consumer Staples (4.15%):
ADM        Archer-Daniels-Midland Company                                  0.62%            37       43.16        1,597
BG         Bunge Limited +                                                 0.63%            26       61.87        1,609
KO         The Coca-Cola Company                                           1.66%           102       41.71        4,254
SAFM       Sanderson Farms, Inc.                                           0.62%            17       93.18        1,584
UVV        Universal Corporation                                           0.62%            28       56.96        1,595
Energy (9.16%):
BP/ LN     BP Plc #                                                        1.25%           536        5.97        3,201
ENI IM     Eni SpA #                                                       1.25%           216       14.80        3,196
XOM        Exxon Mobil Corporation                                         1.66%            49       87.04        4,265
MPC        Marathon Petroleum Corporation                                  0.63%            38       42.36        1,610
OII        Oceaneering International, Inc.                                 0.63%            58       27.77        1,611
RDSB LN    Royal Dutch Shell Plc (Class B) #                               1.25%           120       26.77        3,212
FP FP      Total S.A. #                                                    1.25%            67       48.00        3,216
VLO        Valero Energy Corporation                                       0.62%            29       54.90        1,592
WNR        Western Refining, Inc.                                          0.62%            56       28.39        1,590
Financials (38.34%):
ALV GY     Allianz SE #                                                    1.24%            21      151.19        3,175
CS FP      AXA S.A. #                                                      1.25%           143       22.38        3,200
3988 HK    Bank of China Ltd. #                                            1.67%         9,100        0.47        4,270
BBT        BB&T Corporation                                                1.25%            82       38.96        3,195
939 HK     China Construction Bank Corporation (Class H) #                 1.67%         5,595        0.76        4,270
CME        CME Group Inc.                                                  1.26%            31      104.19        3,230
ACA FP     Credit Agricole S.A. #                                          1.25%           315       10.16        3,201
FNB        F.N.B. Corporation                                              1.25%           256       12.49        3,197
HCI        HCI Group, Inc.                                                 0.62%            63       25.44        1,603
HSBA LN    HSBC Holdings Plc #                                             1.25%           421        7.60        3,200
1398 HK    Industrial and Commercial Bank of China Limited (Class H) #     1.67%         6,625        0.64        4,270
INGA NA    ING Groep N.V. #                                                1.25%           255       12.58        3,207
ISP IM     Intesa Sanpaolo SpA #                                           1.25%         1,430        2.24        3,201
LLOY LN    Lloyds Banking Group Plc #                                      1.67%         6,156        0.69        4,270
MHLD       Maiden Holdings, Ltd. +                                         0.63%           124       12.96        1,607
EMG LN     Man Group Plc #                                                 1.67%         2,923        1.46        4,269
MFC        Manulife Financial Corporation +                                0.62%           110       14.54        1,599
MCY        Mercury General Corporation                                     1.24%            59       53.84        3,177
MET        MetLife, Inc.                                                   0.63%            34       47.15        1,603
NYCB       New York Community Bancorp, Inc.                                1.25%           227       14.13        3,208
NDA SS     Nordea Bank AB #                                                1.25%           306       10.46        3,200
ORI        Old Republic International Corporation                          1.25%           180       17.81        3,206
PACW       PacWest Bancorp                                                 1.25%            74       43.46        3,216
PBCT       People's United Financial, Inc.                                 1.25%           202       15.87        3,206
SEBA SS    Skandinaviska Enskilda Banken AB (Class A) #                    1.25%           309       10.35        3,197
GLE FP     Societe Generale S.A. #                                         1.25%            88       36.34        3,198
SWEDA SS   Swedbank AB (Class A) #                                         1.25%           136       23.48        3,193
SREN VX    Swiss Re AG #                                                   1.25%            37       86.44        3,198


                       Schedule of Investments (cont'd.)

       Target Dividend Multi-Strategy Portfolio, 4th Quarter 2016 Series
                                    FT 6350


   At the Opening of Business on the Initial Date of Deposit-October 7, 2016



                                                                         Percentage
                                                                         of Aggregate    Number    Market      Cost of
Ticker Symbol and                                                        Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares    Share       the Trust (2)
___________________________________                                      ____________    ______    _________   _____________
Financials (cont'd.):
TRMK       Trustmark Corporation                                           1.25%           115     $ 27.83     $  3,200
UBSI       United Bankshares, Inc.                                         1.25%            84       38.06        3,197
VLY        Valley National Bancorp                                         1.25%           334        9.60        3,206
Health Care(4.16%):
ANTM       Anthem, Inc.                                                    0.62%            13      122.35        1,591
VIVO       Meridian Bioscience, Inc.                                       0.62%            84       19.07        1,602
OMI        Owens & Minor, Inc.                                             0.62%            47       33.81        1,589
PFE        Pfizer Inc.                                                     2.30%           175       33.65        5,889
Industrials(2.51%):
AYR        Aircastle Limited +                                             0.63%            79       20.34        1,607
ARII       American Railcar Industries, Inc.                               0.63%            39       41.33        1,612
GATX       GATX Corporation                                                0.62%            35       45.16        1,581
SSW        Seaspan Corporation +                                           0.63%           120       13.37        1,604
InformationTechnology (7.09%):
AVX        AVX Corporation                                                 0.63%           115       13.94        1,603
CSCO       Cisco Systems, Inc.                                             1.67%           136       31.48        4,281
GLW        Corning Incorporated                                            0.62%            67       23.87        1,599
992 HK     Lenovo Group Limited #                                          1.67%         6,297        0.68        4,269
ERICB SS   Telefonaktiebolaget LM Ericsson (Class B) #                     1.25%           453        7.07        3,203
WDC        Western Digital Corporation                                     0.63%            28       58.05        1,625
XRX        Xerox Corporation                                               0.62%           160       10.01        1,602
Materials (2.49%):
CF         CF Industries Holdings, Inc.                                    0.62%            65       24.66        1,603
UFS        Domtar Corporation                                              0.63%            42       38.35        1,611
MEOH       Methanex Corporation +                                          0.62%            44       36.06        1,587
MOS        The Mosaic Company                                              0.62%            64       24.85        1,590
Telecommunication Services (9.59%):
T          AT&T Inc.                                                       1.88%           123       39.11        4,811
CTL        CenturyLink, Inc.                                               1.25%           119       26.97        3,209
TEL NO     Telenor ASA #                                                   1.25%           190       16.82        3,196
TDS        Telephone and Data Systems, Inc.                                0.62%            59       27.07        1,597
TU         TELUS Corporation +                                             0.62%            49       32.47        1,591
VZ         Verizon Communications Inc.                                     2.30%           117       50.26        5,880
VOD LN     Vodafone Group Plc #                                            1.67%         1,521        2.81        4,269
Utilities (12.50%):
AVA        Avista Corporation                                              1.25%            81       39.53        3,202
DUK        Duke Energy Corporation                                         0.63%            21       77.09        1,619
EDF FP     Electricite de France S.A. #                                    1.25%           281       11.41        3,205
ENGI FP    Engie S.A. #                                                    1.25%           215       14.87        3,198
EXC        Exelon Corporation                                              0.62%            50       32.06        1,603
GXP        Great Plains Energy Incorporated                                1.87%           180       26.62        4,791
NI         NiSource Inc.                                                   1.25%           140       22.84        3,198
PNW        Pinnacle West Capital Corporation                               1.25%            44       72.97        3,211
PPL        PPL Corporation                                                 1.26%            99       32.50        3,217
PEG        Public Service Enterprise Group Incorporated                    0.62%            39       40.75        1,589
XEL        Xcel Energy Inc.                                                1.25%            81       39.62        3,209
                                                                         _______                               ________
              Total Investments                                          100.00%                               $256,180
                                                                         =======                               ========
______________________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

             Target Double Play Portfolio, 4th Quarter 2016 Series
                                    FT 6350


                     At the Opening of Business on the
                  Initial Date of Deposit-October 7, 2016



                                                                       Percentage        Number     Market       Cost of
Ticker Symbol and                                                      of Aggregate      of         Value per    Securities to
Name of Issuer of Securities (1)(4)                                    Offering Price    Shares     Share        the Trust (2)
__________________________________                                     ______________    ______     ________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (6.11%):
GRMN     Garmin Ltd. +                                                   5.08%             131      $  48.39     $  6,339
PETS     PetMed Express, Inc.                                            0.50%              31         20.27          628
UEIC     Universal Electronics Inc. *                                    0.53%               9         73.66          663
Consumer Staples (0.51%):
BREW     Craft Brew Alliance, Inc. *                                     0.51%              35         18.13          635
Energy (20.50%):
CNX      CONSOL Energy Inc.                                              1.30%              80         20.21        1,617
CLR      Continental Resources, Inc. *                                   5.75%             132         54.32        7,170
OKE      ONEOK, Inc.                                                     2.95%              74         49.67        3,676
PBR      Petroleo Brasileiro S.A. - Petrobras (ADR) +*                  10.50%           1,259         10.41       13,106
Financials (27.42%):
BBT      BB&T Corporation                                                2.50%              80         38.96        3,117
CME      CME Group Inc.                                                  2.51%              30        104.19        3,126
FNB      F.N.B. Corporation                                              2.49%             249         12.49        3,110
MCY      Mercury General Corporation                                     2.50%              58         53.84        3,123
NYCB     New York Community Bancorp, Inc.                                2.49%             220         14.13        3,109
ORI      Old Republic International Corporation                          2.48%             174         17.81        3,099
PACW     PacWest Bancorp                                                 2.47%              71         43.46        3,086
PBCT     People's United Financial, Inc.                                 2.49%             196         15.87        3,110
TRMK     Trustmark Corporation                                           2.50%             112         27.83        3,117
UBSI     United Bankshares, Inc.                                         2.50%              82         38.06        3,121
VLY      Valley National Bancorp                                         2.49%             324          9.60        3,110
Health Care (14.50%):
CRY      CryoLife, Inc. *                                                0.51%              37         17.10          633
HWAY     Healthways, Inc. *                                              0.50%              25         25.20          630
JNJ      Johnson & Johnson                                              12.47%             131        118.75       15,556
LDR      Landauer, Inc.                                                  0.50%              14         44.58          624
SRDX     Surmodics, Inc. *                                               0.52%              22         29.23          643
Industrials (2.94%):
CLC      CLARCOR Inc.                                                    0.52%              10         64.85          648
DNB      The Dun & Bradstreet Corporation                                1.38%              13        132.30        1,720
FCN      FTI Consulting, Inc. *                                          0.53%              15         44.13          662
MSA      MSA Safety Incorporated                                         0.51%              11         58.27          641

                       Schedule of Investments (cont'd.)

             Target Double Play Portfolio, 4th Quarter 2016 Series
                                    FT 6350


                     At the Opening of Business on the
                  Initial Date of Deposit-October 7, 2016



                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
___________________________________                                     ______________    ______     _________   _____________
Information Technology (3.61%):
DLB      Dolby Laboratories, Inc.                                         0.53%            12        $  54.96    $    659
FORR     Forrester Research, Inc.                                         0.52%            17           38.50         654
PLXS     Plexus Corp. *                                                   0.53%            14           47.23         661
TRMB     Trimble Navigation Limited *                                     2.03%            88           28.81       2,535
Materials (3.43%):
RGLD     Royal Gold, Inc.                                                 0.53%            10           65.59         656
SLW      Silver Wheaton Corp. +                                           2.90%           159           22.80       3,625
Telecommunication Services (4.97%):
T        AT&T Inc.                                                        2.48%            79           39.11       3,090
CTL      CenturyLink, Inc.                                                2.49%           115           26.97       3,102
Utilities (16.01%):
AVA      Avista Corporation                                               2.50%            79           39.53       3,123
CWT      California Water Service Group                                   0.51%            21           30.49         640
GXP      Great Plains Energy Incorporated                                 2.50%           117           26.62       3,115
MGEE     MGE Energy, Inc.                                                 0.52%            12           53.82         646
NI       NiSource Inc.                                                    2.49%           136           22.84       3,106
PNW      Pinnacle West Capital Corporation                                2.51%            43           72.97       3,138
PPL      PPL Corporation                                                  2.50%            96           32.50       3,120
XEL      Xcel Energy Inc.                                                 2.48%            78           39.62       3,090
                                                                        _______                                  ________
              Total Investments                                         100.00%                                  $124,779
                                                                        =======                                  ========
______________________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

              Target Focus Four Portfolio, 4th Quarter 2016 Series
                                    FT 6350



                     At the Opening of Business on the
                  Initial Date of Deposit-October 7, 2016




                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      ________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.87%):
AAN      Aaron's, Inc.                                                  0.66%           74        $  25.25    $  1,868
ANF      Abercrombie & Fitch Co. (Class A)                              0.34%           59           15.97         942
ASNA     Ascena Retail Group, Inc. *                                    0.67%          327            5.73       1,874
BH       Biglari Holdings Inc. *                                        0.31%            2          435.91         872
CECO     Career Education Corporation *                                 0.33%          132            7.07         933
CCL      Carnival Corporation +                                         0.40%           23           48.83       1,123
GRMN     Garmin Ltd. +                                                  3.07%          178           48.39       8,613
HMC      Honda Motor Co., Ltd. (ADR) +                                  0.40%           38           29.59       1,124
ISCA     International Speedway Corporation                             0.67%           59           31.95       1,885
IILG     Interval Leisure Group, Inc.                                   0.33%           54           17.28         933
MHO      M/I Homes, Inc. *                                              0.34%           40           23.66         946
MGA      Magna International Inc. (Class A) +                           0.40%           26           42.92       1,116
ODP      Office Depot, Inc.                                             0.67%          532            3.52       1,873
PETS     PetMed Express, Inc.                                           0.30%           42           20.27         851
SAH      Sonic Automotive, Inc.                                         0.34%           49           19.20         941
TOL      Toll Brothers, Inc. *                                          0.66%           63           29.53       1,860
TPH      TRI Pointe Group, Inc. *                                       0.67%          143           13.14       1,879
UEIC     Universal Electronics Inc. *                                   0.31%           12           73.66         884
Consumer Staples (0.30%):
BREW     Craft Brew Alliance, Inc. *                                    0.30%           47           18.13         852
Energy (17.08%):
BP       BP Plc (ADR) +                                                 0.40%           31           35.95       1,114
CNX      CONSOL Energy Inc.                                             1.45%          202           20.21       4,082
CLR      Continental Resources, Inc. *                                  3.46%          179           54.32       9,723
EXTN     Exterran Corporation *                                         0.33%           58           16.10         934
NE       Noble Corporation Plc +                                        0.67%          298            6.29       1,874
OKE      ONEOK, Inc.                                                    1.79%          101           49.67       5,017
PBR      Petroleo Brasileiro S.A. - Petrobras (ADR) +*                  6.72%        1,813           10.41      18,873
RDC      Rowan Companies Plc +*                                         0.67%          124           15.12       1,875
RDS/A    Royal Dutch Shell Plc (ADR) +                                  0.40%           22           51.14       1,125
STO      Statoil ASA (ADR) +                                            0.40%           66           17.07       1,127
SU       Suncor Energy Inc. +                                           0.40%           40           27.93       1,117
TOT      Total S.A. (ADR) +                                             0.39%           23           48.20       1,109

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 4th Quarter 2016 Series
                                    FT 6350


                     At the Opening of Business on the
                  Initial Date of Deposit-October 7, 2016



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ___________     ______      ________    _____________
Financials (30.51%):
AEL      American Equity Investment Life Holding Company                0.33%          52         $  18.02    $   937
AHL      Aspen Insurance Holdings Limited +                             0.67%          39            47.97      1,871
ASB      Associated Banc-Corp                                           0.66%          95            19.66      1,868
BBVA     Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                  0.40%         183             6.13      1,122
SAN      Banco Santander S.A. (ADR) +                                   0.40%         247             4.54      1,121
BMO      Bank of Montreal +                                             0.41%          18            63.63      1,145
BBT      BB&T Corporation                                               1.50%         108            38.96      4,208
BRKL     Brookline Bancorp, Inc.                                        0.33%          76            12.34        938
CM       Canadian Imperial Bank of Commerce +                           0.40%          15            75.44      1,132
CME      CME Group Inc.                                                 1.48%          40           104.19      4,168
CFR      Cullen/Frost Bankers, Inc.                                     0.67%          26            72.89      1,895
DCOM     Dime Community Bancshares, Inc.                                0.33%          56            16.68        934
FNB      F.N.B. Corporation                                             1.50%         337            12.49      4,209
GNW      Genworth Financial, Inc. *                                     0.67%         366             5.12      1,874
HSBC     HSBC Holdings Plc (ADR) +                                      0.39%          29            38.21      1,108
ING      ING Groep N.V. (ADR) +                                         0.40%          89            12.62      1,123
IBOC     International Bancshares Corporation                           0.67%          62            30.26      1,876
ITG      Investment Technology Group, Inc.                              0.33%          55            17.10        940
LYG      Lloyds Banking Group Plc (ADR) +                               0.40%         398             2.82      1,122
MBFI     MB Financial, Inc.                                             0.66%          49            37.91      1,858
MCY      Mercury General Corporation                                    1.49%          78            53.84      4,199
MTU      Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +            0.40%         222             5.07      1,126
NYCB     New York Community Bancorp, Inc.                               1.50%         298            14.13      4,211
NMR      Nomura Holdings, Inc. (ADR) +                                  0.40%         246             4.56      1,122
OFG      OFG Bancorp                                                    0.33%          92            10.18        937
ONB      Old National Bancorp                                           0.33%          66            14.10        931
ORI      Old Republic International Corporation                         1.50%         237            17.81      4,221
PACW     PacWest Bancorp                                                1.50%          97            43.46      4,216
PBCT     People's United Financial, Inc.                                1.50%         265            15.87      4,206
PB       Prosperity Bancshares, Inc.                                    0.67%          34            55.30      1,880
SMFG     Sumitomo Mitsui Financial Group, Inc. (ADR) +                  0.40%         167             6.73      1,124
SNV      Synovus Financial Corp.                                        0.66%          56            33.17      1,857
TCB      TCF Financial Corporation                                      0.67%         128            14.65      1,875
TRMK     Trustmark Corporation                                          1.50%         151            27.83      4,202
UBS      UBS Group AG +*                                                0.40%          81            13.93      1,128
UBSI     United Bankshares, Inc.                                        1.50%         111            38.06      4,225
VLY      Valley National Bancorp                                        1.50%         439             9.60      4,214

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 4th Quarter 2016 Series
                                  FT 6350


                     At the Opening of Business on the
                  Initial Date of Deposit-October 7, 2016



                                                                      Percentage
                                                                      of Aggregate     Number    Market       Cost of
Ticker Symbol and                                                     Offering         of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price            Shares    Share        the Trust (2)
___________________________________                                   ___________      ______    ________     __________
Financials (cont'd.):
WAFD     Washington Federal, Inc.                                       0.67%           70       $  26.91     $  1,884
WBS      Webster Financial Corporation                                  0.66%           48          38.60        1,853
WRLD     World Acceptance Corporation *                                 0.33%           18          51.50          927
Health Care (9.02%):
CRY      CryoLife, Inc. *                                               0.30%           50          17.10          855
HWAY     Healthways, Inc. *                                             0.31%           34          25.20          857
JNJ      Johnson & Johnson                                              7.48%          177         118.75       21,019
KND      Kindred Healthcare, Inc.                                       0.33%           92          10.16          935
LDR      Landauer, Inc.                                                 0.30%           19          44.58          847
SRDX     Surmodics, Inc. *                                              0.30%           29          29.23          848
Industrials (8.09%):
AIR      AAR CORP.                                                      0.33%           29          31.99          928
ACM      AECOM *                                                        0.67%           64          29.30        1,875
ARCB     ArcBest Corporation                                            0.34%           46          20.56          946
CGI      Celadon Group, Inc.                                            0.33%          109           8.59          936
CLC      CLARCOR Inc.                                                   0.30%           13          64.85          843
DNB      The Dun & Bradstreet Corporation                               0.85%           18         132.30        2,381
FCN      FTI Consulting, Inc. *                                         0.31%           20          44.13          883
GATX     GATX Corporation                                               0.66%           41          45.16        1,852
GWR      Genesee & Wyoming Inc. (Class A) *                             0.66%           27          68.43        1,848
GBX      The Greenbrier Companies, Inc.                                 0.34%           26          36.68          954
HSII     Heidrick & Struggles International, Inc.                       0.33%           47          19.93          937
KELYA    Kelly Services, Inc.                                           0.33%           48          19.53          937
MSA      MSA Safety Incorporated                                        0.31%           15          58.27          874
RBC      Regal Beloit Corporation                                       0.66%           30          61.78        1,853
SKYW     SkyWest, Inc.                                                  0.34%           33          28.52          941
TEX      Terex Corporation                                              0.66%           75          24.90        1,867
TRN      Trinity Industries, Inc.                                       0.67%           76          24.76        1,882
Information Technology (4.82%):
ARW      Arrow Electronics, Inc. *                                      0.67%           29          64.62        1,874
BHE      Benchmark Electronics, Inc. *                                  0.34%           37          25.47          942
DGII     Digi International Inc. *                                      0.33%           80          11.65          932
DLB      Dolby Laboratories, Inc.                                       0.31%           16          54.96          879
FORR     Forrester Research, Inc.                                       0.30%           22          38.50          847
PLXS     Plexus Corp. *                                                 0.30%           18          47.23          850
SANM     Sanmina Corporation *                                          0.34%           32          29.41          941
TECD     Tech Data Corporation *                                        0.67%           22          85.49        1,881

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 4th Quarter 2016 Series
                                  FT 6350


                     At the Opening of Business on the
                  Initial Date of Deposit-October 7, 2016



                                                                      Percentage
                                                                      of Aggregate     Number    Market       Cost of
Ticker Symbol and                                                     Offering         of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price            Shares    Share        the Trust (2)
___________________________________                                   ___________      ______    ________     _____________
Information Technology (cont'd.):
TRMB     Trimble Navigation Limited *                                   1.22%          119       $ 28.81      $  3,428
VECO     Veeco Instruments Inc. *                                       0.34%           43         21.89           941
Materials (2.71%):
FF       FutureFuel Corp.                                               0.33%           80         11.69           935
GLT      P. H. Glatfelter Company                                       0.34%           44         21.47           945
RGLD     Royal Gold, Inc.                                               0.30%           13         65.59           853
SLW      Silver Wheaton Corp. +                                         1.74%          215         22.80         4,902
Real Estate (0.99%):
CUZ      Cousins Properties Incorporated (6) (8)                        0.66%          187          9.99         1,868
INN      Summit Hotel Properties, Inc. (6)                              0.33%           72         12.98           935
Telecommunication Services (5.59%):
T        AT&T Inc.                                                      1.50%          108         39.11         4,224
CTL      CenturyLink, Inc.                                              1.50%          156         26.97         4,207
CHL      China Mobile Limited (ADR) +                                   0.40%           18         62.79         1,130
SKM      SK Telecom Co., Ltd. (ADR) +                                   0.40%           52         21.80         1,134
SPOK     Spok Holdings, Inc.                                            0.33%           53         17.56           931
S        Sprint Corporation *                                           0.40%          172          6.53         1,123
TEF      Telefonica, S.A. (ADR) +                                       0.40%          114          9.88         1,126
TDS      Telephone and Data Systems, Inc.                               0.66%           69         27.07         1,868
Utilities (10.02%):
AVA      Avista Corporation                                             1.51%          107         39.53         4,230
CWT      California Water Service Group                                 0.30%           28         30.49           854
GXP      Great Plains Energy Incorporated                               1.50%          158         26.62         4,206
KEP      Korea Electric Power Corporation (ADR) +                       0.40%           48         23.35         1,121
MGEE     MGE Energy, Inc.                                               0.31%           16         53.82           861
NI       NiSource Inc.                                                  1.50%          184         22.84         4,203
PNW      Pinnacle West Capital Corporation                              1.51%           58         72.97         4,232
PPL      PPL Corporation                                                1.50%          130         32.50         4,225
XEL      Xcel Energy Inc.                                               1.49%          106         39.62         4,200
                                                                      _______                                 ________
              Total Investments                                       100.00%                                 $281,052
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

       Target Global Dividend Leaders Portfolio, 4th Quarter 2016 Series
                                    FT 6350


 At the Opening of Business on the Initial Date of Deposit-October 7, 2016



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ___________     ______      ________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (12.01%):
DDAIF       Daimler AG +                                                1.99%             44      $ 72.00     $  3,168
F           Ford Motor Company                                          2.00%            256        12.39        3,172
GME         GameStop Corp. (Class A)                                    2.00%            119        26.68        3,175
GM          General Motors Company                                      2.01%             98        32.53        3,188
KSS         Kohl's Corporation                                          2.01%             71        44.97        3,193
SJR         Shaw Communications Inc. (Class B) +                        2.00%            157        20.27        3,182
Consumer Staples (1.99%):
PM          Philip Morris International Inc.                            1.99%             33        95.64        3,156
Energy (14.01%):
EURN        Euronav N.V. +                                              2.00%            385         8.26        3,180
NAT         Nordic American Tankers Limited +                           2.00%            317        10.02        3,176
OKE         ONEOK, Inc.                                                 2.00%             64        49.67        3,179
SFL         Ship Finance International Limited +                        2.00%            216        14.67        3,169
TOT         Total S.A. (ADR) +                                          2.00%             66        48.20        3,181
VLO         Valero Energy Corporation                                   2.01%             58        54.90        3,184
WNR         Western Refining, Inc.                                      2.00%            112        28.39        3,180
Financials (13.00%):
AMSF        AMERISAFE, Inc.                                             2.00%             54        58.73        3,171
BBD         Banco Bradesco S.A. (ADR) +                                 2.00%            337         9.42        3,175
BGCP        BGC Partners, Inc.                                          2.00%            365         8.70        3,176
BXMT        Blackstone Mortgage Trust, Inc. (Class A) (6)               1.00%             56        28.24        1,581
MFA         MFA Financial, Inc. (6)                                     1.00%            225         7.07        1,591
NAVI        Navient Corporation                                         2.00%            216        14.71        3,177
NRZ         New Residential Investment Corp. (6)                        1.00%            116        13.73        1,593
WDR         Waddell & Reed Financial, Inc.                              2.00%            179        17.76        3,179
Industrials (2.00%):
AYR         Aircastle Limited +                                         2.00%            156        20.34        3,173
Information Technology (6.00%):
CAJ         Canon Inc. (ADR) +                                          2.00%            110        28.85        3,173
STX         Seagate Technology Plc +                                    2.00%             84        37.81        3,176
UMC         United Microelectronics Corporation (ADR) +                 2.00%          1,736         1.83        3,177
Materials (8.00%):
BAK         Braskem S.A. (ADR) +                                        2.00%            210        15.14        3,179
UFS         Domtar Corporation                                          2.00%             83        38.35        3,183
MOS         The Mosaic Company                                          2.00%            128        24.85        3,181
TX          Ternium S.A. (ADR) +                                        2.00%            165        19.20        3,168

                       Schedule of Investments (cont'd.)

       Target Global Dividend Leaders Portfolio, 4th Quarter 2016 Series
                                    FT 6350


 At the Opening of Business on the Initial Date of Deposit-October 7, 2016



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    _____________
Real Estate (17.00%):
CCP         Care Capital Properties, Inc. (6)                           1.01%           60        $ 26.66     $  1,600
CBL         CBL & Associates Properties, Inc. (6)                       1.00%          135          11.72        1,582
CXW         Corrections Corporation of America (6)                      1.00%          116          13.67        1,586
FCPT        Four Corners Property Trust, Inc. (6)                       1.00%           80          19.93        1,594
HPT         Hospitality Properties Trust (6)                            0.99%           55          28.72        1,580
HST         Host Hotels & Resorts, Inc. (6)                             1.00%          102          15.55        1,586
LAMR        Lamar Advertising Company (6)                               1.01%           25          64.02        1,600
LHO         LaSalle Hotel Properties (6)                                1.00%           65          24.51        1,593
LXP         Lexington Realty Trust (6)                                  1.00%          164           9.68        1,588
LPT         Liberty Property Trust (6)                                  1.00%           41          38.59        1,582
NHI         National Health Investors, Inc. (6)                         0.99%           21          74.62        1,567
PEB         Pebblebrook Hotel Trust (6)                                 1.00%           60          26.55        1,593
RPT         Ramco-Gershenson Properties Trust (6)                       1.00%           89          17.76        1,581
RLJ         RLJ Lodging Trust (6)                                       0.99%           75          21.05        1,579
RHP         Ryman Hospitality Properties, Inc. (6)                      1.00%           33          47.97        1,583
SBRA        Sabra Health Care REIT, Inc. (6)                            1.00%           68          23.35        1,588
SIR         Select Income REIT (6)                                      1.01%           63          25.34        1,596
Telecommunication Services (15.99%):
T           AT&T Inc.                                                   2.00%           81          39.11        3,168
CTL         CenturyLink, Inc.                                           2.00%          118          26.97        3,182
CNSL        Consolidated Communications Holdings, Inc.                  2.00%          128          24.82        3,177
MBT         Mobile TeleSystems PJSC (ADR) +                             2.00%          401           7.93        3,180
ORAN        Orange (ADR) +                                              2.00%          208          15.24        3,170
SKM         SK Telecom Co., Ltd. (ADR) +                                2.00%          146          21.80        3,183
TU          TELUS Corporation +                                         2.00%           98          32.47        3,182
VZ          Verizon Communications Inc.                                 1.99%           63          50.26        3,166
Utilities (10.00%):
DUK         Duke Energy Corporation                                     1.99%           41          77.09        3,161
HNP         Huaneng Power International, Inc. (ADR) +                   2.01%          126          25.28        3,185
KEP         Korea Electric Power Corporation (ADR) +                    2.00%          136          23.35        3,176
PPL         PPL Corporation                                             2.01%           98          32.50        3,185
SO          The Southern Company                                        1.99%           64          49.43        3,164
                                                                      _______                                 ________
                 Total Investments                                    100.00%                                 $158,793
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

                Target Growth Portfolio, 4th Quarter 2016 Series
                                    FT 6350


 At the Opening of Business on the Initial Date of Deposit-October 7, 2016



                                                                       Percentage      Number      Market        Cost of
Ticker Symbol and                                                      of Aggregate    of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                    Offering Price  Shares      Share         the Trust (2)
___________________________________                                    ______________  ______      ________      ____________
COMMON STOCKS (100.00%):
Consumer Discretionary (20.04%):
AMZN      Amazon.com, Inc. *                                             3.36%           6         $ 841.66      $  5,050
RACE      Ferrari N.V. +                                                 3.32%          94            53.15         4,996
GM        General Motors Company                                         3.33%         154            32.53         5,010
LEA       Lear Corporation                                               3.32%          41           121.79         4,993
LBRDK     Liberty Broadband Corporation (Class C) *                      3.34%          71            70.77         5,025
ULTA      Ulta Salon, Cosmetics & Fragrance, Inc. *                      3.37%          21           241.57         5,073
Consumer Staples (6.64%):
INGR      Ingredion Incorporated                                         3.30%          37           134.07         4,961
SPB       Spectrum Brands Holdings, Inc.                                 3.34%          37           135.92         5,029
Financials (9.93%):
MKTX      MarketAxess Holdings Inc.                                      3.30%          31           160.34         4,971
MSCI      MSCI Inc.                                                      3.31%          60            83.12         4,987
SPGI      S&P Global Inc.                                                3.32%          40           125.04         5,002
Health Care (20.04%):
ABBV      AbbVie Inc.                                                    3.34%          80            62.83         5,026
ABC       AmerisourceBergen Corporation                                  3.36%          63            80.14         5,049
EW        Edwards Lifesciences Corporation *                             3.34%          42           119.72         5,028
INCY      Incyte Corporation *                                           3.34%          53            94.78         5,023
MNK       Mallinckrodt Plc +*                                            3.33%          72            69.48         5,003
ZTS       Zoetis Inc.                                                    3.33%          97            51.65         5,010
Industrials (20.03%):
AOS       A.O. Smith Corporation                                         3.35%          98            51.41         5,038
CTAS      Cintas Corporation                                             3.34%          45           111.76         5,029
CPRT      Copart, Inc. *                                                 3.32%          93            53.69         4,993
HDS       HD Supply Holdings, Inc. *                                     3.33%         153            32.73         5,008
LII       Lennox International Inc.                                      3.35%          31           162.39         5,034
UPS       United Parcel Service, Inc. (Class B)                          3.34%          46           109.12         5,020
Information Technology (19.98%):
CDK       CDK Global, Inc.                                               3.33%          89            56.23         5,004
EBAY      eBay Inc. *                                                    3.33%         156            32.13         5,012
INTU      Intuit Inc.                                                    3.33%          46           108.84         5,007
MELI      Mercadolibre, Inc. +                                           3.34%          27           186.29         5,030
MBLY      Mobileye N.V. +*                                               3.34%         122            41.25         5,032
NVDA      NVIDIA Corporation                                             3.31%          74            67.34         4,983
Materials (3.34%):
ALB       Albemarle Corporation                                          3.34%          60            83.64         5,018
                                                                       _______                                   ________
                  Total Investments                                    100.00%                                   $150,444
                                                                       =======                                   ========
___________

See "Notes to Schedules of Investments" on page 46.

Page 38                            Schedule of Investments

                Target Triad Portfolio, 4th Quarter 2016 Series
                                    FT 6350


                       At the Opening of Business on the
                    Initial Date of Deposit-October 7, 2016


                                                                       Percentage
                                                                       of Aggregate   Number      Market       Cost of
Ticker Symbol and                                                      Offering       of          Value per    Securities to
Name of Issuer of Securities (1)(4)                                    Price          Shares      Share        the Trust (2)
___________________________________                                    ___________    ______      ________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (16.18%):
AMZN      Amazon.com, Inc. *                                             2.02%           5        $ 841.66      $  4,208
CCL       Carnival Corporation +                                         0.40%          17           48.83           830
RACE      Ferrari N.V. +                                                 1.99%          78           53.15         4,146
F         Ford Motor Company                                             0.75%         126           12.39         1,561
GME       GameStop Corp. (Class A)                                       0.74%          58           26.68         1,547
GM        General Motors Company                                         2.00%         128           32.53         4,164
HMC       Honda Motor Co., Ltd. (ADR) +                                  0.40%          28           29.59           829
IILG      Interval Leisure Group, Inc.                                   0.75%          90           17.28         1,555
KSS       Kohl's Corporation                                             0.76%          35           44.97         1,574
LEA       Lear Corporation                                               1.99%          34          121.79         4,141
LBRDK     Liberty Broadband Corporation (Class C) *                      2.01%          59           70.77         4,175
MGA       Magna International Inc. (Class A) +                           0.39%          19           42.92           815
ULTA      Ulta Salon, Cosmetics & Fragrance, Inc. *                      1.98%          17          241.57         4,107
Consumer Staples (7.02%):
ADM       Archer-Daniels-Midland Company                                 0.75%          36           43.16         1,554
BG        Bunge Limited +                                                0.74%          25           61.87         1,547
INGR      Ingredion Incorporated                                         2.00%          31          134.07         4,156
SAFM      Sanderson Farms, Inc.                                          0.76%          17           93.18         1,584
SPB       Spectrum Brands Holdings, Inc.                                 2.03%          31          135.92         4,214
UVV       Universal Corporation                                          0.74%          27           56.96         1,538
Energy (5.37%):
BP        BP Plc (ADR) +                                                 0.40%          23           35.95           827
MPC       Marathon Petroleum Corporation                                 0.75%          37           42.36         1,567
OII       Oceaneering International, Inc.                                0.75%          56           27.77         1,555
PBR       Petroleo Brasileiro S.A. - Petrobras (ADR) +*                  0.40%          80           10.41           833
RDS/A     Royal Dutch Shell Plc (ADR) +                                  0.39%          16           51.14           818
STO       Statoil ASA (ADR) +                                            0.40%          49           17.07           836
SU        Suncor Energy Inc. +                                           0.40%          30           27.93           838
TOT       Total S.A. (ADR) +                                             0.39%          17           48.20           819
VLO       Valero Energy Corporation                                      0.74%          28           54.90         1,537
WNR       Western Refining, Inc.                                         0.75%          55           28.39         1,561
Financials (13.39%):
BBVA      Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                  0.40%         136            6.13           834
SAN       Banco Santander S.A. (ADR) +                                   0.40%         183            4.54           831
BMO       Bank of Montreal +                                             0.40%          13           63.63           827

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 4th Quarter 2016 Series
                                    FT 6350


                       At the Opening of Business on the
                    Initial Date of Deposit-October 7, 2016


                                                                       Percentage
                                                                       of Aggregate   Number      Market       Cost of
Ticker Symbol and                                                      Offering       of          Value per    Securities to
Name of Issuer of Securities (1)(4)                                    Price          Shares      Share        the Trust (2)
___________________________________                                    ___________    ______      ________     _____________
Financials (cont'd.):
CM       Canadian Imperial Bank of Commerce +                            0.40%          11        $  75.44      $    830
HCI      HCI Group, Inc.                                                 0.75%          61           25.44         1,552
HSBC     HSBC Holdings Plc (ADR) +                                       0.40%          22           38.21           841
ING      ING Groep N.V. (ADR) +                                          0.40%          66           12.62           833
LYG      Lloyds Banking Group Plc (ADR) +                                0.40%         295            2.82           832
MHLD     Maiden Holdings, Ltd. +                                         0.75%         120           12.96         1,555
MFC      Manulife Financial Corporation +                                0.75%         107           14.54         1,556
MKTX     MarketAxess Holdings Inc.                                       2.01%          26          160.34         4,169
MET      MetLife, Inc.                                                   0.75%          33           47.15         1,556
MTU      Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +             0.40%         164            5.07           831
MSCI     MSCI Inc.                                                       2.00%          50           83.12         4,156
NMR      Nomura Holdings, Inc. (ADR) +                                   0.40%         183            4.56           834
SPGI     S&P Global Inc.                                                 1.98%          33          125.04         4,126
SMFG     Sumitomo Mitsui Financial Group, Inc. (ADR) +                   0.40%         124            6.73           835
UBS      UBS Group AG +*                                                 0.40%          60           13.93           836
Health Care (15.04%):
ABBV     AbbVie Inc.                                                     1.99%          66           62.83         4,147
ABC      AmerisourceBergen Corporation                                   2.00%          52           80.14         4,167
ANTM     Anthem, Inc.                                                    0.77%          13          122.35         1,591
EW       Edwards Lifesciences Corporation *                              2.02%          35          119.72         4,190
INCY     Incyte Corporation *                                            2.01%          44           94.78         4,170
MNK      Mallinckrodt Plc +*                                             2.00%          60           69.48         4,169
VIVO     Meridian Bioscience, Inc.                                       0.75%          82           19.07         1,564
OMI      Owens & Minor, Inc.                                             0.75%          46           33.81         1,555
PFE      Pfizer Inc.                                                     0.74%          46           33.65         1,548
ZTS      Zoetis Inc.                                                     2.01%          81           51.65         4,184
Industrials (15.02%):
AOS      A.O. Smith Corporation                                          2.00%          81           51.41         4,164
AYR      Aircastle Limited +                                             0.75%          77           20.34         1,566
ARII     American Railcar Industries, Inc.                               0.76%          38           41.33         1,570
CTAS     Cintas Corporation                                              1.99%          37          111.76         4,135
CPRT     Copart, Inc. *                                                  1.99%          77           53.69         4,134
GATX     GATX Corporation                                                0.76%          35           45.16         1,581
HDS      HD Supply Holdings, Inc. *                                      2.00%         127           32.73         4,157
LII      Lennox International Inc.                                       2.03%          26          162.39         4,222
SSW      Seaspan Corporation +                                           0.75%         117           13.37         1,564
UPS      United Parcel Service, Inc. (Class B)                           1.99%          38          109.12         4,147

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 4th Quarter 2016 Series
                                    FT 6350


                       At the Opening of Business on the
                    Initial Date of Deposit-October 7, 2016



                                                                       Percentage
                                                                       of Aggregate   Number      Market       Cost of
Ticker Symbol and                                                      Offering       of          Value per    Securities to
Name of Issuer of Securities (1)(4)                                    Price          Shares      Share        the Trust (2)
___________________________________                                    ___________    ______      ________     _____________
Information Technology (14.96%):
AVX      AVX Corporation                                                 0.75%         112         $ 13.94      $  1,561
CDK      CDK Global, Inc.                                                2.00%          74           56.23         4,161
GLW      Corning Incorporated                                            0.75%          65           23.87         1,552
EBAY     eBay Inc. *                                                     1.99%         129           32.13         4,145
INTU     Intuit Inc.                                                     1.99%          38          108.84         4,136
MELI     Mercadolibre, Inc. +                                            1.97%          22          186.29         4,098
MBLY     Mobileye N.V. +*                                                2.00%         101           41.25         4,166
NVDA     NVIDIA Corporation                                              2.01%          62           67.34         4,175
WDC      Western Digital Corporation                                     0.75%          27           58.05         1,567
XRX      Xerox Corporation                                               0.75%         156           10.01         1,562
Materials (5.02%):
ALB      Albemarle Corporation                                           2.01%          50           83.64         4,182
CF       CF Industries Holdings, Inc.                                    0.75%          63           24.66         1,554
UFS      Domtar Corporation                                              0.76%          41           38.35         1,572
MEOH     Methanex Corporation +                                          0.75%          43           36.06         1,551
MOS      The Mosaic Company                                              0.75%          63           24.85         1,566
Telecommunication Services (4.60%):
T        AT&T Inc.                                                       0.75%          40           39.11         1,564
CHL      China Mobile Limited (ADR) +                                    0.39%          13           62.79           816
SKM      SK Telecom Co., Ltd. (ADR) +                                    0.40%          38           21.80           828
S        Sprint Corporation *                                            0.40%         127            6.53           829
TEF      Telefonica, S.A. (ADR) +                                        0.40%          84            9.88           830
TDS      Telephone and Data Systems, Inc.                                0.76%          58           27.07         1,570
TU       TELUS Corporation +                                             0.75%          48           32.47         1,559
VZ       Verizon Communications Inc.                                     0.75%          31           50.26         1,558
Utilities (3.40%):
DUK      Duke Energy Corporation                                         0.74%          20           77.09         1,542
EXC      Exelon Corporation                                              0.76%          49           32.06         1,571
GXP      Great Plains Energy Incorporated                                0.76%          59           26.62         1,571
KEP      Korea Electric Power Corporation (ADR) +                        0.40%          36           23.35           841
PEG      Public Service Enterprise Group Incorporated                    0.74%          38           40.75         1,548
                                                                       _______                                  ________
         Total Investments                                             100.00%                                  $207,970
                                                                       =======                                  ========
______________________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

                 Target VIP Portfolio, 4th Quarter 2016 Series
                                    FT 6350


   At the Opening of Business on the Initial Date of Deposit-October 7, 2016


                                                                       Percentage
                                                                       of Aggregate   Number      Market       Cost of
Ticker Symbol and                                                      Offering       of          Value per    Securities to
Name of Issuer of Securities (1)(4)                                    Price          Shares      Share        the Trust (2)
___________________________________                                    ___________    ______      ________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (12.80%):
AZO          AutoZone, Inc. *                                            0.66%           5        $ 761.93     $   3,810
CVCO         Cavco Industries, Inc. *                                    0.39%          23           99.01         2,277
GRMN         Garmin Ltd. +                                               0.87%         104           48.39         5,033
IBP          Installed Building Products, Inc. *                         0.50%          79           36.48         2,882
IRBT         iRobot Corporation *                                        0.52%          69           43.66         3,013
HZO          MarineMax, Inc. *                                           0.24%          67           20.97         1,405
MCD          McDonald's Corporation                                      3.33%         170          113.92        19,366
NLS          Nautilus, Inc. *                                            0.29%          79           21.49         1,698
PETS         PetMed Express, Inc.                                        0.17%          48           20.27           973
ROST         Ross Stores, Inc.                                           1.23%         111           64.37         7,145
SWHC         Smith & Wesson Holding Corporation *                        0.65%         149           25.21         3,756
SMP          Standard Motor Products, Inc.                               0.48%          59           47.22         2,786
TTS          Tile Shop Holdings, Inc. *                                  0.38%         131           16.95         2,220
ULTA         Ulta Salon, Cosmetics & Fragrance, Inc. *                   0.29%           7          241.57         1,691
UEIC         Universal Electronics Inc. *                                0.64%          50           73.66         3,683
VIV FP       Vivendi #                                                   0.83%         240           20.18         4,842
WGO          Winnebago Industries, Inc.                                  0.34%          69           29.00         2,001
YUM          Yum! Brands, Inc.                                           0.99%          66           87.44         5,771
Consumer Staples (7.15%):
MO           Altria Group, Inc.                                          1.47%         138           61.78         8,526
BETR         Amplify Snack Brands, Inc. *                                0.52%         193           15.74         3,038
CVGW         Calavo Growers, Inc.                                        0.50%          45           64.88         2,920
CENTA        Central Garden & Pet Company (Class A) *                    0.42%          94           25.86         2,431
BREW         Craft Brew Alliance, Inc. *                                 0.17%          54           18.13           979
MJN          Mead Johnson Nutrition Company                              0.18%          13           80.48         1,046
MNST         Monster Beverage Corporation *                              0.33%          13          146.74         1,908
OME          Omega Protein Corporation *                                 0.23%          57           23.60         1,345
WMT          Wal-Mart Stores, Inc.                                       3.33%         279           69.36        19,351
Energy (11.49%):
BP/ LN       BP Plc #                                                    0.83%         810            5.97         4,838
CNX          CONSOL Energy Inc.                                          0.44%         125           20.21         2,526
CLR          Continental Resources, Inc. *                               1.92%         205           54.32        11,136
ENI IM       Eni SpA #                                                   0.83%         327           14.80         4,838
XOM          Exxon Mobil Corporation                                     1.21%          81           87.04         7,050
MPC          Marathon Petroleum Corporation                              0.07%          10           42.36           424
OKE          ONEOK, Inc.                                                 1.02%         120           49.67         5,961
PBR          Petroleo Brasileiro S.A. - Petrobras (ADR) +*               3.51%       1,959           10.41        20,393
RDSB LN      Royal Dutch Shell Plc (Class B) #                           0.83%         181           26.77         4,845
FP FP        Total S.A. #                                                0.83%         101           48.00         4,848
Financials (19.27%):
ALV GY       Allianz SE #                                                0.83%          32          151.19         4,838
AXP          American Express Company                                    3.33%         312           61.94        19,325
AON          Aon Plc +                                                   1.01%          52          113.18         5,885
AIZ          Assurant, Inc.                                              0.19%          12           89.94         1,079
CS FP        AXA S.A. #                                                  0.83%         216           22.38         4,833

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 4th Quarter 2016 Series
                                    FT 6350


   At the Opening of Business on the Initial Date of Deposit-October 7, 2016



                                                                       Percentage
                                                                       of Aggregate   Number      Market       Cost of
Ticker Symbol and                                                      Offering       of          Value per    Securities to
Name of Issuer of Securities (1)(4)                                    Price          Shares      Share        the Trust (2)
___________________________________                                    ___________    ______      ________     _____________
Financials (cont'd.):
BANC         Banc of California, Inc.                                    0.38%         126        $  17.71     $   2,231
ACA FP       Credit Agricole S.A. #                                      0.83%         476           10.16         4,837
EIG          Employers Holdings, Inc.                                    0.43%          83           29.76         2,470
GS           The Goldman Sachs Group, Inc.                               3.34%         116          167.15        19,389
HSBA LN      HSBC Holdings Plc #                                         0.83%         637            7.60         4,842
INGA NA      ING Groep N.V. #                                            0.83%         385           12.58         4,842
ISP IM       Intesa Sanpaolo SpA #                                       0.83%       2,162            2.24         4,840
NDA SS       Nordea Bank AB #                                            0.83%         463           10.46         4,842
PJC          Piper Jaffray Companies *                                   0.34%          39           50.06         1,952
SPGI         S&P Global Inc.                                             1.12%          52          125.04         6,502
SEBA SS      Skandinaviska Enskilda Banken AB (Class A) #                0.83%         468           10.35         4,842
GLE FP       Societe Generale S.A. #                                     0.83%         133           36.34         4,833
SWEDA SS     Swedbank AB (Class A) #                                     0.83%         206           23.48         4,837
SREN VX      Swiss Re AG #                                               0.83%          56           86.44         4,840
Health Care (12.81%):
AMPH         Amphastar Pharmaceuticals, Inc. *                           0.39%         120           19.10         2,292
ANIP         ANI Pharmaceuticals, Inc. *                                 0.35%          30           68.48         2,054
ANIK         Anika Therapeutics, Inc. *                                  0.31%          38           47.91         1,821
BIIB         Biogen Inc. *                                               1.32%          25          305.99         7,650
BEAT         BioTelemetry, Inc. *                                        0.26%          74           20.17         1,493
CRY          CryoLife, Inc. *                                            0.17%          57           17.10           975
CYNO         Cynosure, Inc. *                                            0.55%          61           52.02         3,173
HWAY         Healthways, Inc. *                                          0.17%          39           25.20           983
JNJ          Johnson & Johnson                                           4.15%         203          118.75        24,106
LDR          Landauer, Inc.                                              0.17%          22           44.58           981
LMNX         Luminex Corporation *                                       0.44%         110           23.20         2,552
MTD          Mettler-Toledo International Inc. +*                        0.94%          13          418.82         5,445
OSUR         OraSure Technologies, Inc. *                                0.20%         142            8.07         1,146
DGX          Quest Diagnostics Incorporated                              0.97%          67           84.23         5,643
SCLN         SciClone Pharmaceuticals, Inc. *                            0.23%         130           10.29         1,338
SUPN         Supernus Pharmaceuticals, Inc. *                            0.53%         128           23.84         3,052
SRDX         Surmodics, Inc. *                                           0.17%          34           29.23           994
USPH         U.S. Physical Therapy, Inc.                                 0.35%          32           64.19         2,054
VAR          Varian Medical Systems, Inc. *                              0.77%          45           98.87         4,449
VASC         Vascular Solutions, Inc. *                                  0.37%          44           48.24         2,123
Industrials (8.77%):
MMM          3M Company                                                  1.42%          48          171.64         8,239
ATSG         Air Transport Services Group, Inc. *                        0.38%         150           14.60         2,190
AGX          Argan, Inc.                                                 0.39%          38           59.46         2,259
ASTE         Astec Industries, Inc.                                      0.59%          58           59.26         3,437
CLC          CLARCOR Inc.                                                0.17%          15           64.85           973
DNB          The Dun & Bradstreet Corporation                            0.46%          20          132.30         2,646
EXPD         Expeditors International of Washington, Inc.                0.12%          14           51.74           724
FCN          FTI Consulting, Inc. *                                      0.17%          22           44.13           971
GE           General Electric Company                                    3.33%         661           29.27        19,347

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 4th Quarter 2016 Series
                                    FT 6350


   At the Opening of Business on the Initial Date of Deposit-October 7, 2016



                                                                       Percentage
                                                                       of Aggregate   Number      Market       Cost of
Ticker Symbol and                                                      Offering       of          Value per    Securities to
Name of Issuer of Securities (1)(4)                                    Price          Shares      Share        the Trust (2)
___________________________________                                    ___________    ______      ________     _____________
Industrials (cont'd.):
MRCY         Mercury Systems, Inc. *                                     0.45%         106        $  24.56     $   2,603
MSA          MSA Safety Incorporated                                     0.17%          17           58.27           991
NCS          NCI Building Systems, Inc. *                                0.47%         183           14.86         2,719
PATK         Patrick Industries, Inc. *                                  0.42%          38           64.32         2,444
UAL          United Continental Holdings, Inc. *                         0.23%          25           53.98         1,349
Information Technology (21.78%):
AMAT         Applied Materials, Inc.                                     1.86%         362           29.89        10,820
CUDA         Barracuda Networks, Inc. *                                  0.57%         134           24.64         3,302
BSFT         BroadSoft, Inc. *                                           0.63%          76           47.84         3,636
CA           CA, Inc.                                                    0.27%          48           33.24         1,596
CEVA         CEVA, Inc. *                                                0.33%          54           35.49         1,916
CSCO         Cisco Systems, Inc.                                         3.12%         575           31.48        18,101
DLB          Dolby Laboratories, Inc.                                    0.17%          18           54.96           989
EBAY         eBay Inc. *                                                 2.08%         377           32.13        12,113
EA           Electronic Arts Inc. *                                      0.51%          35           84.58         2,960
FORR         Forrester Research, Inc.                                    0.17%          26           38.50         1,001
INTC         Intel Corporation                                           3.54%         540           38.07        20,558
INTU         Intuit Inc.                                                 1.07%          57          108.84         6,204
LRCX         Lam Research Corporation                                    0.31%          18          100.19         1,803
MXL          MaxLinear, Inc. (Class A) *                                 0.52%         145           20.90         3,030
NTES         NetEase, Inc. (ADR) +                                       0.66%          15          255.98         3,840
NVDA         NVIDIA Corporation                                          0.72%          62           67.34         4,175
PLXS         Plexus Corp. *                                              0.17%          21           47.23           992
QCOM         QUALCOMM Incorporated                                       1.94%         167           67.54        11,279
RTEC         Rudolph Technologies, Inc. *                                0.24%          77           18.28         1,408
ERICB SS     Telefonaktiebolaget LM Ericsson (Class B) #                 0.83%         684            7.07         4,836
TXN          Texas Instruments Incorporated                              1.39%         114           70.96         8,089
TRMB         Trimble Navigation Limited *                                0.68%         137           28.81         3,947
Materials (1.14%):
RGLD         Royal Gold, Inc.                                            0.17%          15           65.59           984
SLW          Silver Wheaton Corp. +                                      0.97%         247           22.80         5,632
Telecommunication Services (1.57%):
TMUS         T-Mobile US, Inc. *                                         0.74%          95           45.50         4,323
TEL NO       Telenor ASA #                                               0.83%         288           16.82         4,845
Utilities (3.22%):
LNT          Alliant Energy Corporation                                  0.06%          10           36.69           367
AWK          American Water Works Company, Inc.                          0.10%           8           71.20           570
CWT          California Water Service Group                              0.82%         156           30.49         4,757
EDF FP       Electricite de France S.A. #                                0.83%         424           11.41         4,836
ENGI FP      Engie S.A. #                                                0.83%         325           14.87         4,834
MGEE         MGE Energy, Inc.                                            0.17%          18           53.82           969
NEE          NextEra Energy, Inc.                                        0.41%          20          118.03         2,361
                                                                       _______                                  ________
                  Total Investments                                    100.00%                                  $581,103
                                                                       =======                                  ========

___________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

            Value Line Target 25 Portfolio, 4th Quarter 2016 Series
                                    FT 6350

  At the Opening of Business on the Initial Date of Deposit-October 7, 2016



                                                                        Percentage
                                                                        of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                       Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                     Price           Shares      Share         the Trust (2)
_______________________________________                                 ____________    ______      _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (7.19%):
GRMN        Garmin Ltd. +                                                  5.19%          150        $  48.39        $  7,258
PETS        PetMed Express, Inc.                                           1.00%           69           20.27           1,399
UEIC        Universal Electronics Inc. *                                   1.00%           19           73.66           1,400
Consumer Staples (1.01%):
BREW        Craft Brew Alliance, Inc. *                                    1.01%           78           18.13           1,414
Energy (41.06%):
CNX         CONSOL Energy Inc.                                             2.60%          180           20.21           3,638
CLR         Continental Resources, Inc. *                                 11.50%          296           54.32          16,079
OKE         ONEOK, Inc.                                                    5.93%          167           49.67           8,295
PBR         Petroleo Brasileiro S.A. - Petrobras (ADR) +*                 21.03%        2,825           10.41          29,408
Health Care (29.00%):
CRY         CryoLife, Inc. *                                               1.00%           82           17.10           1,402
HWAY        Healthways, Inc. *                                             1.01%           56           25.20           1,411
JNJ         Johnson & Johnson                                             24.97%          294          118.75          34,912
LDR         Landauer, Inc.                                                 1.02%           32           44.58           1,427
SRDX        Surmodics, Inc. *                                              1.00%           48           29.23           1,403
Industrials (5.78%):
CLC         CLARCOR Inc.                                                   1.02%           22           64.85           1,427
DNB         The Dun & Bradstreet Corporation                               2.75%           29          132.30           3,837
FCN         FTI Consulting, Inc. *                                         1.01%           32           44.13           1,412
MSA         MSA Safety Incorporated                                        1.00%           24           58.27           1,398
Information Technology (7.11%):
DLB         Dolby Laboratories, Inc.                                       1.02%           26           54.96           1,429
FORR        Forrester Research, Inc.                                       1.02%           37           38.50           1,424
PLXS        Plexus Corp. *                                                 1.01%           30           47.23           1,417
TRMB        Trimble Navigation Limited *                                   4.06%          197           28.81           5,676
Materials (6.85%):
RGLD        Royal Gold, Inc.                                               1.03%           22           65.59           1,443
SLW         Silver Wheaton Corp. +                                         5.82%          357           22.80           8,140
Utilities (2.00%):
CWT         California Water Service Group                                 1.00%           46           30.49           1,402
MGEE        MGE Energy, Inc.                                               1.00%           26           53.82           1,399
                                                                         _______                                     ________
                 Total Investments                                       100.00%                                     $139,850
                                                                         =======                                     ========
___________

See "Notes to Schedules of Investments" on page 46.


Page 45


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on October 7, 2016. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                                   Cost of Securities          Profit
                                                                                   to Sponsor                  (Loss)
                                                                                   __________________          ________
The Dow(R) Target 5 Portfolio, 4th Quarter 2016 Series                             $  171,251                  $  (641)
The Dow(R) Target Dividend Portfolio, 4th Quarter 2016 Series                         167,183                     (542)
Global Target 15 Portfolio, 4th Quarter 2016 Series                                   151,617                     (136)
S&P Target 24 Portfolio, 4th Quarter 2016 Series                                      121,342                     (327)
S&P Target SMid 60 Portfolio, 4th Quarter 2016 Series                                 158,207                     (268)
Target Diversified Dividend Portfolio, 4th Quarter 2016 Series                        176,611                     (862)
Target Dividend Multi-Strategy Portfolio, 4th Quarter 2016 Series                     256,713                     (533)
Target Double Play Portfolio, 4th Quarter 2016 Series                                 125,483                     (704)
Target Focus Four Portfolio, 4th Quarter 2016 Series                                  282,104                   (1,052)
Target Global Dividend Leaders Portfolio, 4th Quarter 2016 Series                     159,498                     (705)
Target Growth Portfolio, 4th Quarter 2016 Series                                      150,808                     (364)
Target Triad Portfolio, 4th Quarter 2016 Series                                       208,543                     (573)
Target VIP Portfolio, 4th Quarter 2016 Series                                         582,623                   (1,520)
Value Line(R) Target 25 Portfolio, 4th Quarter 2016 Series                            140,973                   (1,123)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise the percentage of the investments of the Trusts as indicated:

The Dow Target Dividend Portfolio, 4th Quarter 2016 Series, 5.00%
(consisting of Switzerland, 5.00%)

S&P Target 24 Portfolio, 4th Quarter 2016 Series, 11.62%
 (consisting of Switzerland, 5.54% and United Kingdom, 6.08%)

S&P Target SMid 60 Portfolio, 4th Quarter 2016 Series, 6.66%
 (consisting of Bermuda, 2.22% and United Kingdom, 4.44%)

Target Diversified Dividend Portfolio, 4th Quarter 2016 Series, 17.49%
 (consisting of Bermuda, 7.50%; Canada, 7.49% and Hong Kong, 2.50%)

Target Dividend Multi-Strategy Portfolio, 4th Quarter 2016 Series, 47.32%
 (consisting of Bermuda, 1.89%; Canada, 1.86%; China, 6.68%; France, 8.75%; Germany, 1.24%; Hong Kong, 2.30%; Italy, 2.50%; The Netherlands, 2.50%; Norway, 1.25%; Sweden, 5.00%; Switzerland, 2.50% and United Kingdom, 10.85%)

Target Double Play Portfolio, 4th Quarter 2016 Series, 18.48%
(consisting of Brazil, 10.50%; Canada, 2.90% and Switzerland, 5.08%)

Target Focus Four Portfolio, 4th Quarter 2016 Series, 22.73%
(consisting of Bermuda, 0.67%; Brazil, 6.72%; Canada, 3.35%; France, 0.39%; Hong Kong, 0.40%; Japan, 1.60%; The Netherlands, 0.80%; Norway, 0.40%; Panama, 0.40%; South Korea, 0.80%; Spain, 1.20%; Switzerland, 3.47%
and United Kingdom, 2.53%)

Page 46


Target Global Dividend Leaders Portfolio, 4th Quarter 2016 Series, 38.00% (consisting of Belgium, 2.00%; Bermuda, 6.00%; Brazil, 4.00%; Canada,
4.00%; China, 2.01%; France, 4.00%; Germany, 1.99%; Ireland, 2.00%; Japan,
2.00%; Luxembourg, 2.00%; Russia, 2.00%; South Korea, 4.00% and Taiwan, 2.00%)

Target Growth Portfolio, 4th Quarter 2016 Series, 13.33%
(consisting of Argentina, 3.34%; Ireland, 3.33%; Israel, 3.34% and Italy,
3.32%)

Target Triad Portfolio, 4th Quarter 2016 Series, 22.76%
(consisting of Argentina, 1.97%; Bermuda, 2.24%; Brazil, 0.40%; Canada, 3.84%; France, 0.39%; Hong Kong, 1.14%; Ireland, 2.00%; Israel, 2.00%;
Italy, 1.99%; Japan, 1.60%; The Netherlands, 0.79%; Norway, 0.40%; Panama, 0.40%; South Korea, 0.80%; Spain, 1.20%; Switzerland, 0.40% and United Kingdom, 1.20%)

Target VIP Portfolio, 4th Quarter 2016 Series, 24.56%
 (consisting of Brazil, 3.51%; Canada, 0.97%; China, 0.66%; France, 5.81%; Germany, 0.83%; Italy, 1.66%; The Netherlands, 1.66%; Norway, 0.83%; Sweden, 3.32%; Switzerland, 2.64% and United Kingdom, 2.67%)

Value Line(R) Target 25 Portfolio, 4th Quarter 2016 Series, 32.04% (consisting of Brazil, 21.03%; Canada, 5.82% and Switzerland, 5.19%)

(5) Securities of companies in the following sectors comprise the percentage of the investments of the Global Target 15 Portfolio, 4th Quarter 2016 Series as indicated:
Consumer Discretionary, 20.00%; Consumer Staples, 6.66%; Energy, 6.66%; Financials, 33.35%; Health Care, 6.66%; Information Technology, 13.34% and Telecommunication Services, 13.33%

(6) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise the percentage of the investments of the Trusts as indicated:

S&P Target SMid 60 Portfolio, 4th Quarter 2016 Series, 3.33%
Target Focus Four Portfolio, 4th Quarter 2016 Series, 0.99%
Target Global Dividend Leaders Portfolio, 4th Quarter 2016 Series, 20.00%

(7) Companies in the Global Target 15 Portfolio, 4th Quarter 2016 Series are categorized by the country in which their corporate headquarters are located. This Security represents the common stock of a company incorporated in a country other than the country in which it is headquartered.

(8) Effective October 7, 2016, Cousins Properties Incorporated will spin off its subsidiary, Parkway, Inc., with the S&P Target SMid 60 Portfolio, 4th Quarter 2016 Series and the Target Focus Four Portfolio, 4th Quarter 2016 Series receiving one share of Parkway, Inc. for every eight shares of Cousins Properties Incorporated. The S&P Target SMid 60 Portfolio, 4th Quarter 2016 Series and the Target Focus Four Portfolio, 4th Quarter 2016 Series will receive cash in lieu of any fractional shares they are entitled to receive. This will result in the S&P Target SMid 60 Portfolio, 4th Quarter 2016 Series and the Target Focus Four Portfolio, 4th Quarter 2016 Series owning shares of both companies. Accordingly, the price per share of Cousins Properties Incorporated listed in the above "Schedule of Investments" includes the anticipated market value of this subsidiary. On the Initial Date of Deposit, the S&P Target SMid 60 Portfolio, 4th Quarter 2016 Series and the Target Focus Four Portfolio, 4th Quarter 2016 Series will receive 43 shares and 23 shares of Parkway, Inc, respectively.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

*  This Security represents a non-income producing security.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 6350, consists of 14 separate portfolios set forth below:

- Dow(R) Target 5 4Q '16 - Term 1/9/18
  (The Dow(R) Target 5 Portfolio, 4th Quarter 2016 Series)
- Dow(R) Target Dvd. 4Q '16 - Term 1/9/18
  (The Dow(R) Target Dividend Portfolio, 4th Quarter 2016 Series)
- Global Target 15 4Q '16 - Term 1/9/18
  (Global Target 15 Portfolio, 4th Quarter 2016 Series)
- S&P Target 24 4Q '16 - Term 1/9/18
  (S&P Target 24 Portfolio, 4th Quarter 2016 Series)
- S&P Target SMid 60 4Q '16 - Term 1/9/18
  (S&P Target SMid 60 Portfolio, 4th Quarter 2016 Series)
- Target Divsd. Dvd. 4Q '16 - Term 1/9/18
  (Target Diversified Dividend Portfolio, 4th Quarter 2016 Series)
- Target Dvd. Multi-Strat. 4Q '16 - Term 1/9/18
  (Target Dividend Multi-Strategy Portfolio, 4th Quarter 2016 Series)
- Target Dbl. Play 4Q '16 - Term 1/9/18
  (Target Double Play Portfolio, 4th Quarter 2016 Series)
- Target Focus 4 4Q '16 - Term 1/9/18
  (Target Focus Four Portfolio, 4th Quarter 2016 Series)
- Target Global Dvd. Leaders 4Q '16 - Term 1/9/18
  (Target Global Dividend Leaders Portfolio, 4th Quarter 2016 Series)
- Target Growth 4Q '16 - Term 1/9/18
  (Target Growth Portfolio, 4th Quarter 2016 Series)
- Target Triad 4Q '16 - Term 1/9/18
  (Target Triad Portfolio, 4th Quarter 2016 Series)
- Target VIP 4Q '16 - Term 1/9/18
  (Target VIP Portfolio, 4th Quarter 2016 Series)
- Value Line(R) Target 25 4Q '16 - Term 1/9/18
  (Value Line(R) Target 25 Portfolio, 4th Quarter 2016 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from a Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Each Trust seeks above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

              The Dow(R) Target 5 Portfolio

The Dow(R) Target 5 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, The Dow
(R) Target 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average ("DJIA(R)").

The Dow(R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by their current indicated dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow(R) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 5 Portfolio is considered to be a Large-Cap Blend Trust.


           The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to seek to achieve its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by the following equally-weighted factors:

- Change in return on assets over the last 12 months. An increase in return on assets is generally used as an indication of improving business fundamentals and would receive a higher ranking than a stock with a negative change in return on assets.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall combined ranking on the two factors for The Dow(R) Target Dividend Strategy. In the event of a tie, the stock with the better price-to-book ratio is selected.

Companies which, as of the business day prior to the Initial Date of Deposit, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on

Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

                Global Target 15 Portfolio

The Global Target 15 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Global Target 15 Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(R), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest dividend-yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered to be a Large-Cap Value Trust.


                  S&P Target 24 Portfolio

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

- Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings;

- Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings; and

- Bullish interest indicator, which is measured over the trailing 12 months by subtracting the number of shares traded in months in which the stock price declined from the number of shares traded in months in which the stock price rose and dividing the resulting number by the total number of shares traded over the 12-month period. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target 24 Portfolio is considered to be a Large-Cap Growth Trust.


               S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, in our opinion the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price-to-book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price-to-book ratio.

Step 3: We rank each stock on three equally-weighted factors:

      - Price to cash flow;
      - 12-month change in return on assets; and
      - 3-month price appreciation.

Step 4: We eliminate any registered investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600, taking into consideration that only whole shares will be purchased.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target SMid 60 Portfolio is considered to be a Small-Cap Value Trust.


           Target Diversified Dividend Portfolio

The Target Diversified Dividend Strategy seeks above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $250 million;
      - Minimum three-month average daily trading volume of $1.5 million; and
      - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

      - Indicated dividend yield - 50%;
      - Price-to-book - 25%; and
      - Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the major S&P Global Industry Classification Standard ("GICS(R)") market sectors with the highest combined ranking on the three factors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price-to-book ratio is selected.

         Target Dividend Multi-Strategy Portfolio

The composition of the Target Dividend Multi-Strategy Portfolio on the Initial Date of Deposit is as follows:

- Approximately 25% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 25% of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 25% of the portfolio is composed of common stocks which comprise the Global Target 15 Strategy; and

- Approximately 25% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the Global Target 15 Strategy and the Target Diversified Dividend Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "Global Target 15 Portfolio" and "Target Diversified Dividend Portfolio," respectively. The Securities which comprise the European Target 20 Strategy were selected as follows:

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by their current indicated dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Dividend Multi-Strategy Portfolio is considered to be a Large-Cap Value Trust.


               Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to seek to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend
Portfolio." The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the date of this prospectus, gives their #1 ranking for Timeliness(TM) and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line(R) Target 25 Strategy. Stocks of financial companies, as defined by S&P's GICS(R), the stocks of companies whose shares are not listed on a U.S. securities exchange, and stocks of limited partnerships are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks. In the event of a tie, the stock with the greatest 6-month price appreciation is selected.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to seek to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the S&P Target SMid 60 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "S&P Target SMid 60 Portfolio" and "Double Play Portfolio," respectively. The Securities which comprise The NYSE(R) International Target 25 Strategy were selected as follows:

NYSE(R) International Target 25 Strategy:

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two equally-weighted factors:

      - Price-to-book; and
      - Price to cash flow.

Lower, but positive, price-to-book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 eligible stocks with the best overall ranking on the two factors, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price-to-book ratio is selected.

         Target Global Dividend Leaders Portfolio

The Target Global Dividend Leaders Strategy stocks are determined based on these steps:

Step 1: We establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following:

      - Domestic equity - all U.S. stocks.
      - International equity - all foreign stocks that are listed on a U.S. securities exchange either directly or in the form of American Depositary Receipts/ADRs.
      - REITs - all U.S. REITs (including Mortgage REITs).

Step 2: Registered investment companies and limited partnerships are excluded from all universes. REITs (including Mortgage REITs) are also excluded from the domestic and international equity universes.

Step 3: We select the stocks in each universe that meet the following criteria:

      - Market capitalization greater than $1 billion.
      - Three-month average daily trading volume greater than $1 million.
      - Current indicated dividend yield greater than twice that of the S&P 500 Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall combined rankings. The domestic and international equity universes are subject to a maximum of four stocks from any one of the major market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. If a universe has less than 20 eligible securities, all eligible securities are selected.

Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased.

      - 40% domestic equity.
      - 40% international equity.
      - 20% REITs.

                  Target Growth Portfolio

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $6 billion;
      - Minimum three month average daily trading volume of $5 million;
        and
      - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three equally-weighted factors:

      - Sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital; it is calculated by multiplying return on equity over the trailing 12 months by (1- payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);
      - Change in return on assets; and
      - Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the major GICS(R) market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the higher sustainable growth rate is selected.

                  Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target Triad Portfolio, whose objective is to seek above-average total return, has been developed to seek to address this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% of the portfolio is composed of common stocks which comprise the Target Growth Strategy.

The Securities which comprise the NYSE(R) International Target 25
Strategy, the Target Diversified Dividend Strategy and the Target Growth Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target Focus Four Portfolio," "Target Diversified Dividend Portfolio" and "Target Growth Portfolio," respectively.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered to be a Large-Cap Value Trust.


                   Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 of the portfolio is composed of common stocks which comprise The Dow(R) DART 5 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Nasdaq(R) Target 15 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the European Target 20 Strategy, the S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target Dividend Multi-Strategy Portfolio," "S&P Target 24 Portfolio" and "Target Double Play Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the Nasdaq(R) Target 15 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(R) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, The Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus compared to a company's shares outstanding as of the business day prior to the date of this prospectus.

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by 6-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for Nasdaq(R) Target 15 Strategy. In the event of a tie, the stock with the higher 6-month price momentum is selected.

The stocks which comprise Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, NYSE MTK (formerly the NYSE Amex) or The NASDAQ Stock Market, LLC(R) (excluding limited partnerships, American Depositary
Receipts/ADRs and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings (based on the trailing 12-month period) are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months and weight them on a market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.

            Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into their stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Target 24

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Portfolio, S&P Target SMid 60 Portfolio, Target Dividend Multi-Strategy
Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such products. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of SPDJI.

"Value Line," "The Value Line Investment Survey" and "Timeliness" are trademarks or registered trademarks of Value Line, Inc. and/or its affiliates ("Value Line") that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Double Play Portfolio, Target Focus Four Portfolio, Target VIP Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line. Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The Target Focus Four Portfolio and Target Triad Portfolio, which are based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 3000(R) Index, S&P 500 Index, S&P 1000(R) Index, S&P MidCap 400 Index, S&P SmallCap 600 Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Three of the Securities in the S&P Target 24 Portfolio and two of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 25.57% and 46.00%, respectively, of the value of such Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Current Economic Conditions. The global economy continues to experience subdued growth. Most developed and developing economies are continuing to struggle against the lingering effects of the financial crisis which began in 2007, grappling in particular with the challenges of taking appropriate fiscal and monetary policy actions. Inflation remains tame worldwide, partly reflecting output gaps, high unemployment and a continued financial deleveraging in major developed economies. The global employment situation remains challenging, as long-lasting effects from the financial crisis continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind many emerging market economies, have declined moderately in recent years, mainly driven by generally weak global demand as global economic growth remains anemic.


The financial crisis began with problems in the U.S. housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted most sectors of the global economy. Recently, falling oil and other commodity prices, subdued growth in China and other emerging markets and uncertain economic forecasts for the United States and a number of developed countries have contributed to significant market volatility worldwide. The United Kingdom vote to leave the European Union ("Brexit") and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in Europe and the effect on securities issued by European issuers difficult to predict.

Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the financial crisis, central banks in the United States, Europe and Asia have held interest rates at historically low levels for several years. However, there is no assurance that this will continue in the future and no way to predict how quickly interest rates will rise once central banks change their current position. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the financial crisis; however, the impact of these measures has been mixed and in certain instances has produced unintended consequences.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors. If your Trust is concentrated in one or more sectors, you should understand the risks of an investment in such sectors.


The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial and utility companies. The Global Target 15 Portfolio is concentrated in stocks of consumer product and financial companies. The S&P Target 24 Portfolio and the Target Growth Portfolio are concentrated in stocks of consumer product companies. The S&P Target SMid 60 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Double Play Portfolio and the Target Focus Four Portfolio are concentrated in stocks of financial companies. The Value Line(R) Target 25 Portfolio is concentrated in stocks of energy and health care companies.


Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer product companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer product companies.


Energy. Energy companies include those companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies. General problems of the petroleum and gas products sector include volatile fluctuations in price and supply of energy fuels, international politics, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. Friction with certain oil producing countries, and between the governments of the United States and other major exporters of oil to the United States, or policy shifts by governmental entities and intergovernmental entities such as OPEC, could put oil exports at risk. In addition, falling oil and gas prices may negatively impact the profitability and business prospects of certain energy companies. Further, global concerns of civil unrest in foreign countries may also affect the flow of oil from such countries.

Financials. Companies in the financial services sector include banks, thrifts, brokerage firms, broker/dealers, investment banks, finance companies, mutual fund companies, mortgage real estate investment trusts and insurance companies.


Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

The financial crisis, initially related to the subprime mortgage market, spread to other parts of the economy, and subsequently affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing on favorable terms more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. Recent laws and regulations contain safeguard provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. Furthermore, participants may be subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets.

Recently enacted laws and regulations, and proposed legislation, call for swift government intervention into the financial markets. The Dodd-Frank Wall Street Reform and Consumer Act ("Dodd-Frank") established the Financial Services Oversight Council ("FSOC"). The FSOC is chaired by the Secretary of the Treasury and brings together federal financial regulators, state regulators and an independent insurance expert appointed by the President. The FSOC provides, for the first time, comprehensive monitoring of the stability of the U.S. financial system. The role of the FSOC is to identify risks to the financial stability of the United States, to promote market discipline and to respond to emerging risks to the stability of the U.S. financial system. In doing so, the FSOC has new authorities to constrain excessive risk in the financial system. For example, the FSOC has the authority to designate a nonbank financial firm for tough new supervision aimed at minimizing the risk of such firm from threatening the stability of the U.S financial system. Such financial firms would be subject to increased scrutiny concerning their capital, liquidity and risk management standards.

Dodd-Frank also transferred federal supervisory and rulemaking authority over savings and loan holding companies and savings associations from the Office of Thrift Supervision to the Federal Reserve Board ("FRB"), the office of the Controller of the Currency and the FDIC. While Dodd-Frank preserved many of the previous regulations for such savings and loan holding companies and savings associations, these entities are now subject to new regulators and new regulations. It is unclear what impact the federal banking agencies that now regulate such entities will have on savings and loan holding companies and savings associations.

Dodd-Frank gave Orderly Liquidation Authority to the FDIC in order to avoid the disorderly resolution of failing banks and financial institutions when the overall stability of the financial system would be at risk. Under this authority, the FDIC may be appointed by the Secretary of the Treasury as a receiver for a financial company whose failure would have a serious adverse affect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. The extent to which the FDIC will use the Orderly Liquidation Authority and what effect it will have on companies in the financial sector cannot be predicted.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products. Technological advances allow these nontraditional lending sources and financial services providers to cut overhead and permit the more efficient use of customer data. These companies compete with banks and thrifts to provide traditional financial services products in addition to their brokerage and investment advice. The FRB recently issued a final rule which establishes requirements for determining when a company is predominantly engaged in financial activities. While the final rule does not designate any companies for additional supervision or regulation, these companies could be subject to the requirements of the Bank Holding Act of 1956 ("BHC Act"). These companies could be required to register as bank holding companies with the FRB and could be subject to capital and other regulatory requirements of traditional banks, among other potential new or enhanced regulatory standards. The BHC Act generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. This may result in a decrease in profits and missed business opportunities for these companies. Additionally, certain companies that are unable to meet the newly imposed regulatory requirements might be forced to cease their financing activities, which could further reduce available credit for consumers.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Dodd-Frank also established the Treasury's Federal Insurance Office. The Federal Insurance Office has the authority to monitor all aspects of the insurance sector, monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.


Health Care. General risks of health care companies involve extensive competition, generic drug sales, the loss of patent protection, product liability litigation and evolving government regulation. For example, the Health Care and Education Affordability Reconciliation Act of 2010 (the "Act"), passed into law in March 2010, has had and will continue to have a significant impact on the health care sector. The goal of the legislation is to provide health insurance coverage for those who do not have it. The measure requires most Americans to purchase health insurance coverage; will add approximately 16 million people to the Medicaid rolls; and will subsidize private coverage for low- and middle-income people. The Act also regulates private insurers more closely, banning practices such as denial of care for pre-existing conditions. The implementation of the Act's provisions will continue to take place over the next several years and has initially been met with significant setbacks. Implementation of the Act could cause a decrease in the profitability of companies in the health care sector through increased costs and possible downward pressure on prices charged. The long-term effects of the Act and any other legislative proposals on the health care sector remain uncertain and cannot be predicted. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that a product will ever come to market. Health care facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.

Utilities. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Utility companies are subject to extensive regulation at the federal and state levels in the United States. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities sector. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could affect a company's profitability and the value of its securities. In addition, federal, state and municipal governmental authorities may review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants.

REITs. Certain of the Securities in the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio are issued by REITs that are headquartered or incorporated in the United States. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.


Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Hong Kong and China. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in Hong Kong or China. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in Hong Kong and/or China. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market.

China is underdeveloped when compared to other countries. China is essentially an export-driven economy and is affected by developments in the economies of its principal trading partners. Certain provinces have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply. The emerging market economy of China may also be subject to over-extension of credit, currency devaluations and restrictions, decreased exports, and economic recession. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities. Securities prices on the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.


United Kingdom. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in the United Kingdom. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in the United Kingdom. The United Kingdom is a member of the European Union ("E.U.") which was formed by the Maastricht Treaty on European Union (the "Treaty"); however, on June 23, 2016, a majority of voters in the United Kingdom voted in favor of Brexit. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made the E.U. one of the largest common markets in the world. Under the Treaty, the United Kingdom and the E.U. have two years, after formal notification of withdrawal is given to the E.U., to agree on a withdrawal agreement. If no agreement is formed within two years, the United Kingdom may leave the E.U. without an agreement. The United Kingdom is one of the fastest growing economies in the G7; however, economists are concerned about the potential negative impact of Brexit. The United Kingdom and other E.U. members have extensive trade relationships and economic observers have warned that an exit could endanger the United Kingdom's position as the central location for European financial services. Brexit and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by United Kingdom issuers difficult to predict.


Foreign Securities. Certain of the Securities held by certain of the Trusts are issued by foreign entities, which makes the Trusts subject to more risks than if they invested solely in domestic securities. A foreign Security held by a Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio, Target Dividend Multi-Strategy Portfolio and Target VIP Portfolio is maintained by:
Hongkong and Shanghai Banking Corporation for Hong Kong Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities; each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Emerging Markets. Certain of the Securities held by certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. As the value of Units of a Trust will vary with fluctuations in both the value of the underlying Securities as well as foreign exchange rates, an increase in the value of the Securities could be more than offset by a decrease in value of the foreign currencies in which they are denominated against the U.S. dollar, resulting in a decrease in value of the Units. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar increases in value relative to the value of the currency in which the Securities trade. In addition, the value of dividends received in foreign currencies will decline in value in terms of U.S. dollars if the U.S. dollar increases in value relative to the value of the currency in which the dividend was paid prior to the time in which the dividend is converted to U.S. dollars.

Small and/or Mid Capitalization Companies. Certain of the Securities held by certain of the Trusts are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.


           Hypothetical Performance Information

The following tables compare the hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, FT Index, Hang Seng Index, MSCI All Country World Index and a combination of the DJIA(R), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally-weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(R). The Dow Jones Industrial Average is a price-weighted measure of 30 U.S. blue-chip companies. The index covers all industries with the exception of transportation and utilities. While stock selection is not governed by quantitative rules, a stock typically is added to the index only if the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors.

Dow Jones U.S. Select Dividend Index(sm). The Dow Jones U.S. Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500(R) Index. The S&P 500(R) Index consists of stocks of 500 issuers chosen by Standard and Poor's to be representative of the leaders of various industries.

S&P 1000(R) Index. The S&P 1000(R) Index is a combination of the S&P MidCap 400 (the most widely used index for mid-size companies) and the S&P SmallCap 600 (an index of 600 U.S. small-cap companies), where the S&P MidCap 400 represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of a cross section of stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI All Country World Index. The MSCI All Country World Index is an unmanaged free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The index cannot be purchased directly by investors.

The indexes are unmanaged, not subject to fees and not available for direct investment.


                                             COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                           Hypothetical Strategy Total Returns(1)(4)


                         The Dow(R)                                                       Target             Target
         The Dow(R)        Target          Global             S&P         S&P Target      Diversified        Dividend
          Target 5        Dividend        Target 15        Target 24      SMid 60         Dividend        Multi-Strategy
Year      Strategy        Strategy        Strategy         Strategy       Strategy        Strategy           Strategy
----     ---------       ---------        ---------        ---------      ----------      -----------     --------------
1972       18.82%
1973       17.45%
1974       -7.61%
1975       62.73%
1976       38.70%
1977        3.06%
1978       -1.42%
1979        7.28%
1980       38.52%
1981        1.13%
1982       40.83%
1983       34.08%
1984        8.44%
1985       35.81%
1986       28.12%                                            18.13%
1987        8.35%                            14.75%           1.75%
1988       18.78%                            20.74%           4.27%
1989        7.85%                            14.31%          22.30%
1990      -18.03%                             0.48%           6.41%
1991       59.61%                            39.71%          40.30%
1992       20.51%           28.68%           24.04%          -1.82%
1993       31.25%           18.18%           62.13%           8.01%
1994        5.30%           -8.55%          -10.20%           4.76%
1995       27.89%           46.86%           11.29%          38.91%         24.20%           26.94%           28.24%
1996       23.33%           16.12%           19.28%          31.21%         13.31%           15.03%           18.14%
1997       16.99%           40.57%           -8.94%          30.01%         42.22%           26.04%           20.43%
1998        9.78%            2.95%           10.93%          39.77%          4.94%           13.00%           14.43%
1999       -9.57%           -6.65%            5.98%          41.07%         24.00%           17.62%            7.41%
2000        8.12%           25.82%            2.06%           3.84%         14.17%           19.89%           12.61%
2001       -5.12%           40.62%           -1.22%         -11.07%         32.13%           29.69%           14.00%
2002      -12.95%           -0.84%          -14.46%         -19.24%         -5.22%          -10.36%          -10.88%
2003       20.04%           32.08%           35.70%          23.08%         45.52%           47.16%           36.56%
2004        9.49%           18.86%           29.03%          13.52%         23.61%           20.58%           23.65%
2005       -3.08%            2.24%           11.32%           3.60%          3.16%            2.02%            5.38%
2006       38.62%           17.58%           39.83%           1.40%         19.78%           15.47%           26.26%
2007        1.55%            1.06%           14.08%           3.14%         -9.59%           -3.81%            5.12%
2008      -50.45%          -39.55%          -43.40%         -29.43%        -37.61%          -37.03%          -45.17%
2009       17.11%           14.29%           49.07%          12.01%         60.15%           40.92%           36.49%
2010       10.02%           15.68%            9.13%          18.07%         15.16%           20.26%            9.10%
2011       16.79%            5.56%           -8.36%           6.87%         -8.76%            3.19%           -2.49%
2012        9.18%            4.90%           24.97%           7.93%         20.47%           10.81%           11.03%
2013       38.30%           28.69%           16.31%          42.21%         37.49%           31.67%           25.67%
2014       11.35%           12.81%           10.14%           6.98%         -0.21%            5.23%            5.50%
2015        7.60%           -6.06%           -6.40%           2.00%         -8.83%          -12.99%          -11.67%
2016       14.27%            8.84%            5.48%           1.84%         13.16%            8.97%            8.15%
(thru 9/30)

                                             COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
           (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                             Hypothetical Strategy Total Returns(1)(4)

                                           Target
                           Target          Global
            Target         Focus           Dividend         Target          Target         Target         Value Line(R)
         Double Play        Four           Leaders          Growth          Triad           VIP             Target 25
Year       Strategy       Strategy         Strategy        Strategy        Strategy       Strategy           Strategy
----     -----------      ---------        --------        --------        --------       --------        -------------
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985                                                                                                           32.00%
1986                                                                                                           20.23%
1987                                                                                                           16.95%
1988                                                                                                           -9.38%
1989                                                                                                           48.21%
1990                                                                                          -0.84%            3.17%
1991                                                                                          57.11%           83.79%
1992       12.24%                                                                              4.14%           -2.62%
1993       21.45%                                                                             22.09%           25.06%
1994        1.73%                                                                              2.09%           12.20%
1995       49.29%                                             29.61%                          42.93%           52.21%
1996       35.13%           26.59%                            24.96%          21.04%          38.70%           54.25%
1997       36.94%           37.28%                            41.11%          34.89%          25.85%           33.93%
1998       47.05%           31.03%            1.63%           37.13%          27.57%          51.27%           91.05%
1999       52.70%           45.16%           12.47%           33.76%          31.99%          48.82%          111.28%
2000        7.04%            9.69%            4.69%            8.36%          11.99%          -4.50%          -10.38%
2001       19.96%           20.23%            6.99%           -4.20%           4.99%         -11.26%           -0.08%
2002      -12.58%          -11.05%           -7.55%          -10.80%         -11.54%         -21.30%          -23.88%
2003       35.47%           38.90%           48.16%           34.00%          38.41%          34.79%           39.35%
2004       20.25%           21.63%           24.56%           16.71%          18.61%          13.06%           21.81%
2005       10.88%            8.93%           11.67%           17.09%          12.37%           6.78%           19.73%
2006        8.92%           14.25%           29.55%           16.82%          17.64%          11.88%            0.71%
2007       12.22%            7.02%           22.18%           19.93%          13.46%           9.27%           23.59%
2008      -45.63%          -43.35%          -30.12%          -52.52%         -47.49%         -45.89%          -51.40%
2009        8.38%           27.38%           53.37%           18.19%          27.34%          12.05%            3.15%
2010       22.06%           17.91%           20.19%           17.13%          16.45%          18.30%           28.62%
2011      -12.20%          -11.56%            0.35%          -12.53%          -8.29%          -2.03%          -29.26%
2012        9.41%           12.71%           12.75%            5.77%           7.57%          12.25%           14.22%
2013       31.17%           31.46%           25.24%           37.13%          33.31%          36.16%           34.01%
2014       11.20%            5.85%            3.13%            6.29%           4.59%           6.15%            9.99%
2015       -7.91%           -8.42%          -12.38%            8.22%           0.04%          -4.44%           -9.41%
2016        3.62%            6.61%           13.83%           -5.65%          -0.26%           5.26%           -1.27%
(thru 9/30)

                                             COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)

                                                       Index Total Returns(4)

                      Dow
                     Jones                                                                                    Cumulative
                      U.S.                                                                      MSCI All      Interna-
                     Select                               Russell                   Hang        Country       tional
                    Dividend     S&P 500     S&P 1000     3000(R)                   Seng         World        Index
Year    DJIA(R)    Index(sm)      Index       Index       Index       FT Index      Index        Index        Returns(3)
----    --------   ---------     -------     --------     -------     --------      -----       --------      ----------
1972    18.48%                    19.00%
1973   -13.28%                   -14.69%
1974   -23.58%                   -26.47%
1975    44.75%                    37.23%
1976    22.82%                    23.93%
1977   -12.84%                    -7.16%
1978     2.79%                     6.57%
1979    10.55%                    18.61%
1980    22.17%                    32.50%
1981    -3.57%                    -4.92%
1982    27.11%                    21.55%
1983    25.97%                    22.56%
1984     1.31%                     6.27%
1985    33.55%                    31.72%
1986    27.10%                    18.67%
1987     5.48%                     5.25%                                 38.32%      -10.02%                    11.26%
1988    16.14%                    16.56%                                  7.03%       16.05%                    13.07%
1989    32.19%                    31.62%                                 24.53%        5.52%                    20.75%
1990    -0.56%                    -3.19%                                 10.36%        6.74%                     5.51%
1991    24.19%                    30.33%                                 14.88%       42.46%                    27.17%
1992     7.41%       22.65%        7.61%                                 -2.18%       28.89%                    11.37%
1993    16.93%       14.59%       10.04%                                 20.25%      123.33%                    53.50%
1994     5.01%       -0.19%        1.30%                                  1.19%      -30.00%                    -7.93%
1995    36.87%       42.80%       37.50%       30.69%       36.57%       17.83%       27.30%                    27.33%
1996    28.89%       25.08%       22.89%       19.85%       21.63%       20.55%       37.50%                    28.98%
1997    24.94%       37.83%       33.31%       30.26%       31.67%       16.44%      -17.66%                     7.91%
1998    18.15%        4.33%       28.55%       13.20%       24.11%       12.20%       -2.72%       21.97%        9.21%
1999    27.21%       -4.08%       21.03%       14.11%       20.96%       17.44%       73.42%       26.82%       39.36%
2000    -4.71%       24.86%       -9.10%       15.86%       -7.30%      -18.58%       -9.36%      -13.94%      -10.88%
2001    -5.43%       13.09%      -11.88%        1.45%      -11.43%      -23.67%      -22.39%      -15.91%      -17.16%
2002   -14.97%       -3.94%      -22.09%      -14.54%      -21.53%      -29.52%      -15.60%      -18.98%      -20.03%
2003    28.23%       30.16%       28.65%       36.61%       31.02%       26.27%       41.82%       34.63%       32.11%
2004     5.30%       18.14%       10.87%       18.39%       11.93%       20.80%       16.95%       15.75%       14.35%
2005     1.72%        3.79%        4.90%       10.93%        6.10%       12.45%        8.68%       11.37%        7.62%
2006    19.03%       19.54%       15.76%       11.89%       15.67%       40.25%       38.58%       21.53%       32.62%
2007     8.87%       -5.16%        5.56%        5.18%        5.16%        0.10%       42.83%       12.18%       17.27%
2008   -31.92%      -30.97%      -36.99%      -34.67%      -37.32%      -54.74%      -46.03%      -41.85%      -44.23%
2009    22.70%       11.13%       26.46%       33.48%       28.29%       33.98%       56.52%       35.41%       37.73%
2010    14.10%       18.32%       15.08%       26.55%       16.93%       13.44%        8.29%       13.21%       11.94%
2011     8.34%       12.42%        2.08%       -0.92%        1.00%      -13.70%      -17.27%       -6.86%       -7.55%
2012    10.23%       10.84%       15.98%       17.40%       16.41%       27.18%       27.66%       16.80%       21.69%
2013    29.63%       29.06%       32.36%       35.87%       33.55%       32.71%        6.55%       23.44%       22.96%
2014    10.02%       15.36%       13.66%        8.54%       12.53%       -5.04%        5.28%        4.71%        3.42%
2015     0.23%       -1.64%        1.38%       -2.11%        0.48%        1.36%       -3.82%       -1.84%       -0.74%
2016     7.19%       17.13%        7.82%       12.85%        8.16%        7.90%       10.02%        7.09%        8.37%
(thru 9/30)
______________________

See "Notes to Comparison of Hypothetical Total Return" on page 68.

Page 67


             NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992, hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested in the same manner as the corresponding Trust (monthly or semi-annually) for the hypothetical Strategy returns and monthly in the case of Index returns (except for the S&P 1000 Index, which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992, hypothetical Total Return on the Hang Seng Index does not include any dividends paid. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year hypothetical returns contained in the tables, over the full years as listed above, with the exception of The Dow(R) Target Dividend Strategy and the Target Dividend Multi-Strategy, each hypothetical Strategy would have hypothetically achieved a greater average annual total return than that of its corresponding index:

                                           Hypothetical
                                             Average
                                               Annual
Strategy                                   Total Return      Corresponding Index                              Index Returns
________                                   ____________      ___________________                              _____________
The Dow(R) Target 5 Strategy                12.66%           DJIA(R) (from 12/31/71 through 12/31/15)          10.68%
The Dow(R) Target Dividend Strategy         11.26%           Dow Jones U.S. Select Dividend Index(sm)          11.64%
                                                             S&P 500 Index (from 12/31/91 through 12/31/15)     9.02%
Global Target 15 Strategy                   10.75%           Cumulative International Index                     9.98%
S&P Target 24 Strategy                      10.92%           S&P 500 Index (from 12/31/85 through 12/31/15)    10.35%
S&P Target SMid 60 Strategy                 12.49%           S&P 1000 Index                                    11.78%
Target Diversified Dividend Strategy        11.63%           Russell 3000(R) Index                              9.47%
Target Dividend Multi-Strategy               9.14%           S&P 500 Index (from 12/31/94 through 12/31/15      9.42%
Target Double Play Strategy                 13.24%           S&P 500 Index (from 12/31/91 through 12/31/15)     9.02%
Target Focus Four Strategy                  11.87%           S&P 500 Index (from 12/31/95 through 12/31/15      8.18%
Target Global Dividend Leaders Strategy     10.83%           MSCI All Country World Index                       5.54%
Target Growth Strategy                      11.35%           S&P 500 Index (from 12/31/94 through 12/31/15)     9.42%
Target Triad Strategy                       10.63%           S&P 500 Index (from 12/31/95 through 12/31/15)     8.18%
Target VIP Strategy                         11.36%           S&P 500 Index (from 12/31/89 through 12/31/15)     9.27%
Value Line(R) Target 25 Strategy            15.95%           S&P 500 Index (from 12/31/84 through 12/31/15)    10.98%

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) The combination of the DJIA(R), the FT Index and the Hang Seng Index
(the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(R). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(R), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

(4) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: Bloomberg L.P., Compustat and FactSet.

              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

Page 68


                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of certain of the Trusts under licensing agreements which provide for full payment of the licensing fees not later than the conclusion of the organization expense period, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's

Page 69


assets on approximately the twentieth day of each month from January 20, 2017 through March 20, 2017. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.95% per Unit and the maximum dealer concession is 2.25% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
________________             ___________      __________
$50 but less than $100       2.70%              2.00%
$100 but less than $250      2.45%              1.75%
$250 but less than $500      2.20%              1.50%
$500 but less than $1,000    1.95%              1.25%
$1,000 or more               1.40%              0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases not eligible for the Rollover, redemption or termination proceeds discount set forth below made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your Rollover proceeds from a previous series of a Trust, or redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the Rollover, redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the Rollover, termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described in this section on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have

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distributions reinvested into additional Units of a Trust. Certain Fee
Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined
(a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or
(c) any combination of the above. If such prices are in a currency other

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than U.S. dollars, the value of such Security shall be converted to U.S.
dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.30% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
____________________________________________________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or
(3) information from publications such as Money, The New York Times,
U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per

Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trusts.
---------------

The following discussion pertains to The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, S&P Target 24 Portfolio and Value Line(R) Target 25 Portfolio, which are considered grantor trusts under federal tax laws.

Assets of the Trusts.

Each Trust may hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and/or (ii) equity interests (the "REIT Shares") in REITs that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Trust Status.

The Trusts are considered grantor trusts under federal tax laws. In grantor trusts, investors are deemed for federal tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by a Trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by Unit holders is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust ("WHFIT"), and falls under what is commonly referred to as the WHFIT regulations.

If a Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. As a result, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from a Trust, or do not receive the corresponding distribution from the Trust until a later year. This is also true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Under the "Health Care and Education Reconciliation Act of 2010," income from a Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Income from the Trusts.

Under the applicable federal income tax reporting rules relating to grantor trusts such as the Trusts, the Trustee reports the income of the Trusts to brokers and dealers (or if the Units are held directly by the investor, the investor) using factors that enable the broker or dealers to determine taxability. A Form 1099 is then generally issued reflecting the income as determined using the factors.

Because the time income is recognized by a Trust may differ from the time a distribution is made to you, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year.

Dividends from Stocks.

Ordinary income dividends received by an individual Unit holder from a grantor trust are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends from REIT Shares.

If a Trust holds REIT Shares, then some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Ordinary income dividends would generally be subject to ordinary income tax rates. Certain dividends may be taxed at capital gains rates. A Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information, or factors, provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital). Trusts that are grantor trusts provide basis information in the form of factors provided under the WHFIT regulations. Cost basis reporting will treat each security included in the portfolio of a Trust as a separate item.

If you reinvest the proceeds of a disposition of your Units or a disposition of assets by a Trust, all or a portion of any loss you may recognize on the disposition may be disallowed if your reinvestment is in stocks held directly or indirectly through the Trust.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units in a Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to REIT Shares which may be included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding

Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. YOU WILL NOT RECOGNIZE GAIN OR LOSS IF YOU ONLY RECEIVE WHOLE TRUST ASSETS IN EXCHANGE FOR THE IDENTICAL AMOUNT OF YOUR PRO RATA PORTION OF THE SAME TRUST ASSETS HELD BY YOUR TRUST. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Foreign, State and Local Taxes.

Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments), or possibly if a Trust owns 10% or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If a Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate.
Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to a Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

Foreign Investors.

Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Regulated Investment Company Trusts.
------------------------------------

The following discussion pertains to the S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio and Target VIP Portfolio, each of which intends to qualify as a "regulated investment company," commonly called a "RIC," under federal tax laws.

Trust Status.

Each Trust intends to qualify as a "RIC" under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust shares and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from a Trust is based on the distributions paid by the Trust.

Income From the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary dividends, capital gains dividends, and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from a Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from a Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from a Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from your Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock
Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from a Trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

The information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units of a Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from a Trust and sell your Units at a loss after holding them for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

The Trusts will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 10 business days before a Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE UNITS AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Investments in Certain Foreign Corporations.

If a Trust holds an equity interest in any PFICs, which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if a Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trusts will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trusts (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trusts (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trusts (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trusts will be characterized as dividends for federal income tax purposes (other than dividends which a Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from a Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that a Trust makes certain elections and certain other conditions are met. Distributions from a Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes, when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018.

Foreign Tax Credit.

If at least 50% of the value of the total assets of a Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of a Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio or the Target VIP Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. U.S. resident Unit holders who hold their Units as an investment and are not resident in the United Kingdom for the relevant tax year will not generally be liable for U.K. tax on income in respect of dividends received from a U.K. company.

Taxation of Capital Gains. U.S. investors who are not resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio or the Target VIP Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the United Kingdom through a permanent establishment (or in certain other limited cases a branch or agency), or in the case of individual holders, such persons carry on a trade, profession or vocation in the United Kingdom through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident in the United Kingdom and become resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units form part of the business property of a U.K. permanent establishment of an enterprise or pertain to a U.K. fixed base used for the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax if at the time of settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom.

Where the Units are subject to both U.K. inheritance tax and U.S.
federal gift or estate tax, one of the taxes could generally be credited against the other.

Stamp Tax. A purchase of Securities issued by a U.K. incorporated company (such as some of the Securities listed in the FT Index) will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") needing to be paid by the purchaser. The Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio and the Target VIP Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio or the Target VIP Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio or the Target Dividend Multi-Strategy Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio or the Target Dividend Multi-Strategy Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio or the Target Dividend Multi-Strategy Portfolio do not give rise to Hong Kong estate duty liability.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

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Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. Distributions from Trusts that intend to qualify as RICs and that make monthly distributions will consist of the balance of the Income Account each month after deducting for expenses. Distributions from the Capital Account will only be made if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. Distributions from the Capital Account will be made after amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses are deducted. In addition, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For all Trusts, upon termination of a Trust for remaining Unit holders, amounts in the Income and Capital Accounts will be distributed to Unit holders. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities.

If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that

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distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio or Value Line(R) Target 25 Portfolio; or 5,000 Units of the Target Dividend Multi-Strategy Portfolio, Target Focus Four Portfolio, Target Triad Portfolio or Target VIP Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 30 business days (10 business days in the case of the S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio) prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration

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charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible
Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities from the S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Account Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New

Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or
(ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust structured as a grantor trust may not, and a Trust structured as a "regulated investment company" generally will not, acquire any securities or other property other than the Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as "regulated investment companies," the Trustee, on behalf of such Trusts and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

     Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $320 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2015, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $68,871,801.

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts identified as Grantor Trusts. Linklaters LLP acts as special United Kingdom tax counsel for the Global Target 15 Portfolio.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

Nasdaq, Inc.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. (including its affiliates) ("Nasdaq," with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The

Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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                                 First Trust(R)

                     Dow(R) Target 5 4Q '16 - Term 1/9/18
                    Dow(R) Target Dvd. 4Q '16 - Term 1/9/18
                     Global Target 15 4Q '16 - Term 1/9/18
                       S&P Target 24 4Q '16 - Term 1/9/18
                    S&P Target SMid 60 4Q '16 - Term 1/9/18
                    Target Divsd. Dvd. 4Q '16 - Term 1/9/18
                 Target Dvd. Multi-Strat. 4Q '16 - Term 1/9/18
                     Target Dbl. Play 4Q '16 - Term 1/9/18
                      Target Focus 4 4Q '16 - Term 1/9/18
                Target Global Dvd. Leaders 4Q '16 - Term 1/9/18
                       Target Growth 4Q '16 - Term 1/9/18
                       Target Triad 4Q '16 - Term 1/9/18
                        Target VIP 4Q '16 - Term 1/9/18
                 Value Line(R) Target 25 4Q '16 - Term 1/9/18
                                    FT 6350

                                    Sponsor:

                          First Trust Portfolios L.P.
                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                               101 Barclay Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
    Please refer to the "Summary of Essential Information" for each Trust's
                                 Product Code.

                            ________________________

    When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
      MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN
              BE SOLD IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________

      This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C.
                                   under the:

               - Securities Act of 1933 (file no. 333-212970) and

             - Investment Company Act of 1940 (file no. 811-05903)

     Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference
            Room may be obtained by calling the SEC at 202-942-8090.

     Information about the Trusts is available on the EDGAR Database on the
                             SEC's Internet site at
                              http://www.sec.gov.

                     To obtain copies at prescribed rates -

           Write: Public Reference Section of the SEC, 100 F Street,
                          N.E., Washington, D.C. 20549
                       e-mail address: publicinfo@sec.gov


                                October 7, 2016


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 92

                              First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 6350 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated October 7, 2016. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                       1
Nasdaq, Inc.                                                    2
Value Line Publishing, Inc.                                     2
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   3
   Dividends                                                    4
   REITs                                                        4
   Hong Kong and China                                          5
   United Kingdom                                               6
   Foreign Issuers                                              7
   Emerging Markets                                             8
   Exchange Rates                                               9
   Small and/or Mid Capitalization Companies                   12
Litigation
   Tobacco Industry                                            12
Concentrations
   Concentration Risk                                          13
   Consumer Products                                           13
   Energy                                                      13
   Financials                                                  14
   Health Care                                                 19
   Utilities                                                   19
Securities
   The Dow(R) DART 5 Strategy Stocks                           20
   The Dow(R) Target 5 Strategy Stocks                         20
   The Dow(R) Target Dividend Strategy Stocks                  21
   European Target 20 Strategy Stocks                          22
   Global Target 15 Strategy Stocks                            23
   Nasdaq(R) Target 15 Strategy Stocks                         24
   NYSE(R) International Target 25 Strategy Stocks             25
   S&P Target 24 Strategy Stocks                               27
   S&P Target SMid 60 Strategy Stocks                          28
   Target Diversified Dividend Strategy Stocks                 32
   Target Global Dividend Leaders Strategy Stocks              34
   Target Growth Strategy Stocks                               38
   Target Small-Cap Strategy Stocks                            39
   Value Line(R) Target 25 Strategy Stocks                     42

Dow Jones & Company, Inc.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index (collectively, the "Licensed Indexes") are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio (collectively, the "Trusts") are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the Licensed Indexes to track general market performance. S&P Dow Jones Indices' only relationship to First Trust Advisors L.P. with respect to the Licensed Indexes is the licensing of such indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Licensed Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to First Trust Advisors L.P. or the Trusts. S&P Dow Jones Indices have no obligation to take the needs of First Trust Advisors L.P. or the owners of the Trusts into consideration in determining, composing or calculating the Licensed Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Trusts. There is no assurance that investment products based on the Licensed Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates, a shareholder of S&P Dow Jones Indices LLC, may independently issue and/or sponsor financial products unrelated to Trusts, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and the S&P 500 Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE LICENSED INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY FIRST TRUST ADVISORS L.P., OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE LICENSED INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND FIRST TRUST ADVISORS L.P., OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Nasdaq, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of Nasdaq, Inc. (which with its affiliates is the "Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing LLC

Value Line Publishing LLC's ("VLP") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLP's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain

VLP trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLP without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLP has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLP is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLP MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY PERSON'S INVESTMENT PORTFOLIO, OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLP MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLP DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLP ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM OR THE PRODUCT. VLP HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLP BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE(R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the NYSE(R) International Target 25 Strategy; recommend that any person invest in the NYSE(R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE(R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE(R) International Target 25 Strategy; consider the needs of the NYSE(R) International Target 25 Strategy or the owners of the NYSE(R) International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE(R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE(R) International Target 25 Strategy, the owners of the NYSE(R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE(R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.


REITs. An investment in Units of the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.


REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

Hong Kong and China. Hong Kong's free market economy is highly dependent on international trade and finance. The value of the goods and services trade, which includes a large share of re-exports, is about four times GDP. Hard alcohol, tobacco, hydrocarbon oil, and methyl alcohol are the only four commodities which are subject to excise duties by Hong Kong. Hong Kong does not have any quotas or dumping laws. Due to Hong Kong's open economy, Hong Kong was exposed to the global economic slowdown that began in 2008. Hong Kong has increasingly sought integration with China through trade, tourism, and financial links. Although this integration helped Hong Kong to recover more quickly than anticipated initially, Hong Kong again faces a possible slowdown as exports to Europe and the United States have decreased.

Hong Kong's government promotes the Special Administrative Region (SAR) as be the site for Chinese renminbi (RMB) internationalization. Residents of Hong Kong are now permitted to establish RMB-denominated savings accounts. Further, RMB-denominated corporate and Chinese government bonds have been issued in Hong Kong and RMB trade settlement is now allowed in Hong Kong. In 2010, due to the growth of earnings from exports to China, Hong Kong far exceeded the RMB conversion quota set by Beijing for trade settlements. Deposits of RMB grew to roughly 9.1% of Hong Kong's total system deposits by the end of 2012, which was an increase of 59% from 2011. Hong Kong's government is pursuing efforts to introduce additional use of RMB in its financial markets and is seeking to expand the Beijing set RMB quota.

China has long been Hong Kong's largest trading partner and China accounts for roughly half of Hong Kong's exports by value. Natural resources are limited in Hong Kong, which creates the need for food and raw material imports. China has eased travel restrictions to Hong Kong and as a result the number of tourists from China to travel to Hong Kong has greatly increased from 4.5 million in 2001 to 34.9 million in 2012. In 2012, tourists from China outnumbered visitors from all other countries combined. Hong Kong has also established the Hong Kong Stock Exchange as the premier stock market for Chinese firms who seek to list abroad. In 2012, companies from mainland China constituted close to 46.6% of the firms listed on the Hong Kong Stock Exchange. These companies also accounted for about 57.4% of the Exchange's market capitalization. In the past decade, the service industry in Hong Kong has grown rapidly as Hong Kong's manufacturing industry moved to mainland China. Economic growth slowed to 5% in 2011, and further to less than 2% in 2012. Inflation rose to 4.1% in 2012 as a result of credit expansion and tight housing supply conditions. Lower and middle income segments of the population are increasingly unable to afford adequate housing. Hong Kong's currency is linked closely to the United States dollar, maintaining an arrangement established in 1983.

Since 1978, China has gradually transformed from a closed, centrally planned system to a system that is more market-oriented and that plays a major global role. In 2010, China became the largest exporter in the world. The reforms in China began with the phase-out of collectivized agriculture, and has expanded to include the gradual liberalization of prices, fiscal decentralization, increased autonomy for state enterprises, creation of a modern banking system, development of stock markets, growth of the private sector, and opening to foreign trade and investment. In recent years, China has again supported state-owned enterprises in sectors China considers important to "economic security." This renewed support includes a focus on fostering globally competitive industries. GDP has increased more than tenfold due to the efficiency gains that resulted from the restructuring of the economy that began in 1978. In 2014, China passed the United States as the largest economy in the world, based on purchasing price parity, for the first time in modern history.

After linking its currency closely to the U.S. dollar for years, China converted to an exchange rate system that references a basket of currencies in July 2005. From the middle of 2005 to late 2008, the RMB appreciated more than 20% against the United States dollar. However, from the start of the global financial crisis until June 2010, the exchange rate remained pegged to the United States dollar. After June 2010, Beijing allowed the resumption of gradual appreciation and in 2014, the People's Bank of China doubled the daily trading band within which the RMB is allowed to fluctuate. In August 2015, China allowed a 3% devaluation in the RMB against the U.S. dollar.

In addition to having a per capita income below the world average, the Chinese government faces a number of economic challenges. To overcome these economic challenges, China must reduce the high domestic savings rate and increase the correspondingly low domestic demand, provide higher-wage job opportunities for the striving middle class and increasing number of college graduates, reduce corruption and other economic crimes, and contain environmental damage and social strife resulting from the economy's rapid transformation. Coastal provinces in China have experienced greater economic development than the interior provinces. By 2014, more than 274 million migrant workers in search of work and their dependents had relocated to urban areas. The population control policy in China has caused China to now be one of the most rapidly aging countries in the world. Another long-term problem is the deterioration in the environment, which includes air pollution, soil erosion, and the steady fall of the water table, especially in the north. Further, economic development and erosion continue to destroy arable land in China. The Chinese government is seeking to add energy production capacity by focusing on sources such as nuclear and alternative energy development, rather than coal and oil.

Policy makers are currently challenged by debt still remaining from the stimulus program, industrial overcapacity, inefficient allocation of capital by state-owned banks and the slow recovery of the country's trading partners. The challenges are converging to slow growth in China. China has made little progress towards the goals set forth of the 12th Five-Year Plan and reiterated at the Communist Party's "Third Plenum" meeting in November 2013. The plan was adopted in March 2011 and emphasizes continued economic reforms and the need to increase domestic consumption in order to decrease dependence on fixed investments, exports and heavy industry in the future.

President XI Jingping's new government has shown a greater willingness to promote reforms focused on China's long-term economic health, including allowing the market to have a more decisive role in allocating resources. China agreed to limit carbon dioxide emissions by 2030. In addition, China implemented economic reforms in 2014 which included passing legislation to allow local governments to issue bonds, opening several state-owned enterprises to encourage private investment, loosening the one-child policy, passing harsher pollution fines and reducing bureaucratic obstacles to action.

United Kingdom. The United Kingdom is a leading global trading power and financial center. The United Kingdom is the third largest economy in Europe after Germany and France. In the United Kingdom, agriculture is intensive, highly mechanized, and efficient as compared to European standards. Agriculture produces about 60% of United Kingdom food needs while making use of less than 2% of the labor force. The United Kingdom became a net importer of energy in 2005. Although the United Kingdom has large coal, natural gas, and oil resources, its oil and natural gas reserves are declining. Key drivers of British GDP growth are services, particularly banking, insurance, and business services. However, manufacturing continues to decline in importance, but still accounts for about 10% of economic output.

In 2008, due to the importance of its financial sector, the global financial crisis hit the economy in the United Kingdom particularly hard. Sharp declines in home prices, high consumer debt, and the global economic slowdown compounded Britain's economic problems. The economy was pushed into recession in the second half of 2008 and prompted the then Prime Minister Gordon Brown-led (Labour) government to implement a number of measures. Aimed to stimulate the economy and stabilize the financial markets, these measures included nationalizing parts of the banking system, temporarily cutting taxes, suspending public sector borrowing rules, and moving forward public spending on capital projects. In the face of growing public deficits and debt levels, the Prime Minister David Cameron-led coalition government (between Conservatives and Liberal Democrats) initiated an austerity program in 2010, which also continued under the new Conservative majority government. Despite this program, the deficit still remains one of the highest in the G7, at 5.1% of GDP in 2015. The government intends to eliminate the deficit by 2020, through the use of additional cuts to public spending and welfare benefits, and has also pledged to lower the corporation tax from 20% to 18% by 2020.

In 2012, the economy struggled with weak consumer spending and subdued business investment. However, in 2013, GDP grew 1.7% and in 2014, GDP grew 2.6%, a higher rate than expected, due to greater consumer spending and a recovering housing market. Staring in late 2015, the Bank of England began to weigh increases to historically low interest rates against the potential to damage economic growth. The United Kingdom is one of the fastest growing economies in the G7; however economists are concerned about the potential negative impact of the United Kingdom vote to leave the European Union. The United Kingdom and other European Union members have extensive trade relationships and economic observers have warned that an exit could endanger the United Kingdom's position as the central location for European financial services

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. The following section applies to individual Trusts which contain securities issued by, or invest in securities issued by, companies headquartered or incorporated in countries considered to be emerging markets. An investment in Units of these Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. The Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio and the Target VIP Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar, the euro, the Japanese Yen, the Singapore dollar and the Australian dollar:

                         Foreign Exchange Rates
              Range of Fluctuations in Foreign Currencies

               United Kingdom
Annual        Pound Sterling/        Hong Kong/          Euro/          Japanese Yen/         Singapore/        Australia/
Period          U.S. Dollar          U.S. Dollar      U.S. Dollar        U.S. Dollar          U.S. Dollar       U.S. Dollar
___________________________________________________________________________________________________________________________
1983          0.616-0.707            6.480-8.700
1984          0.670-0.864            7.774-8.869
1985          0.672-0.951            7.729-7.826
1986          0.643-0.726            7.768-7.819
1987          0.530-0.680            7.751-7.822
1988          0.525-0.601            7.764-7.825
1989          0.548-0.661            7.775-7.817
1990          0.504-0.627            7.740-7.817
1991          0.499-0.624            7.716-7.803
1992          0.498-0.667            7.697-7.781
1993          0.630-0.705            7.722-7.766
1994          0.610-0.684            7.723-7.748
1995          0.610-0.653            7.726-7.763                         80.630-104.550       1.389-1.466       1.289-1.411
1996          0.583-0.670            7.726-7.742                        103.450-116.210       1.394-1.426       1.225-1.363
1997          0.584-0.633            7.725-7.750                        111.260-130.880       1.399-1.699       1.253-1.538
1998          0.584-0.620            7.735-7.750                        113.600-147.260       1.584-1.792       1.456-1.799
1999          0.597-0.646            7.746-7.775      0.845-0.999       101.640-124.330       1.654-1.736       1.488-1.639
2000          0.605-0.715            7.774-7.800      0.967-1.209       101.450-114.410       1.656-1.759       1.497-1.963
2001          0.665-0.728            7.797-7.800      1.045-1.196       113.580-131.790       1.727-1.856       1.749-2.088
2002          0.621-0.710            7.798-7.800      0.953-1.164       115.810-134.710       1.733-1.852       1.738-1.973
2003          0.560-0.643            7.706-7.800      0.794-0.965       106.980-121.690       1.700-1.784       1.330-1.779
2004          0.514-0.570            7.763-7.800      0.733-0.846       102.080-114.520       1.631-1.728       1.252-1.465
2005          0.518-0.583            7.752-7.800      0.743-0.857       102.050-121.040       1.619-1.706       1.252-1.381
2006          0.505-0.581            7.751-7.793      0.749-0.846       109.790-119.790       1.534-1.661       1.264-1.418
2007          0.474-0.521            7.750-7.830      0.672-0.776       107.410-123.890       1.439-1.545       1.071-1.298
2008          0.492-0.695            7.750-7.815      0.625-0.803        87.240-111.650       1.348-1.530       1.021-1.663
2009          0.598-0.727            7.750-7.760      0.661-0.798        86.410-100.990       1.380-1.555       1.067-1.587
2010          0.611-0.698            7.751-7.805      0.689-0.839       80.400-  94.610       1.282-1.424       0.977-1.234
2011          0.599-0.652            7.763-7.809      0.674-0.775       75.820-  85.490       1.201-1.320       0.907-1.050
2012          0.614-0.653            7.750-7.770      0.743-0.829       76.200-  86.750       1.216-1.297       0.925-1.031
2013          0.604-0.673            7.751-7.765      0.725-0.782        86.700-105.310       1.221-1.284       0.944-1.129
2014          0.583-0.644            7.769-7.750      0.718-0.827       100.980-121.460       1.237-1.326       1.053-1.234
2015          0.630-0.683            7.750-7.771      0.826-0.953       116.170-125.630       1.317-1.433       1.216-1.448

Source: Bloomberg L.P.

                                                 End of Month Exchange Rates
                                                   for Foreign Currencies
                   United Kingdom                                           Japanese
                   Pound Sterling/      Hong Kong/          Euro/             Yen/           Singapore/        Australia/
Monthly Period       U.S. Dollar       U.S.Dollar        U.S. Dollar       U.S. Dollar       U.S. Dollar       U.S. Dollar
__________________________________________________________________________________________________________________________

2013:
 January           .631                7.755             .736               91.710           1.238             0.959
 February          .660                7.755             .766               92.560           1.239             0.979
 March             .658                7.764             .780               94.220           1.240             0.960
 April             .644                7.760             .759               97.450           1.232             0.964
 May               .658                7.763             .769              100.450           1.264             1.045
 June              .657                7.757             .769               99.140           1.268             1.094
 July              .658                7.756             .752               97.880           1.271             1.113
 August            .645                7.755             .756               98.170           1.275             1.123
 September         .618                7.756             .739               98.270           1.256             1.073
 October           .623                7.753             .736               98.360           1.242             1.058
 November          .611                7.753             .736              102.440           1.256             1.098
 December          .604                7.754             .728              105.310           1.263             1.121
2014:
 January           .608                7.765             .742              102.040           1.277             1.142
 February          .597                7.760             .725              101.800           1.268             1.121
 March             .600                7.757             .726              103.230           1.258             1.079
 April             .593                7.753             .721              102.240           1.254             1.077
 May               .597                7.753             .733              101.770           1.254             1.074
 June              .585                7.750             .730              101.330           1.247             1.060
 July              .592                7.750             .747              102.800           1.248             1.076
 August            .602                7.750             .761              104.090           1.249             1.071
 September         .617                7.765             .792              109.650           1.276             1.143
 October           .625                7.755             .798              112.320           1.286             1.137
 November          .639                7.754             .803              118.630           1.304             1.176
 December          .642                7.755             .827              119.780           1.325             1.223
2015:
 January           .664                7.752             .886              117.490           1.354             1.288
 February          .648                7.756             .893              119.630           1.363             1.281
 March             .675                7.752             .932              120.130           1.372             1.315
 April             .651                7.751             .891              119.380           1.324             1.265
 May               .654                7.753             .910              124.150           1.348             1.308
 June              .636                7.752             .897              122.500           1.347             1.298
 July              .640                7.753             .910              123.890           1.372             1.368
 August            .652                7.750             .892              121.230           1.412             1.406
 September         .661                7.750             .895              119.880           1.422             1.425
 October           .648                7.751             .909              120.620           1.401             1.401
 November          .664                7.753             .947              123.110           1.411             1.384
 December          .679                7.751             .921              120.220           1.419             1.372
2016:
 January           .702                7.786             .923              121.140           1.424             1.412
 February          .719                7.776             .920              112.690           1.407             1.400
 March             .696                7.757             .879              112.570           1.348             1.306
 April             .684                7.757             .873              106.500           1.344             1.315
 May               .690                7.771             .898              110.730           1.378             1.382
 June              .751                7.759             .900              103.200           1.347             1.342
 July              .756                7.758             .895              102.060           1.340             1.316
 August            .761                7.757             .896              103.430           1.362             1.330
 September         .771                7.756             .890              101.350           1.363             1.305

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Tobacco Industry. Certain of the issuers of Securities held by the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5,

2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors. If your Trust is concentrated in one or more sectors, you should understand the risks of an investment in such sectors.


The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial and utility companies. The Global Target 15 Portfolio is concentrated in stocks of consumer product and financial companies. The S&P Target 24 Portfolio and the Target Growth Portfolio are concentrated in stocks of consumer product companies. The S&P Target SMid 60 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Double Play Portfolio and the Target Focus Four Portfolio are concentrated in stocks of financial companies. The Value Line(R) Target 25 Portfolio is concentrated in stocks of energy and health care companies.


Consumer Products. Risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.


Energy. The business activities of energy companies may include: production, generation, transmission, marketing, control, or measurement of coal, gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Trust.

Demand for energy is closely related to general economic growth. Recessions and periods of low or negative economic growth typically have a direct unfavorable impact on companies that produce energy. Apart from economic growth, factors that impact the demand for energy include civil unrest, high fluctuations in population, improvements in energy efficiency through technological advances, seasonal weather changes, which impact the demand for energy for heating and cooling, the increased viability of alternative energy, and changing consumer preferences or technologies that provide additional fuel choices, such as alternative fueled vehicles.

Energy supply levels may also be reduced by factors such as decisions by OPEC members to adhere to production quotas, natural disasters, or the unexpected unavailability of distribution outlets. Increases in the supply of energy may be due to new technologies that enhance recovery of oil and gas from existing sources and the development of new sources of energy. Factors that increase supply have the tendency to reduce the price of energy when such increases are not offset by growth in demand. Such a decrease in prices may be possible as energy production has increased as a result of a surge in U.S. shale-gas and oil, as well as the discoveries of Brazilian offshore oil, however it may take several years to determine the impact new sources will have on energy prices. These potential increases in production combined with the pace and timing of the world's economic recovery, creates considerable uncertainty associated with energy outlook. The Sponsor believes certain factors may increase the profitability of oil and petroleum operations such as improvements in refinery operating margins caused by increases in average domestic refinery utilization rates, for example. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others.

Increasing sensitivity to environmental concerns will also pose serious long term challenges to the energy sector. Refiners are likely to be required to make heavy capital investments and major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act or to comply with increased regulation in response to the Gulf of Mexico oil spill. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the sector entirely or access may be limited to new exploration opportunities. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in the United States and/or abroad could negatively affect the price of oil and the profitability of oil companies. In addition, falling oil and gas prices may negatively impact the profitability and business prospects of certain energy companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products sector include the concomitant volatility of crude oil prices, increasing public and govern mental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy products sector. While legislation has been enacted to deregulate certain aspects of the energy sector, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector stocks in the Trust.


Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. During the financial crisis that began in 2007, economic conditions in the real estate markets deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans deteriorated as well. While an improving economy and low interest rates have increased the demand for real estate, banks and thrifts still face difficulties. A recent example is the Ability to Repay Rule, which became effective on January 10, 2014. This rule requires that a potential borrower's financial information be supplied and verified by lenders. This information must be used in determining a borrower's ability to pay back a loan. These additional steps present a number of compliance challenges for lenders and could influence the types of mortgage products that lenders offer in the future.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, SEC, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"). Dodd-Frank calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries.

Dodd-Frank established the Financial Services Oversight Council ("FSOC"). The FSOC is chaired by the Secretary of the Treasury and brings together federal financial regulators, state regulators and an independent insurance expert appointed by the President. The FSOC provides, for the first time, comprehensive monitoring of the stability of the U.S. financial system. The role of the FSOC is to identify risks to the financial stability of the United States, to promote market discipline and to respond to emerging risks to the stability of the U.S. financial system. In doing so, the FSOC has new authorities to constrain excessive risk in the financial system. For example, the FSOC has the authority to designate a non-bank financial firm for tough new supervision aimed at minimizing the risk of such firm from threatening the stability of the U.S financial system. Such financial firms would be subject to increased scrutiny concerning their capital, liquidity and risk management standards.

Dodd-Frank also transferred federal supervisory and rulemaking authority over savings and loan holding companies and savings associations from the Office of Thrift Supervision to the FRB, the office of the Controller of the Currency and the FDIC. While Dodd-Frank preserved many of the previous regulations for such savings and loan holding companies and savings associations, these entities are now subject to new regulators and new regulations. It is unclear what impact the federal banking agencies that now regulate such entities will have on savings and loan holding companies and savings associations.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The SEC and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. FASB Accounting Standards Codification 820, "Fair Value Measurement" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor and this increase was made permanent by Dodd-Frank. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusion of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, Dodd-Frank gave Orderly Liquidation Authority to the FDIC in order to avoid the disorderly resolution of failing banks and financial institutions when the overall stability of the financial system would be at risk. Under this authority, the FDIC may be appointed by the Secretary of the Treasury as a receiver for a financial company whose failure would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. The extent to which the FDIC will use the Orderly Liquidation Authority and what effect it will have on companies in the financial sector cannot be predicted. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations;
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) the establishment of the Federal Insurance Office, which has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.


Health Care. Health care companies include those involved in health care/managed care, hospital management/health services, the creation and development of drugs and biotechnology, and the development of advanced medical devices, instruments and other supplies, all of which have unique potential risks. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have operating losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services.

 As the number of older people in the United States increases, the health care system is increasingly burdened by the costs related to chronic illnesses, injuries, disabilities, nursing home care and home health care. These costs may be exaggerated for health care facility operators who may already be burdened by events and conditions including fluctuating demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party programs. The challenges presented by an increase in the elderly population may require an increase in spending to improve and expand the health care infrastructure as well as overall reform to the entire health care system.

Legislative proposals concerning health care are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. The long-term effects of any such proposals on the health care sector remain uncertain and cannot be predicted.

Utilities. General problems of the public utility sector include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Additionally, certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility sector may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.


Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                   The Dow(R) DART 5 Strategy Stocks


American Express Company, headquartered in New York, New York, provides credit and charge card services as well as travel-related services, including travelers' checks, to consumers worldwide.

General Electric Company, headquartered in Fairfield, Connecticut, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging.

The Goldman Sachs Group, Inc., headquartered in New York, New York, is a global investment banking and securities firm specializing in investment banking, trading and principal investments, and asset management and securities services. The company's clients include corporations, financial institutions, governments and high net-worth individuals.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants offer a limited menu of moderately-priced foods, including hamburgers, chicken, salads, breakfast foods and beverages.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, owns and operates retail department stores, supercenters, full-line supermarkets and warehouse clubs. The company operates internationally.


                  The Dow(R) Target 5 Strategy Stocks


Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small- to medium-size businesses worldwide.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.


               The Dow(R) Target Dividend Strategy Stocks


AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses. The company operates in the western United States and western Canada.

BB&T Corporation, headquartered in Winston-Salem, North Carolina, through its subsidiaries, conducts a general banking business for retail and commercial clients in the mid-Atlantic geographic area. The company also offers non banking services such as loans and lease financing, wholesale insurance brokerage services and investment advisory services.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

CME Group Inc., headquartered in Chicago, Illinois, offers market participants the opportunity to trade futures contracts and options on futures contracts, primarily in four product areas, including interest rates, stock indexes, foreign exchange and commodities.

F.N.B. Corporation, headquartered in Pittsburgh, Pennsylvania, is a financial holding company that provides a variety of financial services to individuals and small to medium-sized businesses. The company, through its subsidiaries, offers services in Pennsylvania, Kentucky, Maryland, Ohio, Tennessee and West Virginia.

Garmin Ltd., headquartered in Schaffhausen, Switzerland, designs, develops, manufactures and markets navigation, communications and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Great Plains Energy Incorporated, headquartered in Kansas City,
Missouri, provides electricity in the midwestern United States. The company develops competitive electricity generation for the wholesale market and is also an electric delivery company with regulated generation. In addition, the company invests in energy-related ventures nationwide.

Mercury General Corporation, headquartered in Los Angeles, California, is an insurance holding company. The company, through its subsidaries writes personal automobile, homeowners, commercial automobile, commercial property, mechanical breakdown and umbrella insurance.

New York Community Bancorp, Inc., headquartered in Westbury, New York, is a multi-bank holding company. Through its subsidiaries, the company offers a full range of banking services and originates multi-family mortgage, commercial real estate and construction loans.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company's business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and additional states.

Old Republic International Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

PacWest Bancorp, headquartered in Beverly Hills, California, operates as the holding company for Pacific Western Bank, which provides commercial, industrial and private banking services in California and vicinity.

People's United Financial, Inc., headquartered in Bridgeport,
Connecticut, is a bank holding company for People's United Bank, offering services to individual, corporate and municipal customers. The company has offices in Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to nearly all of Arizona. The company is engaged in the generation and distribution of electricity from coal, nuclear, oil, gas and solar resources.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides electricity service in the United Kingdom.

Trustmark Corporation, headquartered in Jackson, Mississippi, through its subsidiaries, provides banking and financial solutions to corporate institutions and individual customers in the states of Florida, Mississippi, Tennessee and Texas.

United Bankshares, Inc., headquartered in Charleston, West Virginia, through its subsidiaries, provides commercial and retail banking services in West Virginia, Maryland, Ohio, Pennsylvania, Virginia and Washington, D.C. The company also offers asset management, property title insurance, financial planning, investment banking and brokerage services.

Valley National Bancorp, headquartered in Wayne, New Jersey, operates as the holding company for Valley National Bank, which provides commercial and retail banking services in northern New Jersey and Manhattan.

Xcel Energy Inc., headquartered in Minneapolis, Minnesota, is engaged in the generation, transmission and distribution of electricity and natural gas. The company generates electricity using coal, nuclear, natural gas, hydro, solar, oil and refuse, biomass and wind energy sources.


                   European Target 20 Strategy Stocks


Allianz SE, headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance and asset management. The company also offers motor liability and damage insurance, corporate, investment, asset management and private banking products.

AXA S.A., headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

Credit Agricole S.A., headquartered in Paris, France, provides retail, corporate, and investment banking products worldwide. The company acts as the central bank of the Credit Agricole Group and coordinates its sales and marketing.

Electricite de France S.A., headquartered in Paris, France, is an integrated energy company that produces, transmits, distributes, imports and exports electricity for energy consumers in France and internationally.

Engie S.A., headquartered in Courbevoie, France, provides a full range of energy and associated services throughout the world. The company trades, transports and stores natural gas and also offers energy management services.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services worldwide.

ING Groep N.V., headquartered in Amsterdam, the Netherlands, is a financial institution servicing individuals, families, businesses, and governments worldwide. The company offers a comprehensive range of financial services, including banking, investment, life insurance and retirement services.

Intesa Sanpaolo SpA, headquartered in Turin, Italy, offers banking and financial services throughout Italy, with offices elsewhere in Europe, Asia and the United States. The company serves medium and large-sized corporations, financial institutions and mutual funds.

Nordea Bank AB, headquartered in Stockholm, Sweden, provides a range of banking services to individuals, corporate clients, institutions and the public sector. The company has operations in Sweden, the Scandinavian and Baltic Sea region and internationally.

Royal Dutch Shell Plc (Class B), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Skandinaviska Enskilda Banken AB (Class A), headquartered in Stockholm, Sweden, is a North European financial banking group. The company offers corporate, institutional and private banking services including savings accounts, investment banking, securities brokerage services, loans, pensions and insurance products.

Societe Generale S.A., headquartered in Paris, France, offers commercial, retail, investment, and private banking services. The company's services include consumer credit, vehicle lease financing, information technology equipment leasing, life and non-life insurance, custodian services, trade and project financing, currency exchange, treasury services and commodities futures brokerage services.

Swedbank AB (Class A), headquartered in Stockholm, Sweden, provides retail banking, asset management, and other financial products and services.

Swiss Re AG, headquartered in Zurich, Switzerland, is a wholesale provider of reinsurance, insurance and insurance-based financial market products. The company's products include life, health, automobile, liability, accident, engineering, marine and aviation insurance.

Telefonaktiebolaget LM Ericsson (Class B), headquartered in Stockholm, Sweden, is engaged in the development and manufacture of wired and mobile communications products for use in public and private networks. The company also installs communications systems, call center equipment, wireless microwave links and radar systems.

Telenor ASA, headquartered in Fornebu, Norway, is an international wireless carrier engaged in mobile and fixed-line communication activities. The company also has extensive broadband and TV distribution operations.

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Vivendi, headquartered in Paris, France, through its subsidiaries, provides content, media products and services worldwide. The company also publishes and distributes premium and thematic pay-TV channels, free-to-air channels, and produces cinema films and TV series.


                    Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
__________________________________________


Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small- to medium-size businesses worldwide.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


ITV Plc, headquartered in London, England, is a media company involved in news, broadcasting and production. The company owns all of the regional Channel 3 licenses in England and Wales. The company also owns ITV1, a commercial television channel, as well as ITV2, a partial interest in GMTV, and other interests.

Lloyds Banking Group Plc, headquartered in London, England, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries. The company and its subsidiaries offer retail banking, mortgages, pensions, asset management, insurance services, corporate banking and treasury services.

Man Group Plc, headquartered in London, England, operates a financial services company, specializing in fund management and brokerage services. The company's brokerage division caters to exchange-traded futures and options in addition to providing agency brokerage and advisory services.

Marks & Spencer Group Plc, headquartered in London, England, operates retail stores in the United Kingdom that sell consumer goods and food. The company also operates retail stores in Asia and the Middle East.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in several countries worldwide.


Hang Seng Index Companies
_________________________


Bank of China Ltd., headquartered in Beijing, China, provides a complete range of banking and other financial services to individual and corporate customers worldwide.

China Construction Bank Corporation (Class H), headquartered in Beijing, China, provides a complete range of banking services and other financial services to individual and corporate customers. The bank's services include retail banking, international settlement, project finance and credit card services.

Industrial and Commercial Bank of China Limited (Class H), headquartered in Beijing, China, provides a broad range of personal and corporate commercial banking services throughout China. The company's services include deposit, loan, credit card, fund underwriting and trust, and foreign currency settlement and trading.

Lenovo Group Limited, incorporated in Hong Kong and dually headquartered in Beijing, China, and Morrisville, North Carolina, through its subsidiaries, sells and manufactures Lenovo brand personal computers and handheld devices. The company also provides Internet services, information technology services and contracting manufacturing business.

Li & Fung Limited, incorporated in Bermuda and headquartered in Kowloon, Hong Kong, through its subsidiaries, operates an export trading business. The company exports garments, fashion accessories, sporting goods, toys, games, handicrafts, shoes, and various other consumer products. The company also invests in properties.


                   Nasdaq(R) Target 15 Strategy Stocks


Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Biogen Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company. The company primarily engages in the research, development, manufacture of targeted therapies for the treatment of neurodegenerative diseases, hematologic conditions and autoimmune disorders.

CA, Inc., headquartered in New York, New York, designs, develops, markets, licenses and supports a wide range of integrated computer software products used with mainframe computers and in client/server operations. The company offers business application solutions, information management and enterprise system management in a variety of industries.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small- to medium-size businesses worldwide.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company also produces casual video games and sells digital content.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Lam Research Corporation, headquartered in Fremont, California, designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits. The company sells its products worldwide.

NetEase, Inc. (ADR), incorporated in the Cayman Islands and headquartered in Beijing, China, through its subsidiaries, operates an online community in China. The company operates in three segments:
Online Game Services, Advertising Services and Wireless Value-added Services and others.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones, infrastructure products, transportation management information systems and ground stations.

Ross Stores, Inc., headquartered in Dublin, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

T-Mobile US, Inc., headquartered in Bellevue, Washington, offers mobile communications services under the "T-Mobile" brands in the United
States, Puerto Rico and the U.S. Virgin Islands. The company's brands include "T-Mobile," "MetroPCS" and "GoSmart."

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

Ulta Salon, Cosmetics & Fragrance, Inc., headquartered in Bolingbrook, Illinois, is a beauty retailer that provides prestige, mass, and salon products; and salon services in the United States.


             NYSE(R) International Target 25 Strategy Stocks


Brazil
______

Petroleo Brasileiro S.A. - Petrobras (ADR), headquartered in Rio de Janeiro, Brazil, seeks out, produces, markets and supples oil, natural gas and related products. The company operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants and petrochemical units in South America and worldwide.

Canada
______

Bank of Montreal, headquartered in Montreal, Canada, and its subsidiaries, offers credit and noncredit products and services in North America.

Canadian Imperial Bank of Commerce, headquartered in Toronto, Canada, is a diversified financial institution that offers various financial and banking products and services. The company serves individuals, small businesses, government and corporate clients in Canada and globally.

Magna International Inc. (Class A), headquartered in Aurora, Canada, is a global supplier of technologically advanced automotive components, systems and complete modules.

Suncor Energy Inc., headquartered in Calgary, Canada, is an integrated energy company focused on developing petroleum basins in Western Canada. The company also acquires, develops, produces and markets crude oil and natural gas in Canada and internationally, and markets petroleum and petrochemical products primarily in Canada.

France
______

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Hong Kong
________

China Mobile Limited (ADR), headquartered in Hong Kong, together with its subsidiaries, provides cellular telecommunications services in China and Hong Kong. The company also designs and markets electronic communication products and provides non-banking financial services.

Japan
_____

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars. The company markets its products globally and also provides financing to its dealers and customers.

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Nomura Holdings, Inc. (ADR), headquartered in Tokyo, Japan, provides various financial services for its subsidiaries. The company operates through three divisions: Retail, Asset Management and Wholesale. Services include financial products for individuals and corporations, investment advisory services, development of investment trusts, and the underwriting of various financial instruments.

Sumitomo Mitsui Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, provides various consumer, commercial, corporate banking and other financial services globally. The company has four operating segments: commercial banking, leasing, securities and consumer finance.

The Netherlands
_______________

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Norway
______

Statoil ASA (ADR), headquartered in Stavanger, Norway, is engaged primarily in the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf.

South Korea
___________

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power and nuclear power units in South Korea. The company also generates, transmits and distributes electricity to South Korea and is majority owned by the Korean government.

SK Telecom Co., Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea. In addition, the company offers broadband Internet and fixed-line telephone services.

Spain
_____

Banco Bilbao Vizcaya Argentaria, S.A. (ADR), headquartered in Bilbao, Spain, engages in retail banking, asset management, private banking and wholesale banking operations worldwide.

Banco Santander S.A. (ADR), headquartered in Madrid, Spain, provides retail banking products and services internationally. The company operates in three business areas, including Retail Banking, Global Wholesale Banking and Asset Management and Insurance.

Telefonica, S.A. (ADR), headquartered in Madrid, Spain, provides telecommunication services, including mobile voice, roaming, corporate services and mobile data and Internet throughout Europe and Latin
America. The company also provides fixed telecommunications services and wholesale services for telecommunication operators.

Switzerland
___________

UBS Group AG, headquartered in Zurich, Switzerland, together with its subsidiaries, provides a variety of banking services worldwide. The company offers wealth management services, retail and corporate asset management and investment banking products.

United Kingdom
______________

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

HSBC Holdings Plc (ADR), headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services globally.

Lloyds Banking Group Plc (ADR), headquartered in London, England, through subsidiaries and associated companies, offers banking and financial services to personal and commercial customers. The company operates throughout the United Kingdom.

United States
_____________

Carnival Corporation, incorporated in Panama and headquartered in Miami, Florida, owns and operates cruise lines worldwide. The company offers cruise vacations under "Carnival Cruise Lines" and "Princess Cruises," among others.

Sprint Corporation, headquartered in Overland Park, Kansas, provides wireless and wireline communication services to consumers, businesses and government customers. The company develops and markets various technologies, including wireless networks offering mobile data services.


                      S&P Target 24 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer, office and safety products for distribution worldwide. The company's products include adhesives, abrasives and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System (EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

Alliant Energy Corporation, headquartered in Madison, Wisconsin, is the holding company for Interstate Power and Light Company and Wisconsin Power and Light Company. The company engages in the generation, transmission, distribution, and sale of electric energy and the purchase, distribution, transportation and sale of natural gas in the Midwest.

Altria Group, Inc., headquartered in Richmond, Virginia, is a holding company. Through its subsidiaries, the company manufactures, markets and distributes a variety of branded cigarettes, cigars and smokeless tobacco products, as well as wine.

American Water Works Company, Inc., headquartered in Voorhees, New Jersey, engages in the provision of water and wastewater services to residential, commercial and industrial customers in the United States and Canada.

Aon Plc, headquartered in London, England, through its subsidiaries, provides insurance and risk management, consulting, and insurance underwriting solutions worldwide.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Assurant, Inc., headquartered in New York, New York, through its subsidiaries, provides specialized insurance products and related services in North America and internationally.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

Expeditors International of Washington, Inc., headquartered in Seattle, Washington, is engaged in the business of logistics management, including international freight forwarding and consolidation, for both air and ocean freight. The company operates globally.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, refines, markets and transports petroleum products. The company's operations are concentrated primarily in the Midwest, Southeast and Gulf Coast regions of the United States. The company has retail operations under the brand names "Marathon" and "Speedway."

Mead Johnson Nutrition Company, headquartered in Glenview, Illinois, manufactures nutritional products for expectant and nursing mothers, infants and children. The company distributes its products in North America, Latin America, Europe and Asia.

Mettler-Toledo International Inc., incorporated in the United States and dually headquartered in Greifensee, Switzerland and Columbus, Ohio, supplies precision instruments and services worldwide. The company offers various laboratory and industrial instruments, and retail weighing instruments for use in laboratory, industrial and food retailing applications.

Monster Beverage Corporation, headquartered in Corona, California, through its subsidiaries, develops, markets and distributes "alternative" beverages worldwide. The company's products include non-carbonated ready-to-drink iced teas, lemonades, juice cocktails, dairy and coffee drinks, energy drinks, sports drinks and flavored sparkling beverages.

NextEra Energy, Inc., headquartered in Juno Beach, Florida, through its subsidiaries, engages in the generation, transmission, distribution and sale of electric energy in the United States and Canada.

ONEOK, Inc., headquartered in Tulsa, Oklahoma, supplies natural gas to retail and wholesale customers in Oklahoma, leases pipeline capacity to customers for use in transporting natural gas to their facilities, transports gas for others, explores for and produces natural gas and oil, and extracts and sells natural gas liquids.

Quest Diagnostics Incorporated, headquartered in Madison, New Jersey, provides diagnostic testing, information and services to physicians, hospitals, managed care organizations, employers and government agencies. The wide variety of tests performed on human tissue and fluids help doctors and hospitals diagnose, treat and monitor disease. The company also conducts research, specializes in esoteric testing using genetic screening and other advanced technologies, performs clinical studies testing, and manufactures and distributes diagnostic test kits and instruments.

Ross Stores, Inc., headquartered in Dublin, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

S&P Global Inc., headquartered in New York, New York, is a financial intelligence company. The company provides clients with information regarding credit ratings, benchmarks, and analytics to capital and commodity markets worldwide.

United Continental Holdings, Inc., headquartered in Chicago, Illinois, through its subsidiary, United Airlines, Inc., provides transportation of persons, property and mail in the United States and internationally.

Varian Medical Systems, Inc., headquartered in Palo Alto, California, designs and produces integrated systems of equipment and software for treating cancer with radiation, as well as cost-effective X-ray tubes for original equipment manufacturers and replacement X-ray tubes and imaging subsystems.

Yum! Brands, Inc., headquartered in Louisville, Kentucky, owns, franchises and licenses quick-service restaurants worldwide. The company's restaurants include "KFC," "Pizza Hut" and "Taco Bell." They serve chicken, pizza and Mexican food.


                   S&P Target SMid 60 Strategy Stocks


AAR CORP., headquartered in Wood Dale, Illinois, is a provider of after-market products and services to the worldwide aviation industry. The company also repairs and exchanges a variety of engine parts.

Aaron's, Inc., headquartered in Atlanta, Georgia, operates as a specialty retailer of consumer electronics, computers, residential and office furniture, household appliances and accessories. The company has both company-owned and franchise locations throughout the United States and Canada.

Abercrombie & Fitch Co. (Class A), headquartered in New Albany, Ohio, is a specialty retailer of casual apparel for men, women and children. The company operates stores under the brand names "Abercrombie & Fitch," "abercrombie" and "Hollister," in the United States and internationally.

AECOM, headquartered in Los Angeles, California, provides professional technical and management support services to government and commercial clients worldwide. The company offers consulting, architectural and engineering design and construction management services for projects such as highways, airports, bridges, mass transit systems, government buildings and power distribution.

American Equity Investment Life Holding Company, headquartered in West Des Moines, Iowa, is engaged in the development, marketing, issuance and administration of annuities and life insurance products. Through its subsidiaries, the company is licensed to sell its products throughout the United States.

ArcBest Corporation, headquartered in Fort Smith, Arkansas, is a transportation holding company engaged primarily in motor carrier transportation and intermodal transportation operations worldwide.

Arrow Electronics, Inc., headquartered in Centennial, Colorado, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Ascena Retail Group, Inc., headquartered in Mahwah, New Jersey, operates a national chain of value-priced specialty stores offering career fashion to working women. The company's stores, operating principally under the names "Dress Barn" and "Dress Barn Woman," offer in-season, moderate-price fashion apparel.

Aspen Insurance Holdings Limited, headquartered in Hamilton, Bermuda, through its subsidiaries, provides property/casualty insurance and reinsurance products worldwide. The company's products include property and liability insurance, marine, energy and aviation insurance and reinsurance.

Associated Banc-Corp, headquartered in Green Bay, Wisconsin, is a bank holding company whose subsidiaries provide services through locations in Wisconsin, Illinois and Minnesota. The company provides a variety of financial products and services, including deposit, checking and lending services for consumers and businesses, equipment leases and investment management services.

Benchmark Electronics, Inc., headquartered in Angleton, Texas, provides contract manufacturing and design services to original equipment manufacturers. The company specializes in the assembly of printed circuit boards with computer-automated equipment using surface mount and pin-through-hole interconnection technologies.

Biglari Holdings Inc., headquartered in San Antonio, Texas, through its subsidiaries, engages in the ownership, development, operation and franchising of restaurants in the United States, under the brand names "Steak n Shake," "Western Sizzlin," "Western Sizzlin Wood Grill," "Great American Steak & Buffet" and "Quincy Steakhouses."

Brookline Bancorp, Inc., headquartered in Boston, Massachusetts, is the holding company for Brookline Savings Bank. The bank originates multi-family and commercial real estate mortgage loans, as well as traditional deposit and single-family mortgage loan products. The company operates primarily in the greater Boston metropolitan area and eastern Massachusetts.

Career Education Corporation, headquartered in Schaumburg, Illinois, is a provider of private, for-profit postsecondary education, with campuses throughout the United States. The company offers a variety of associate, bachelor's, doctoral and master's degrees, as well as diploma and certificate programs.

Celadon Group, Inc., headquartered in Indianapolis, Indiana, provides and arranges van flatbed truckload transport services between the United States and Canada and flatbed trucking services within the United States and to the Mexican border.

CONSOL Energy Inc., headquartered in Canonsburg, Pennsylvania, is a multi-fuel energy producer and energy services provider that primarily serves the electric power generation industry in the United States. The company operates mining complexes in coal reserves and also produces natural gas.

Cousins Properties Incorporated, headquartered in Atlanta, Georgia, is a real estate investment trust engaged in the acquisition, financing, development, management and leasing of office, medical office, retail and land development projects. The company also holds several tracts of strategically-located undeveloped land.

Cullen/Frost Bankers, Inc., headquartered in San Antonio, Texas, conducts a banking business through offices across Texas. The company also operates a general insurance agency and provides discount brokerage services.

Digi International Inc., headquartered in Minnetonka, Minnesota, produces networking hardware products and solutions. Some of the company's products include cellular routers, radio frequency products and microprocessors. Additionally, the company makes systems that allow restaurants and grocers to monitor perishable items, data analytics platforms and remote device management solutions.

Dime Community Bancshares, Inc., headquartered in Brooklyn, New York, operates as the holding company for The Dime Savings Bank of Williamsburgh, which conducts a savings bank business through several offices in the greater New York metropolitan area. The bank offers financial services and residential mortgage loans.

Exterran Corporation, headquartered in Houston, Texas, is a global oil and natural gas producer. The company provides contract operations, aftermarket services and product sales.

FutureFuel Corp., headquartered in St. Louis, Missouri, manufactures and sells biofuels, diversified chemical products and biobased specialty chemical products. The company's products are used in a variety of markets, and uses include detergent, photographic imaging, nutrition and polymer additives.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars. The company also arranges and services the financing of equipment and other capital assets and provides logistics and supply chain services.

Genesee & Wyoming Inc. (Class A), headquartered in Darien, Connecticut, is a holding company whose subsidiaries and unconsolidated affiliates own and operate short line and regional freight railroads in the United States and internationally.

Genworth Financial, Inc., headquartered in Richmond, Virginia, and its subsidiaries provide various insurance and investment-related products and services in the United States and internationally. The company distributes its products through independent producers and intermediaries.

The Greenbrier Companies, Inc., headquartered in Lake Oswego, Oregon, is a supplier of transportation equipment and services to the railroad and related industries. The company produces railcars, tank cars and marine vessels. The company also offers management services for leasing and transportation companies in North America.

Heidrick & Struggles International, Inc., headquartered in Chicago, Illinois, provides global executive search and leadership consulting services. The company helps clients build and sustain leadership teams by aiding in the recruitment, development and management of senior executives.

International Bancshares Corporation, headquartered in Laredo, Texas, is a financial holding company that operates through its bank subsidiaries. The company accepts checking and saving deposits, demand and time deposits from individuals, partnerships, corporations and public entities.

International Speedway Corporation, headquartered in Daytona Beach, Florida, together with its subsidiaries, promotes motorsports themed entertainment activities in the United States.

Interval Leisure Group, Inc., headquartered in Miami, Florida, together with its subsidiaries, provides membership and leisure services to the vacation industry in the United States, the United Kingdom, and internationally.

Investment Technology Group, Inc., headquartered in New York, New York, provides equity trading services and transaction research to institutional investors and brokers in the United States, Canada, Europe, and Asia Pacific. The company's services include broker-dealer services, data-driven investment research, and network connectivity services.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

Kindred Healthcare, Inc., headquartered in Louisville, Kentucky, is a healthcare services company that primarily operates hospitals, nursing centers and institutional pharmacies across the United States.

M/I Homes, Inc., headquartered in Columbus, Ohio, is engaged in the construction and sale of single-family residential property. The company also originates mortgage loans, primarily for purchasers of its homes.

MB Financial, Inc., headquartered in Chicago, Illinois, is a multi-bank financial holding company that, through its wholly-owned bank subsidiaries, offers a broad range of financial services. The company primarily serves small and middle-market businesses, leasing companies and their customers, and individuals.

Noble Corporation Plc, headquartered in London, England, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, engineering services, well site services and project management services.

Office Depot, Inc., headquartered in Boca Raton, Florida, operates a chain of retail office products stores and provides delivery of its products in the United States and Canada to store and catalog customers. The company is also a full-service contract stationer serving businesses throughout the United States.

OFG Bancorp, headquartered in San Juan, Puerto Rico, is the holding company for Oriental Bank & Trust. The company provides trust, money management, financial planning, and investment brokerage services, as well as consumer banking and mortgage banking. The company operates through a network of branch offices in Puerto Rico.

Old National Bancorp, headquartered in Evansville, Indiana, operates as the holding company for Old National Bank, which provides various financial services to individuals and commercial customers. The company has operations in Indiana, Illinois, Michigan and Kentucky.

P. H. Glatfelter Company, headquartered in York, Pennsylvania, together with its subsidiaries, manufacture specialty papers and engineered products. The company's products include papers for tea bags and coffee filters, metallized labels for beer bottles, adult incontinence products, pressure-sensitive postage stamps and digital imaging applications.

Prosperity Bancshares, Inc., headquartered in Houston, Texas, is a bank holding company for Prosperity Bank, with banking locations in the greater Houston metropolitan area and surrounding counties.

Regal Beloit Corporation, headquartered in Beloit, Wisconsin, is a global manufacturer of electric motors, electric generators and mechanical motion control products. The company's products are used in various commercial and industrial applications.

Rowan Companies Plc, incorporated in the United Kingdom and headquartered in Houston, Texas, is a provider of international and domestic contract drilling and aviation services.

Sanmina Corporation, headquartered in San Jose, California, makes complex printed circuit board assemblies, custom-designed backplane assemblies and subassemblies, multilayer printed circuit boards and custom cable and wire harness assemblies; and tests and assembles electronic sub-systems and systems.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

Spok Holdings, Inc., headquartered in Springfield, Virginia, is a provider of wireless communications solutions to the health care, commercial, government and emergency response sectors in the United States. The company also provides one-way and two-way messaging services.

Summit Hotel Properties, Inc., headquartered in Austin, Texas, is a real estate investment trust engaged in the acquisition, repositioning and selling of premium-branded hotels. The company focuses on the upscale and midscale segments of the U.S. lodging industry.

Synovus Financial Corp., headquartered in Columbus, Georgia, is a financial services and bank holding company. The company, through its subsidiaries, provides retail and commercial banking, mortgage services, investment and brokerage services, commercial and real estate loans, automated banking services and bank credit card services.

TCF Financial Corporation, headquartered in Wayzata, Minnesota, operates a national banking business through offices in several states. The company also originates, sells and services residential mortgage loans; sells annuities and mutual fund products; provides insurance, mainly credit-related insurance; and makes consumer finance loans.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in North America, South America, Europe, the Middle East and Africa. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

Terex Corporation, headquartered in Westport, Connecticut, is a global manufacturer of equipment for the construction, infrastructure and mining industries.

Toll Brothers, Inc., headquartered in Horsham, Pennsylvania, designs, builds, markets and finances single-family homes in middle and high income residential communities. The communities are located mainly on land the company has developed in suburban residential areas.

TRI Pointe Group, Inc., headquartered in Irvine, California, designs, constructs and sells several brands of single-family homes in the United States. The company also develops and sells land and lots.

Trinity Industries, Inc., headquartered in Dallas, Texas, provides various products and services for the transportation, industrial, construction and energy sectors in the United States and internationally. The company's products include highway guardrail and safety products, tank and freight railcars, tank barges and ready-mix concrete.

Veeco Instruments Inc., headquartered in Plainview, New York, designs, manufactures, markets and services a line of equipment primarily used by manufacturers in the data storage, semiconductor and telecommunications/wireless industries.

Washington Federal, Inc., headquartered in Seattle, Washington, is a bank holding company that conducts its operations through a federally insured national bank subsidiary, Washington Federal, National

Association. The company offers business and personal checking, passbook and statement accounts, residential and construction loans, and home equity loans.

Webster Financial Corporation, headquartered in Waterbury, Connecticut, delivers financial services to individuals, families and businesses located primarily in Connecticut and provides equipment financing, mortgage origination and financial advisory services to individuals and companies located primarily in southern New England and Westchester County, New York.

World Acceptance Corporation, headquartered in Greenville, South Carolina, is engaged in the small-loan consumer finance business, offering short-term loans, related credit insurance and ancillary products and services to individuals in the United States and Mexico.


               Target Diversified Dividend Strategy Stocks


Aircastle Limited, incorporated in Bermuda and headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

American Railcar Industries, Inc., headquartered in St. Charles,
Missouri, manufactures railroad rolling stock. The company also offers fleet management services and produces and repairs railcars.

Anthem, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

AVX Corporation, headquartered in Fountain Inn, South Carolina, together with its subsidiaries, manufactures and supplies a broad line of passive electronic components, interconnect devices and related products. All types of electronic devices use passive component products to store, filter or regulate electric energy.

Bunge Limited, incorporated in Bermuda and headquartered in White Plains, New York, is engaged in agriculture and food businesses worldwide. The company's five operating segments are: agribusiness, edible oil products, milling products, sugar and bioenergy, and fertilizer.

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Corning Incorporated, headquartered in Corning, New York, together with its subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

Domtar Corporation, headquartered in Fort Mill, South Carolina, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

Duke Energy Corporation, headquartered in Charlotte, North Carolina, provides electric service to about two million customers throughout the United States and operates interstate pipelines that deliver natural gas to various regions of the country. The company also markets electricity, natural gas and natural gas liquids.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO, BGE and other subsidiaries. The company owns, contracts and invests in electric generating facilities such as nuclear, hydroelectric generation and wind and solar facilities.

Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories. The company also provides financing operations, vehicle and equipment leasing, and insurance operations.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars. The company also arranges and services the financing of equipment and other capital assets and provides logistics and supply chain services.

Great Plains Energy Incorporated, headquartered in Kansas City,
Missouri, provides electricity in the midwestern United States. The company develops competitive electricity generation for the wholesale market and is also an electric delivery company with regulated generation. In addition, the company invests in energy-related ventures nationwide.

HCI Group, Inc., headquartered in Tampa, Florida, is an insurance holding company offering property and casualty insurance to homeowners, condominium owners and tenants. The company markets its products primarily through independent agents.

Interval Leisure Group, Inc., headquartered in Miami, Florida, together with its subsidiaries, provides membership and leisure services to the vacation industry in the United States, the United Kingdom, and internationally.

Kohl's Corporation, headquartered in Menomonee Falls, Wisconsin, operates family oriented, specialty department stores primarily in the Midwest and Mid-Atlantic that feature quality, moderately priced apparel, shoes, accessories, soft home products and housewares.

Maiden Holdings, Ltd., headquartered in Hamilton, Bermuda, is primarily focused on serving the needs of regional and specialty insurers in the United States, Europe and internationally, by providing reinsurance solutions designed to support their capital needs.

Manulife Financial Corporation, headquartered in Toronto, Canada, together with its subsidiaries, provides financial protection and wealth management products and services worldwide. The company also offers various insurance products, annuities, pension contracts and mutual fund products, among others.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, refines, markets and transports petroleum products. The company's operations are concentrated primarily in the Midwest, Southeast and Gulf Coast regions of the United States. The company has retail operations under the brand names "Marathon" and "Speedway."

Meridian Bioscience, Inc., headquartered in Cincinnati, Ohio, is an integrated life sciences company which manufactures, markets, and distributes diagnostic test kits, purified reagents and related products. The company specializes in gastrointestinal and upper respiratory infections, serology, parasitology and fungal disease diagnosis, as well as rare reagents and specialty biologicals.

Methanex Corporation, headquartered in Vancouver, Canada, produces and markets methanol. The company's product is used to produce formaldehyde, acetic acid and a variety of other chemical intermediates. Methanol is also used as an additive in gasoline and in other consumer products.

MetLife, Inc., headquartered in New York, New York, provides insurance and financial services to a range of individual and institutional customers. The company has operations in the United States and other countries in the Asia-Pacific region, Latin America and Europe.

The Mosaic Company, headquartered in Plymouth, Minnesota, engages in the production, blending and distribution of crop nutrient and animal feed products worldwide.

Oceaneering International, Inc., headquartered in Houston, Texas, provides engineered services and products primarily to the offshore oil and gas industry,with a focus on deep water applications. The company is segmented into two main parts, Oilfield and Advanced Technologies.

Owens & Minor, Inc., headquartered in Mechanicsville, Virginia, is a distributor of national name brand medical/surgical supplies, serving hospitals, integrated health care systems and group purchasing organizations, with distribution centers located throughout the United States.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and Northeastern United States.

Sanderson Farms, Inc., headquartered in Laurel, Mississippi, is a fully integrated poultry processing company engaged in the production, processing, marketing and distribution of fresh and frozen chicken products.

Seaspan Corporation, incorporated in the Marshall Islands and headquartered in Hong Kong, is an independent charter owner and manager of containerships. The company operates primarily using long-term, fixed-rate time charters with major container liner companies.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

TELUS Corporation, headquartered in Burnaby, Canada, provides voice, data, Internet and wireless services to businesses and consumers in Canada.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Western Digital Corporation, headquartered in Irvine, California, designs, develops, manufactures and markets a range of hard drives for the desktop PC market, the high-end hard drive market and for the emerging market for hard drives specifically designed for audio-visual applications.

Western Refining, Inc., headquartered in El Paso, Texas, operates as an independent crude oil refiner and marketer of refined products. The company also offers storage and transportation of its products to wholesale distributors and retail chains.

Xerox Corporation, headquartered in Norwalk, Connecticut, is a technology and services enterprise which develops, manufactures, markets, services and finances a range of document equipment, software, solutions and services.


             Target Global Dividend Leaders Strategy Stocks

                             Domestic Stocks


AMERISAFE, Inc., headquartered in DeRidder, Louisiana, through its subsidiaries, engages in marketing and underwriting workers' compensation insurance to companies involved in hazardous industries.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

BGC Partners, Inc., headquartered in New York, New York, operates global interactive electronic marketplaces that enable the trading of over-the-counter financial instruments and other products more effectively and at lower cost than traditional trading methods.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Consolidated Communications Holdings, Inc., headquartered in Mattoon, Illinois, provides communications services to residential and business customers in Illinois and other states. The company also offers telecommunications services, including high-speed broadband Internet access, local and long-distance service, digital television. The company also engages in the sale and support of telecommunications equipment.

Duke Energy Corporation, headquartered in Charlotte, North Carolina, provides electric service to about two million customers throughout the United States and operates interstate pipelines that deliver natural gas to various regions of the country. The company also markets electricity, natural gas and natural gas liquids.

Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories. The company also provides financing operations, vehicle and equipment leasing, and insurance operations.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

General Motors Company, headquartered in Detroit, Michigan, designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

Kohl's Corporation, headquartered in Menomonee Falls, Wisconsin, operates family oriented, specialty department stores primarily in the Midwest and Mid-Atlantic that feature quality, moderately priced apparel, shoes, accessories, soft home products and housewares.

The Mosaic Company, headquartered in Plymouth, Minnesota, engages in the production, blending and distribution of crop nutrient and animal feed products worldwide.

Navient Corporation, headquartered in Wilmington, Delaware, holds a portfolio of education loans insured or guaranteed under the Federal Family Education Loan Program. The company also services and collects education loans for banks, credit unions and non-profit education lenders.

ONEOK, Inc., headquartered in Tulsa, Oklahoma, supplies natural gas to retail and wholesale customers in Oklahoma, leases pipeline capacity to customers for use in transporting natural gas to their facilities, transports gas for others, explores for and produces natural gas and oil, and extracts and sells natural gas liquids.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products. The company's products are marketed outside the United States through subsidiaries and affiliates.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides electricity service in the United Kingdom.

The Southern Company, headquartered in Atlanta, Georgia, through its wholly owned subsidiaries, supplies electricity in Alabama, Florida, Georgia and Mississippi. The company is involved in electricity generation, transmission and distribution through coal, nuclear, oil and gas and hydro resources.

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Waddell & Reed Financial, Inc., headquartered in Overland Park, Kansas, provides investment products and services through its subsidiaries.

Western Refining, Inc., headquartered in El Paso, Texas, operates as an independent crude oil refiner and marketer of refined products. The company also offers storage and transportation of its products to wholesale distributors and retail chains.


                          International Stocks


Aircastle Limited, incorporated in Bermuda and headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

Banco Bradesco S.A. (ADR), headquartered in Osasco, Brazil, provides a range of banking and financial products and services in Brazil and internationally to individuals, small to mid-sized companies, and local and international corporations and institutions.

Braskem S.A. (ADR), headquartered in Sao Paulo, Brazil, produces petrochemicals and generates electricity. The company produces ethylene, propylene, benzene, toluene, xylenes, butadiene, butene, isoprene, dicyclopentediene, MTBE, caprolactam, ammonium sulfate, cyclohexene, polyethylene theraphtalat, polyethylene and polyvinyl chloride (PVC).

Canon Inc. (ADR), headquartered in Tokyo, Japan, is engaged in the development, manufacturing and sale of imaging technology solutions. The company's products include digital cameras and camcorders, inkjet printers, commercial photo printers, image scanners, photocopy machines and broadcast equipment. In addition, the company's imaging technology has applications in various industries, such as radiology systems and flat panel display equipment.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand name "Mercedes-Benz," among others. The company also provides related financial services for its automotive and commercial operations.

Domtar Corporation, headquartered in Fort Mill, South Carolina, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

Euronav N.V., headquartered in Antwerp, Belgium, is a tanker company which engages in the storage and ocean transport of crude oil and petroleum products. The company operates mainly in Europe.

Huaneng Power International, Inc. (ADR), headquartered in Beijing, China, is one of China's largest independent power producers. The company sells power to local distribution utilities, primarily in China's coastal provinces.

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power and nuclear power units in South Korea. The company also generates, transmits and distributes electricity to South Korea and is majority owned by the Korean government.

Mobile TeleSystems PJSC (ADR), headquartered in Moscow, Russia, is a telecommunications group providing mobile communications and fixed voice telecommunications services in Russia, eastern Europe and central Asia. The company also offers broadband and pay TV, as well as content and entertainment services.

Nordic American Tankers Limited, headquartered in Hamilton, Bermuda, is a shipping company that owns and charters Suezmax tankers for oil transportation. The company's vessels operate under long term bareboat charters agreements with oil companies.

Orange (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Shaw Communications Inc. (Class B), headquartered in Calgary, Canada, is a diversified communications company whose core business is providing broadband cable television, Internet and satellite services.

Ship Finance International Limited, headquartered in Hamilton, Bermuda, engages primarily in the ownership and operation of oil tankers. The company is also involved in the charter, purchase and sale of vessels.

SK Telecom Co., Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea. In addition, the company offers broadband Internet and fixed-line telephone services.

TELUS Corporation, headquartered in Burnaby, Canada, provides voice, data, Internet and wireless services to businesses and consumers in Canada.

Ternium S.A. (ADR), headquartered in Luxembourg City, Luxembourg, through its primarily Latin American-based subsidiaries, engages in the manufacture and distribution of processed steel products. The company's products include steel sheets and rolled coils, pre-painted sheets, steel bars and wire rod.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

United Microelectronics Corporation (ADR), headquartered in Hsinchu City, Taiwan, designs, manufactures and markets integrated circuits
(ICs) and related electronic products. The company's main products are consumer electronic ICs, memory ICs, personal computer peripheral ICs and communication ICs.

                                  REITs


Blackstone Mortgage Trust, Inc. (Class A), headquartered in New York, New York, operates as a real estate investment trust. The company primarily originates, acquires, manages and purchases senior mortgage loans collateralized by properties located in the United States and Europe.

Care Capital Properties, Inc., headquartered in Chicago, Illinois, operates as a real estate investment trust. The company focuses on a diversified portfolio of triple-net leased properties focused on skilled nursing facilities and the post-acute sector.

CBL & Associates Properties, Inc., headquartered in Chattanooga,
Tennessee, is a self-managed real estate investment trust engaged in the ownership, operation, marketing, management, leasing, expansion, development, redevelopment, acquisition and financing of regional malls and community and neighborhood centers in the United States.

Corrections Corporation of America, headquartered in Nashville,
Tennessee, is a real estate investment trust that specializes in owning, operating and managing prisons and other correctional facilities. The company also provides inmate residential and prisoner transportation services for governmental agencies.

Four Corners Property Trust, Inc., headquartered in Mill Valley,
California, is a self-administered real estate investment trust. The company is primarily engaged in the ownership, acquisition and leasing of restaurant and retail properties.

Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.

Host Hotels & Resorts, Inc., headquartered in Bethesda, Maryland, is a publicly owned real estate investment trust engaged in the ownership and operation of hotel properties. The company specializes in luxury, full-service properties.

Lamar Advertising Company, headquartered in Baton Rouge, Louisiana, is a real estate investment trust which provides advertising space on billboards, posters and bulletins. The company operates in the United States and Canada.

LaSalle Hotel Properties, headquartered in Bethesda, Maryland, is a real estate investment trust that engages in the purchase, ownership and lease of upscale and luxury hotels located in convention, resort and urban business markets in the United States.

Lexington Realty Trust, headquartered in New York, New York, is a self-managed real estate investment trust that acquires, owns and manages a geographically diverse portfolio of net leased office, industrial and retail properties.

Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-managed real estate investment trust providing leasing, acquisition, development, property management and other related services for industrial and office properties located in the southeastern, mid-Atlantic and midwestern regions of the United States.

MFA Financial, Inc., headquartered in New York, New York, is a self-managed real estate investment trust which is primarily engaged in the business of investing in high-grade adjustable-rate mortgage-backed securities.

National Health Investors, Inc., headquartered in Murfreesboro,
Tennessee, is a real estate investment trust that invests in income-producing health care properties primarily in the long-term care industry.

New Residential Investment Corp., headquartered in New York, New York, is a public real estate investment trust focused on investments in the residential housing sector. The company makes investments in residential mortgage-related assets.

Pebblebrook Hotel Trust, headquartered in Bethesda, Maryland, is a real estate investment trust that acquires and invests in upper scale, full-service hotel properties. The company focuses on major U.S. cities and gateway coastal markets.

Ramco-Gershenson Properties Trust, headquartered in Farmington Hills, Michigan, is a real estate investment trust that engages in the ownership, development, acquisition, management and leasing of community shopping centers, single tenant retail properties, and one regional mall in the Midwestern, Southeastern and Mid-Atlantic regions of the United States.

RLJ Lodging Trust, headquartered in Bethesda, Maryland, operates as an independent equity real estate investment trust. The company invests primarily in premium-branded, focused-service, and compact full-service hotels located in urban and densely populated suburban areas.

Ryman Hospitality Properties, Inc., headquartered in Nashville,
Tennessee, is a real estate investment trust that owns and operates hotels throughout the United States. The company specializes in group-oriented, meeting-focused resort properties.

Sabra Health Care REIT, Inc., headquartered in Irvine, California, is a real estate investment trust. The company owns and invests in real estate properties for the health care industry through its subsidiaries, including skilled nursing facilities, assisted living and independent living facilities, mental health facilities and a continuing care retirement community.

Select Income REIT, headquartered in Newton, Massachusetts, is a real estate investment trust that invests primarily in net leased, single-tenant properties.


                      Target Growth Strategy Stocks


A.O. Smith Corporation, headquartered in Milwaukee, Wisconsin, is a diversified manufacturer whose major product lines include hermetic and fractional horsepower electric motors. The company also manufactures commercial and residential water heaters.

AbbVie Inc., headquartered in North Chicago, Illinois, is a research-based pharmaceuticals company. The company discovers, develops and commercializes advanced therapies in immunology, oncology, women's health, neuroscience and other areas.

Albemarle Corporation, headquartered in Baton Rouge, Louisiana, is a major producer of specialty polymers and fine chemicals. The company's products include polymer intermediates, cleaning product intermediates and additives, agrichemical intermediates, pharmachemical intermediates and bulk actives, catalysts and brominated flame retardants.

Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books, electronics and other products via a commercial site on the Internet. The company also operates an online auction site.

AmerisourceBergen Corporation, headquartered in Chesterbrook,
Pennsylvania, is a wholesale distributor of pharmaceuticals and related health care services to a variety of health care providers.

CDK Global, Inc., headquartered in Hoffman Estates, Illinois, is a global provider of integrated information technology and digital marketing solutions to the automotive retail and adjacent industries. The company provides solutions to automate and integrate all parts of the dealership and buying process from advertising to the sale, financing, insuring, repair and maintenance of vehicles.

Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.

Copart, Inc., headquartered in Dallas, Texas, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles over the Internet through its virtual bidding auction style sales technology. The company primarily sells vehicles to licensed dismantlers, rebuilders and used vehicle dealers.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

Edwards Lifesciences Corporation, headquartered in Irvine, California, provides a comprehensive line of products and services designed to treat late-stage cardiovascular disease. The company designs, develops and manufactures heart valve repair products, monitoring devices, oxygenators and pharmaceuticals.

Ferrari N.V., incorporated in The Netherlands and headquartered in Maranello, Italy, is a designer and producer of luxury performance sports cars. The company sells its products through independent dealers around the world.

General Motors Company, headquartered in Detroit, Michigan, designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

HD Supply Holdings, Inc., headquartered in Atlanta, Georgia, together with its subsidiaries, is an industrial distribution company. The company serves three market sectors: maintenance, repair and operations; infrastructure and power; and specialty construction.

Incyte Corporation, headquartered in Wilmington, Delaware, is a biopharmaceutical company focused on the discovery, development, and commercialization of proprietary small molecule drugs for use in the treatment of cancer and inflammation.

Ingredion Incorporated, headquartered in Westchester, Illinois, together with its subsidiaries, produces a large variety of food ingredients and industrial products derived from the processing of corn and other starch-based materials (such as tapioca and yucca). The company operates in North America, South America, Asia Pacific, Europe, the Middle East and Africa.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

Lear Corporation, headquartered in Southfield, Michigan, designs, manufactures, assembles, and supplies automotive seat systems, electrical distribution systems, and related components.

Lennox International Inc., headquartered in Richardson, Texas, designs, manufactures and markets a broad range of products for the heating, ventilation, air conditioning and refrigeration markets.

Liberty Broadband Corporation (Class C), headquartered in Englewood, Colorado, is a cable operator providing video programming and internet services to residential and commercial customers in the United States.

Mallinckrodt Plc, incorporated in Ireland and headquartered in Chesterfield, England, develops, manufactures and markets generic and branded specialty pharmaceuticals, active pharmaceutical ingredients and diagnostic imaging agents worldwide. The company specializes in pain management medications.

MarketAxess Holdings Inc., headquartered in New York, New York, through its subsidiaries, enables electronic trading of corporate bonds and other types of fixed-income securities. The company's multi-dealer trading platform allows clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice.

Mercadolibre, Inc., incorporated in the United States and headquartered in Vicente Lopez, Argentina, through its subsidiaries, hosts online commerce and payment platforms in Latin America.

Mobileye N.V., incorporated in the Netherlands and headquartered in Jerusalem, Israel, together with its subsidiaries, designs and develops computer vision and machine learning for advanced driver assistance systems and autonomous driving technologies. The company also provides data analysis, and localization and mapping technologies.

MSCI Inc., headquartered in New York, New York, provides investment decision support tools, including indexes and portfolio risk and performance analytics for use by institutions in managing equity, fixed income and multi-asset class portfolios.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

S&P Global Inc., headquartered in New York, New York, is a financial intelligence company. The company provides clients with information regarding credit ratings, benchmarks, and analytics to capital and commodity markets worldwide.

Spectrum Brands Holdings, Inc., headquartered in Middleton, Wisconsin, manufactures batteries, pet food and lawn care products. The company produces alkaline, rechargeable and hearing-aid batteries, pet foods, insecticides and herbicides.

Ulta Salon, Cosmetics & Fragrance, Inc., headquartered in Bolingbrook, Illinois, is a beauty retailer that provides prestige, mass, and salon products; and salon services in the United States.

United Parcel Service, Inc. (Class B), headquartered in Atlanta,
Georgia, delivers packages and documents both domestically and internationally. In addition, the company provides management of supply chains and logistic services for major corporations worldwide and also owns "Mail Boxes Etc., Inc."

Zoetis Inc., headquartered in Florham Park, New Jersey, is engaged in the development, manufacture and commercialization of animal health medicines and vaccines. The products focus on both livestock and companion animals and are sold worldwide.


                    Target Small-Cap Strategy Stocks


Air Transport Services Group, Inc., headquartered in Wilmington, Ohio, through its subsidiaries, provides aircraft, airline operations, and other related services primarily to the shipping and transportation industries.

Amphastar Pharmaceuticals, Inc., headquartered in Rancho Cucamonga, California, together with its subsidiaries, is a specialty pharmaceutical company. The company focuses primarily on developing, manufacturing, marketing and distributing generic and proprietary injectable, inhalation and intranasal products.

Amplify Snack Brands, Inc., headquartered in Austin, Texas, together with its subsidiaries, is a snack food company focused on the consumers' growing preference for healthy snacks. The company's anchor brand is "SkinnyPop," a rapidly-growing ready-to-eat popcorn brand.

ANI Pharmaceuticals, Inc., headquartered in Baudette, Minnesota, is an integrated specialty pharmaceutical company that develops, manufactures and markets branded and generic prescription pharmaceuticals. The company's products include narcotics, oncolytics, steroids, hormones and extended release products.

Anika Therapeutics, Inc., headquartered in Bedford, Massachusetts, develops, manufactures, and sells therapeutic products and devices which promote the repair and healing of bone, cartilage and soft tissue. These products are based on a naturally occurring, biocompatible polymer that is found throughout the body.

Argan, Inc., headquartered in Rockville, Maryland, through its subsidiaries, provides engineering, procurement and construction services for energy plants. The plants include both traditional gas plants and alternative energy plants.

Astec Industries, Inc., headquartered in Chattanooga, Tennessee, designs, engineers, manufactures and markets equipment and components used primarily in road building and related construction activities.

Banc of California, Inc., headquartered in Irvine, California, is a full-service bank focused on serving diverse private businesses, entrepreneurs and communities in California.

Barracuda Networks, Inc., headquartered in Campbell, California, designs and develops email and Internet security products. The company offers spam firewalls, web filters, instant messaging firewalls, load balancers, message archivers and web application controllers. The company serves customers worldwide.

BioTelemetry, Inc., headquartered in Malvern, Pennsylvania, manufactures cardiac monitoring devices and provides cardiac monitoring centralized cardiac core laboratory services. The company operates in three segments: Patient Services, Product, and Research Services.

BroadSoft, Inc., headquartered in Gaithersburg, Maryland, provides software that enables fixed-line, mobile, and cable service providers to deliver voice and multimedia services over Internet protocol (IP) based networks.

Calavo Growers, Inc., headquartered in Santa Paula, California, engages in the procurement and marketing of avocados and other perishable foods. The company prepares and distributes processed avocado products domestically and internationally.

California Water Service Group, headquartered in San Jose, California, is engaged in the supply and distribution of water and the providing of water-related utility services to customers in California, New Mexico and Washington.

Cavco Industries, Inc., headquartered in Phoenix, Arizona, is engaged in the design, manufacture and sale of manufactured homes. The company also builds park model RVs, vacation cabins and commercial structures.

Central Garden & Pet Company (Class A), headquartered in Walnut Creek, California, is a marketer and producer of branded products for the pet supply and the lawn and garden supply markets. The company's pet supplies include food, toys, carriers and grooming products. Lawn and garden supplies include seed, herbicides and insecticides, holiday lighting products and other decorative outdoor products.

CEVA, Inc., headquartered in Mountain View, California, together with its subsidiaries, designs and licenses silicon intellectual property for the handsets, portable multimedia and consumer electronics markets. The company distributes its products globally.

Cynosure, Inc., headquartered in Westford, Massachusetts, engages in the development, manufacture, and marketing of aesthetic treatment systems that are used by physicians and other practitioners to perform noninvasive procedures.

Employers Holdings, Inc., headquartered in Reno, Nevada, through its subsidiaries, provides workers' compensation insurance coverage to select small businesses in low to medium hazard industries. The company provides insurance throughout the United States.

Installed Building Products, Inc., headquartered in Columbus, Ohio, is a residential insulation installer in the United States. The company also installs complementary building products, including garage doors, rain gutters, shower doors, closet shelving and mirrors.

iRobot Corporation, headquartered in Bedford, Massachusetts, designs, develops and markets robots for consumer, government and industrial markets in the United States and internationally.

Luminex Corporation, headquartered in Austin, Texas, has developed a proprietary technology, LabMAP, that combines a microscopic fluid stream and digital signal processing to perform high-speed biological tests at a low cost.

MarineMax, Inc., headquartered in Clearwater, Florida, is a recreational boat dealer. The company is engaged primarily in the retail sale, brokerage and service of new and used boats, marine parts and accessories and offers slip and storage accommodations throughout the United States.

MaxLinear, Inc. (Class A), headquartered in Carlsbad, California, provides integrated, radio-frequency and mixed-signal circuits for broadband communication, metro and long-haul transport network applications worldwide. The company offers receivers and receiver systems that enable the display of broadband video content in various electronic devices.

Mercury Systems, Inc., headquartered in Chelmsford, Massachusetts, designs, manufactures and sells open sensor processing systems and services. The systems are used in critical commercial, defense and intelligence applications. The company markets its products worldwide.

Nautilus, Inc., headquartered in Vancouver, Washington, is a marketer, developer and manufacturer of health and fitness products sold under such names as "Nautilus," "Bowflex," "Schwinn" and "StairMaster."

NCI Building Systems, Inc., headquartered in Houston, Texas, is an integrated manufacturer and marketer of metal products for the non-residential construction industry. The company markets its products throughout the United States.

Omega Protein Corporation, headquartered in Houston, Texas, produces and markets protein-rich fish oil and fish meal products. The company produces both animal nutrition and human nutrition products and distributes in products in the United States and internationally.

OraSure Technologies, Inc., headquartered in Bethlehem, Pennsylvania, together with its subsidiaries, develops, manufactures, markets, and sells oral fluid diagnostic products and specimen collection devices using its proprietary oral fluid technologies. Other products include immunoassays and in vitro diagnostic tests.

Patrick Industries, Inc., headquartered in Elkhart, Indiana, manufactures and distributes building products for the manufactured housing, recreational vehicle, furniture manufacturing, marine, automotive aftermarket and other industries. The company operates in the United States and Canada.

Piper Jaffray Companies, headquartered in Minneapolis, Minnesota, is a financial services firm that provides investment banking and asset management services to businesses, institutions and individuals. The company's services include equity financings, trading and research services, and underwriting debt issues.

Rudolph Technologies, Inc., headquartered in Flanders, New Jersey, engages in the design, development, manufacture and sale of process control metrology, defect inspection and data analysis systems for semiconductor device manufacturers worldwide.

SciClone Pharmaceuticals, Inc., headquartered in Foster City,
California, is a specialty pharmaceutical company focused on therapies for oncology, infectious diseases and cardiovascular disorders. The company markets its products primarily in China.

Smith & Wesson Holding Corporation, headquartered in Springfield, Massachusetts, manufactures handguns, law enforcement products and firearm safety/security products. The company also provides shooter protection, knives, apparel, footwear and other accessory lines.

Standard Motor Products, Inc., headquartered in Long Island City, New York, manufactures replacement parts and automotive related items for the automotive industry. The company's products include ignition and electrical parts, emission and engine controls, sensors, battery cables, clutches, blower motors, condensers, and hoses, among others. The company sells its products primarily throughout the United States and Canada.

Supernus Pharmaceuticals, Inc., headquartered in Rockville, Maryland, develops and markets products for the treatment of central nervous system diseases in the United States.

Tile Shop Holdings, Inc., headquartered in Plymouth, Minnesota, is a specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories. The company markets its products in the United States.

U.S. Physical Therapy, Inc., headquartered in Houston, Texas, operates physical therapy clinics throughout the United States. The facilities provide pre- and post-operative care and various rehabilitative services.

Universal Electronics Inc., headquartered in Santa Ana, California, provides pre-programmed wireless control products and audio-video accessories for home entertainment systems.

Vascular Solutions, Inc., headquartered in Minneapolis, Minnesota, operates a medical device company focused on providing clinically advanced solutions to interventional cardiologists, interventional radiologists and electro physiologists. The company markets its products worldwide.

Winnebago Industries, Inc., headquartered in Forest City, Iowa, manufactures motor homes and self-contained recreation vehicles used in leisure travel and outdoor recreation activities.


                 Value Line(R) Target 25 Strategy Stocks


California Water Service Group, headquartered in San Jose, California, is engaged in the supply and distribution of water and the providing of water-related utility services to customers in California, New Mexico and Washington.

CLARCOR Inc., headquartered in Franklin, Tennessee, conducts business in the three principal industry segments of Engine/Mobile Filtration, Industrial/Environmental Filtration, and Packaging.

CONSOL Energy Inc., headquartered in Canonsburg, Pennsylvania, is a multi-fuel energy producer and energy services provider that primarily serves the electric power generation industry in the United States. The company operates mining complexes in coal reserves and also produces natural gas.

Continental Resources, Inc., headquartered in Oklahoma City, Oklahoma, operates as a crude-oil concentrated, independent oil and natural gas exploration and production company throughout the United States.

Craft Brew Alliance, Inc., headquartered in Portland, Oregon, is a craft brewing company. The company owns and operates breweries with adjacent restaurants and pubs across the United States.

CryoLife, Inc., headquartered in Kennesaw, Georgia, develops and commercializes technology for cryopreservation of viable human tissues for vascular, cardiovascular and orthopaedic transplant applications.

Dolby Laboratories, Inc., headquartered in San Francisco, California, engages in the development and delivery of products and technologies for the entertainment industry worldwide.

The Dun & Bradstreet Corporation, headquartered in Short Hills, New Jersey, provides commercial data and analytics on businesses worldwide. The company also offers risk management solutions, and online applications offering real time access to global business information.

Forrester Research, Inc., headquartered in Cambridge, Massachusetts, is an independent research and consulting firm. The company assesses customer experience and preferences, and offers business strategies to its clients.

FTI Consulting, Inc., headquartered in Washington, D.C., together with its subsidiaries, provides litigation and claims management consulting to corporations, law firms and insurance companies. The company's consulting services include visual communications and trial consulting, engineering and scientific investigation, financial services, and assessment and expert testimony regarding intellectual property rights. The company has operations worldwide.

Garmin Ltd., headquartered in Schaffhausen, Switzerland, designs, develops, manufactures and markets navigation, communications and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Healthways, Inc., headquartered in Franklin, Tennessee, provides specialized, comprehensive care enhancement services to health plans and hospitals, with an emphasis on diabetes, cardiac disease and respiratory disease.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells health care products, medical devices and pharmaceuticals globally. The company provides research and other related support and services for the consumer, pharmaceutical and medical diagnostic markets.

Landauer, Inc., headquartered in Glenwood, Illinois, is primarily engaged in the radiation monitoring business. The company offers a service for measuring, primarily through optically stimulated luminescent badges worn by client personnel, the dosages of x-ray, gamma radiation and other penetrating ionizing radiations to which the wearer has been exposed.

MGE Energy, Inc., headquartered in Madison, Wisconsin, is a public utility holding company. The company purchases, distributes, and transports natural gas in several Wisconsin counties and its principal subsidiary generates and distributes electricity in Dane County, Wisconsin.

MSA Safety Incorporated, headquartered in Cranberry Township,
Pennsylvania, engages in the development, manufacture and supply of equipment and systems for worker and plant protection in North America, Europe and internationally.

ONEOK, Inc., headquartered in Tulsa, Oklahoma, supplies natural gas to retail and wholesale customers in Oklahoma, leases pipeline capacity to customers for use in transporting natural gas to their facilities, transports gas for others, explores for and produces natural gas and oil, and extracts and sells natural gas liquids.

PetMed Express, Inc., headquartered in Pompano Beach, Florida, doing business as 1-800-PetMeds, delivers prescription and non-prescription pet medications and other health products for dogs, cats, and horses in the United States.

Petroleo Brasileiro S.A. - Petrobras (ADR), headquartered in Rio de Janeiro, Brazil, seeks out, produces, markets and supples oil, natural gas and related products. The company operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants and petrochemical units in South America and worldwide.

Plexus Corp., headquartered in Neenah, Wisconsin, provides product design, development and conceptualization services to original equipment manufacturers in the networking/communications, life sciences/health care, industrial/commercial, and defense/aerospace sectors. The company markets its products globally.

Royal Gold, Inc., headquartered in Denver, Colorado, is engaged in the acquisition and management of precious metals royalties. The company also provides financing for projects in development or production in exchange for royalties.

Silver Wheaton Corp., headquartered in Vancouver, Canada, is a precious metals streaming company. The company has long-term purchase agreements associated with silver and gold mining assets worldwide.

Surmodics, Inc., headquartered in Eden Prairie, Minnesota, is a provider of surface modification solutions to the health care industry. The company also offers in vitro diagnostic technologies.

Trimble Navigation Limited, headquartered in Sunnyvale, California, develops, manufactures and distributes products enabled by Global
Positioning System (GPS), optical, laser and wireless communications technology.

Universal Electronics Inc., headquartered in Santa Ana, California, provides pre-programmed wireless control products and audio-video accessories for home entertainment systems.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A.  Bonding Arrangements of Depositor:

            First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

            The facing sheet

            The Prospectus

            The signatures

            Exhibits


                                      S-1


                                   SIGNATURES

      The Registrant, FT 6350, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT
3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT
3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT
4746; FT 4789; FT 5039 and FT 5415 for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 6350, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on October 7, 2016.

                                         FT 6350

                                         By  FIRST TRUST PORTFOLIOS L.P.
                                             Depositor


                                         By  Elizabeth H. Bull
                                             Senior Vice President


                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


     Name                         Title*                          Date

James A. Bowen      Director of The Charger Corporation,    ) October 7, 2016
                    the General Partner of First Trust      )
                    Portfolios L.P.                         )
                                                            ) Elizabeth H. Bull
                                                            ) Attorney-in-Fact**


* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                                      S-3


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the use in this Amendment No. 2 to Registration Statement No. 333-212970 on Form S-6 of our report dated October 7, 2016, relating to the financial statements of FT 6350, comprising Dow(R) Target 5 4Q '16 - Term 1/9/18 (The Dow(R) Target 5 Portfolio, 4th Quarter 2016 Series); Dow(R) Target Dvd. 4Q '16 - Term 1/9/18 (The Dow(R) Target Dividend Portfolio, 4th Quarter 2016 Series); Global Target 15 4Q '16 - Term 1/9/18 (Global Target 15 Portfolio, 4th Quarter 2016 Series); S&P Target 24 4Q '16 - Term 1/9/18 (S&P Target 24 Portfolio, 4th Quarter 2016 Series); S&P Target SMid 60 4Q '16 - Term 1/9/18 (S&P Target SMid 60 Portfolio, 4th Quarter 2016 Series); Target Divsd. Dvd. 4Q '16 - Term 1/9/18 (Target Diversified Dividend Portfolio, 4th Quarter 2016 Series); Target Dvd. Multi-Strat. 4Q '16 - Term 1/9/18 (Target Dividend Multi-Strategy Portfolio, 4th Quarter 2016 Series); Target Dbl. Play 4Q '16 - Term 1/9/18 (Target Double Play Portfolio, 4th Quarter 2016 Series); Target Focus 4 4Q '16 - Term 1/9/18 (Target Focus Four Portfolio, 4th Quarter 2016 Series); Target Global Dvd. Leaders 4Q '16 - Term 1/9/18 (Target Global Dividend Leaders, 4th Quarter 2016 Series); Target Growth 4Q '16 - Term 1/9/18 (Target Growth Portfolio, 4th Quarter 2016 Series); Target Triad 4Q '16 - Term 1/9/18 (Target Triad Portfolio, 4th Quarter 2016 Series); Target VIP 4Q '16 - Term 1/9/18 (Target VIP Portfolio, 4th Quarter 2016 Series); and Value Line(R) Target 25 4Q '16 - Term 1/9/18 (Value Line(R) Target 25 Portfolio, 4th Quarter 2016 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 7, 2016


                                      S-4


                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibits 3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                      S-5


                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 6350 and certain subsequent Series, effective October 7, 2016 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                                      S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1     Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to United Kingdom tax status of securities being registered.

4.1     Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).


                                      S-7